   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1997.

                                                      REGISTRATION NO. 333-37707
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 3 TO
                                    FORM S-1
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          INFORMATION ADVANTAGE, INC.

             (Exact Name of Registrant as Specified in its Charter)

         DELAWARE                       7372                 41-1718445
     (State or Other             (Primary Standard        (I.R.S. Employer
       Jurisdiction                  Industrial            Identification
   of Incorporation or          Classification Code            Number)
      Organization)                   Number)

                     7905 GOLDEN TRIANGLE DRIVE, SUITE 190
                       EDEN PRAIRIE, MINNESOTA 55344-7227
                                 (612) 833-3700

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               DONALD W. ANDERSON
                            CHIEF FINANCIAL OFFICER
                     7905 GOLDEN TRIANGLE DRIVE, SUITE 190
                       EDEN PRAIRIE, MINNESOTA 55344-7227
                                 (612) 833-3700

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

           JAY K. HACHIGIAN                          BRIAN D. WENGER                         THOMAS A. BEVILACQUA
            RENEE F. LANAM                          BRETT D. ANDERSON                            CURTIS L. MO
       WILLIAM E. GROWNEY, JR.                        LORI J. KETOLA                             ANNA A. RUIZ
       Gunderson Dettmer Stough                     Briggs and Morgan                          MICHAEL F. CYRAN
        Villeneuve Franklin &                    Professional Association              Brobeck, Phleger & Harrison LLP
            Hachigian, LLP                           2400 IDS Center                        Two Embarcadero Place
        155 Constitution Drive                    80 South Eighth Street                        2200 Geng Road
         Menlo Park, CA 94025                     Minneapolis, MN 55402                    Palo Alto, CA 94303-0913
            (650) 321-2400                            (612) 334-8400                            (650) 424-0160

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /______________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 16, 1997


                                     [LOGO]

                                3,334,000 SHARES

                                  COMMON STOCK


    All of the 3,334,000 shares of Common Stock offered hereby are being sold by Information Advantage, Inc. ("Information Advantage" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $7.00 and $8.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market System under the symbol "IACO." Of the 3,334,000 shares being sold in the offering, certain affiliates of the Company will purchase an aggregate of up to 500,000 shares for investment purposes and not for resale. See "Certain Transactions."


                                ----------------

   The Common Stock offered hereby involves a high degree of risk. See "Risk
                         Factors" commencing on page 6.

                                ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     UNDERWRITING
                                               PRICE TO             DISCOUNTS AND        PROCEEDS TO COMPANY
                                                PUBLIC               COMMISSIONS                 (1)
Per Share.............................  $                       $                       $
Total (2).............................  $                       $                       $

(1) Before deducting expenses payable by the Company, estimated at $1,200,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 500,100 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to
    Company will be $          , $         and $          , respectively. See
    "Underwriting."

                                ----------------

    The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco,
California, on or about            , 1997.

BANCAMERICA ROBERTSON STEPHENS
           NATIONSBANC MONTGOMERY SECURITIES, INC.
                       PIPER JAFFRAY INC.
                                   FIRST ALBANY CORPORATION

                The date of this Prospectus is            , 1997

                                   [GRAPHIC]

    [Narrative description of the "intelligent enterprise" in front of background with the Company's logo.]

    [Graphic depicting the relationship between the Company's DecisionSuite product and desktop applications, online analytical processing servers and distributed data warehouses and data marts.]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

    UNTIL            , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                                ----------------

                               TABLE OF CONTENTS

                                                                                                    PAGE
                                                                                                    -----
Summary........................................................................................           4
Risk Factors...................................................................................           6
Use of Proceeds................................................................................          16
Dividend Policy................................................................................          16
Capitalization.................................................................................          17
Dilution.......................................................................................          18
Selected Consolidated Financial Data...........................................................          19
Management's Discussion and Analysis of Financial Condition and Results of Operations..........          20
Business.......................................................................................          29
Management.....................................................................................          42
Certain Transactions...........................................................................          51
Principal Stockholders.........................................................................          54
Description of Capital Stock...................................................................          57
Shares Eligible for Future Sale................................................................          59
Underwriting...................................................................................          61
Legal Matters..................................................................................          63
Experts........................................................................................          63
Additional Information.........................................................................          63
Index to Consolidated Financial Statements.....................................................         F-1

                                ----------------

    The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by its independent public accountants and quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.

    As used in this Prospectus, each fiscal year of the Company is identified by the calendar year in which it ends. Thus, references to "fiscal year 1997" or "fiscal 1997" shall mean the fiscal year ended January 31, 1997.

    DecisionSuite Server-TM- and the Company's logo are trademarks of the Company and DecisionSuite-Registered Trademark- and Information
Advantage-Registered Trademark- are registered trademarks of the Company. All other trademarks, service marks or trade names referred to in this Prospectus are the property of their respective owners.

    The address of the Company's principal executive offices is 7905 Golden Triangle Drive, Suite 190, Eden Prairie, Minnesota 55344-7227 and its telephone number is (612) 833-3700. Unless otherwise indicated, all references in this Prospectus to the "Company" or "Information Advantage" refer to Information Advantage, Inc., a Delaware Corporation, and its predecessor Information Advantage, Inc., a Minnesota Corporation.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    Information Advantage, Inc. (the "Company") develops, markets and supports enterprise scalable on-line analytical processing ("OLAP") software that is designed to allow a large number of users to access and analyze large amounts of data to make quicker and more informed business decisions. The Company's server-based solution, DecisionSuite, provides powerful, robust and flexible analysis processing capabilities that transform raw data into meaningful information from a wide range of desktop and Internet platforms. Through the use of an advanced architecture, the Company designed DecisionSuite to accommodate terabytes of data and thousands of active users, although to date, only a limited number of customers have deployed DecisionSuite in such environments. DecisionSuite enables organizations to push effective decision making to all levels of users thereby creating an "intelligent enterprise," one capable of quickly identifying and reacting to market opportunities. DecisionSuite supports many popular UNIX operating systems and employs relational database technology, allowing it to access most popular databases, data warehouses and data marts.

    In order to compete effectively in today's global environment, businesses must quickly identify and respond to changing market conditions and are, therefore, dependent upon their ability to rapidly collect, organize, access and analyze large amounts of data. Organizations are now collecting not only internal financial and operational data, but are also collecting large amounts of historical data on their customers, suppliers and other external sources. At the same time, to more quickly react to changing business conditions, many organizations have been flattening their organizational structures and empowering employees at all levels to make decisions, creating a need by more people to access the vast amounts of business data collected each day and to perform complex computational analysis on this data. To meet these challenges, organizations have implemented a number of technology solutions, including data warehouses and data marts, query and reporting tools and OLAP applications. According to IDC, an independent industry analyst, the information access segment of the data warehousing market alone is estimated to be growing from $664 million in 1996 to $1.4 billion in 2000.

    Although many of today's query and reporting tools, desktop OLAP solutions and non-relational server-based OLAP solutions successfully address some of the market requirements, these technologies fall short of effectively delivering enterprise scalable OLAP capabilities. The Company's relational server-based OLAP solution, DecisionSuite, supports large data sets, thousands of active users, and simple as well as complex analysis. Moreover, DecisionSuite is designed for efficient and cost effective deployment and maintenance, and compliance with industry standards, thereby enabling integration with hardware and software from a variety of vendors.

    Substantially all of the Company's revenues are derived from sales of DecisionSuite and related services. The Company licenses DecisionSuite to customers primarily in targeted industries such as retail, consumer packaged goods, financial services, insurance, telecommunications and healthcare. The Company sells its products primarily through direct sales. The Company has direct sales offices in twelve states, Canada, the United Kingdom and Germany, and has established strategic relationships in South Africa, the Netherlands and Japan. The Company also utilizes strategic partners to sell its products, including solution development partners, such as IBM and DynaMark, sales affiliates, such as EDS and Cambridge Technology Group, and marketing partners, such as HP and Sun. The Company was formed in 1992 and, accordingly, has a limited operating history and capitalization.

    To complement its advanced product offerings, the Company offers worldwide training, consulting and support services to its customers directly through its customer services group and indirectly through its solution development partners and sales affiliates. The Company's training and consulting services consist of technical support, education, implementation, prototyping workshops and other advanced services. The Company also provides its customers with an extensive array of ongoing support services, including software updates, documentation updates, telephone support and product maintenance.

                                  THE OFFERING

Common Stock Offered by the Company..........  3,334,000 shares
Common Stock to be Outstanding after
  the Offering...............................  14,989,359 shares(1)
Use of Proceeds..............................  For repayment of certain indebtedness, general corporate purposes (primarily working
                                               capital and, to a lesser extent, expansion of
                                               the Company's sales, marketing and customer
                                               support infrastructure), and potential
                                               acquisitions. See "Use of Proceeds."
Nasdaq National Market Symbol................  IACO

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                         PERIOD FROM                                                    NINE MONTHS
                                       APRIL 14, 1992                                                      ENDED
                                       (INCEPTION) TO            YEARS ENDED JANUARY 31,                OCTOBER 31,
                                         JANUARY 31,    ------------------------------------------  --------------------
                                            1993          1994       1995       1996       1997       1996       1997
                                       ---------------  ---------  ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Revenues...........................     $   1,751     $   4,348  $   3,817  $   5,642  $  11,746  $   8,414  $  17,501
  Loss from operations...............        (2,326)       (1,147)    (4,312)    (3,795)    (8,380)    (4,980)    (5,867)
  Net loss...........................        (2,377)       (1,201)    (4,395)    (3,789)    (8,476)    (5,020)    (5,956)

  Pro forma net loss per share (2)...                                                    $   (0.83)            $   (0.51)
  Shares used in computing pro forma
    net loss per share (2)...........                                                       10,208                11,622

                                                                                      OCTOBER 31, 1997
                                                                           ---------------------------------------
                                                                                                          AS
                                                                            ACTUAL    PRO FORMA(3)    ADJUSTED(4)
                                                                           ---------  -------------  -------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital........................................................  $    (615)   $    (615)     $  20,601
  Total assets...........................................................     12,965       12,965         31,915
  Total liabilities......................................................     12,238       12,238          9,088
  Convertible redeemable preferred stock.................................     24,410       --             --
  Stockholders' equity (deficit).........................................    (23,683)         727         22,827

----------------

(1) Based on the number of shares outstanding as of October 31, 1997. Excludes
    (i) 2,257,113 shares subject to outstanding options as of October 31, 1997 at a weighted average exercise price of approximately $1.55 per share, (ii) warrants to purchase 143,419 shares of Common Stock at a weighted average exercise price of $2.91 per share, and (iii) 1,307,871 shares reserved for issuance under the Company's stock plans. See "Management--1997 Equity Incentive Plan,"
    "--1997 Employee Stock Purchase Plan" and Notes 8 and 9 of Notes to Consolidated Financial Statements.

(2) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net loss per share.

(3) Reflects the conversion of outstanding Preferred Stock into Common Stock and the exercise of warrants to purchase 491,599 shares of Common Stock upon completion of the offering.

(4) Adjusted to reflect the sale of shares of Common Stock by the Company at an assumed initial public offering price of $7.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                ----------------

    UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, (II) REFLECTS A
1-FOR-2 1/2 REVERSE STOCK SPLIT THAT WAS EFFECTED ON DECEMBER 3, 1997 AND, (III) REFLECTS, EXCEPT IN THE CONSOLIDATED FINANCIAL STATEMENTS, THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK AND THE EXERCISE OF WARRANTS TO PURCHASE 491,599 SHARES OF COMMON STOCK UPON COMPLETION OF THE OFFERING.

                                  RISK FACTORS

    In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; LACK OF PROFITABILITY

    The Company was formed in 1992. Accordingly, the Company's prospects must be considered in light of the risks and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to enhance and improve its products. The Company has incurred net operating losses in each quarter since inception and it is possible that the Company will not generate sufficient net income to fully utilize its net operating loss carryforwards before they begin to expire in 2007. As of October 31, 1997, the Company had an accumulated deficit of $26.4 million. The Company expects to incur additional net losses. The Company's operating losses have been due in part to the commitment of significant resources to the Company's technical support, research and development and sales and marketing organizations. The Company expects to continue to devote substantial resources in these areas and as a result will need to recognize significant quarterly revenues to achieve profitability. In particular, the Company intends to continue hiring a significant number of sales and research and development personnel over the balance of fiscal 1998 and beyond. Future operating results will depend on many factors, including, among others, demand for and acceptance of the Company's products and services, including ongoing acceptance of maintenance and other services purchased by existing customers, the level of product and price competition, the ability of the Company to control costs and to develop, market and deploy new products, the ability of the Company to expand its direct sales force and indirect distribution channels both domestically and internationally, the Company's success in attracting and retaining key personnel, market acceptance of OLAP products and the ability of the Company to successfully integrate technologies and businesses it may acquire in the future. Although the Company's revenues have increased in recent periods, there can be no assurance that the Company's revenues will grow in future periods or, if they do grow, that they will grow at past rates, or that the Company will ever become profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN OPERATING RESULTS

    The Company's limited operating history and the susceptibility of the Company's operating results to significant fluctuations makes the prediction of future operating results unreliable and the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. The Company's operating results have in the past, and will in the future, vary significantly due to factors such as demand for the Company's products, the size and timing of significant orders and their fulfillment, the number, timing and significance of product enhancements and new product announcements by the Company and its competitors, changes in pricing policies by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of its products on a timely basis, changes in the Company's level of operating expenses and its ability to control costs, budgeting cycles of its customers, product life cycles, software defects and other product quality problems, hiring needs and personnel changes, changes in the Company's sales incentive plans, changes in the mix of domestic and international revenues, the level of international expansion, foreign currency exchange rate fluctuations, performance of indirect channel partners, changes in the mix of indirect channels through which the Company's products are offered, the impact of consolidation by competitors and indirect channel partners and general domestic and international economic and political conditions. A significant portion of the Company's revenues have been, and the Company believes will continue to be, derived from a limited number of orders placed by large organizations. The timing of such orders and their fulfillment have caused, and are expected to continue to cause, material fluctuations in the Company's operating results, particularly on a quarterly basis. A significant portion of the Company's revenues are derived from existing customers. To the extent that such customers no longer require new licenses or ongoing support, the Company's business, financial condition and operating results could be materially adversely affected. The Company has, from time to time, often recognized a substantial portion of its revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. In addition, the Company does not operate with a large order backlog because its software products are typically shipped shortly after orders are received, which makes product revenues in any quarter substantially dependent on orders booked and shipped throughout that quarter. Accordingly, revenues for any future quarter are difficult to predict. The Company expects that as international sales increase as a percentage of total sales it will experience weaker demand for DecisionSuite during the summer months. Product revenues are also difficult to forecast because the market for OLAP applications is rapidly evolving, and the Company's sales cycle, which may last from six to twelve months or more, varies substantially from customer to customer. The Company's expense level and plans for expansion, including its plan to significantly increase its sales and marketing and research and development efforts, are based in significant part on the Company's expectations of future revenues and are relatively fixed in the short-term. Consequently, if revenue levels are below expectations, operating results are likely to be adversely and disproportionately affected. In addition, the Company expects that sales derived through indirect channels, which are more difficult to forecast and generally have lower gross margins than direct sales, will increase as a percentage of total revenues. See "--Expansion of Indirect Channels."

    Based upon all of the factors described above, the Company believes that its quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its operating results are not necessarily meaningful and that, in any event, such comparisons should not be relied upon as indications of future performance. Accordingly, the Company has limited ability to forecast future revenues, and it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In the event that operating results are below expectations, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's Common Stock would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LENGTHY SALES AND IMPLEMENTATION CYCLES

    The licensing of the Company's products by its customers typically involves a significant commitment of capital and other resources, and are therefore subject to delays frequently associated with customers' internal procedures to approve large capital expenditures and to test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the licensing of the Company's products is typically six to twelve months and subject to a number of significant risks that are beyond the Company's control, including customers' budgetary constraints and internal acceptance reviews. Because of the lengthy sales cycle and the large size of customers' orders, if revenues forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company's operating results for that quarter could be materially adversely affected. In addition, the time required to deploy the Company's products can vary significantly with the needs of each customer and the complexity of a customer's data processing needs. Accordingly, deployment of the Company's products is generally a process that extends for several months and may involve a pilot implementation, successful completion of which is typically a prerequisite for full-scale deployment. In situations involving a pilot implementation, revenue recognition is deferred until execution of a final license and the other prerequisites for revenue recognition have been fulfilled. The Company has experienced difficulty implementing DecisionSuite in the past due to the complexity of customer requirements. The Company generally relies upon internal resources to implement its products. There can be no assurance that the Company will not experience delays in the implementation of orders in the future or that third parties will be able to successfully install the Company's products. Any delays in the implementation of DecisionSuite could have a material adverse effect on the Company's business, operating results and financial condition. In addition, any significant delay in the implementation of DecisionSuite could cause a customer to reject the Company's software, which could impair the Company's reputation and have a material adverse effect on the Company's business, operating results and financial condition. See "--Fluctuations in Operating Results," "--Dependence on Service Revenues," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Sales and Marketing" and "--Customer Support."

COMPETITION

    The market in which the Company competes is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. The Company's current and prospective competitors offer a variety of planning and analysis software solutions and generally fall within three categories: (i) vendors of desktop OLAP software such as Cognos and Business Objects; (ii) vendors of multidimensional OLAP software such as Oracle (Express), Arbor Software, Seagate (Holos) and SAS; and (iii) vendors of OLAP/relational database software such as MicroStrategy and Platinum Technology (Prodea). The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than the Company. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than the Company. Also, certain current and potential competitors, including companies such as Microsoft, IBM, Sybase and Informix, may have greater name recognition or more extensive customer bases that could be leveraged. These companies could integrate competing OLAP/relational database software with other widely accepted products resulting in a loss of market share for the Company. The Company expects additional competition as other established and emerging companies enter into the OLAP software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

    Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of the Company's prospective customers. The Company's current or future indirect channel partners may establish cooperative relationships with current or potential competitors of the Company, thereby limiting the Company's ability to sell its products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect the Company's ability to obtain new licenses, and maintenance and support renewals for existing licenses, on terms favorable to the Company. Further, competitive pressures may require the Company to reduce the price of DecisionSuite, which would materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition.

DEPENDENCE ON GROWTH OF MARKET FOR OLAP APPLICATIONS AND ACCEPTANCE OF THE WEB

    Although demand for DecisionSuite has grown in recent years, the market for OLAP software applications is still emerging and there can be no assurance that it will continue to grow or that, even if the market does grow, businesses will adopt the Company's products. Because a significant portion of the Company's revenues are derived from existing customer upgrades, the failure of such upgrades to occur due to the lack of continued adoption of OLAP applications by its installed customer base, would have a material adverse effect on the Company's business, operating results and financial condition. The Company has spent, and intends to continue spending, considerable resources educating potential customers about DecisionSuite and its functions and on-line analytical processing generally. However, there can be no assurance that such expenditures will enable

DecisionSuite to achieve any additional degree of market acceptance, and if the market for DecisionSuite fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially adversely affected. Historically, the software industry has experienced significant periodic downturns, often in connection with, or in anticipation of, declines in general economic conditions during which management information systems budgets often decrease. As a result, the Company's business, operating results and financial condition may in the future reflect substantial fluctuations from period to period as a consequence of patterns and general economic conditions in the software industry.

    In addition, the success of the Company may be dependent on the acceptance of the use of the World Wide Web as a means to disseminate information. The Company has had limited large-scale deployment of its products for use on the Web. If customers determine that the Company's products are not scalable or are otherwise inadequate for Web-based use, or do not provide adequate security for the dissemination of information over the Web, or if for any other reason customers fail to accept the Company's products for use on the Web, the Company's business, operating results and financial condition could be materially adversely affected. See "Business--Industry Background," "--Customers and Applications," "--Products and Technology" and "--Sales and Marketing."

LIMITED LARGE-SCALE DEPLOYMENT

    The Company believes that DecisionSuite can accommodate terabytes of data and thousands of active users; however, to date, the Company has had only a limited number of customers who have deployed DecisionSuite in such environments. If the Company's customers cannot successfully implement large-scale deployments or determine for any other reason that the Company's products cannot accommodate large-scale enterprise applications, or that such products are not required or appropriate for such widespread use, the Company's reputation and competitive advantage will be materially adversely affected, which would, in turn, have a material adverse affect on the Company's business, operating results and financial condition.

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

    The market for the Company's products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changing customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company has focused its efforts on products that run on UNIX operating systems and has not developed a product that runs on Windows NT or any other operating system. As more of the Company's customers adopt Windows NT for their businesses, the Company will need to develop a Windows NT version of DecisionSuite. The development of a Windows NT product would require a substantial investment of resources by the Company, and there is no assurance that such a product could be introduced on a timely or cost effective basis or at all. The Company believes that its future success will depend in large part on its ability to support popular operating systems and databases, and on its ability to maintain and improve its current product line and to develop new products on a timely basis that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As a result of the complexities inherent in OLAP, major new products and product enhancements can require long development and testing periods. In addition, customers may delay their purchasing decisions in anticipation of the general availability of new or enhanced versions of the Company's products. As a result, significant delays in the general availability of such new releases or significant problems in the installation or implementation of such new releases could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological change, evolving industry standards or customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these enhancements or that the Company's new products and product enhancements will achieve market acceptance. See "Business--Research and Development."

PRODUCT AND CUSTOMER CONCENTRATION

    Substantially all of the Company's revenues to date have been attributable to the DecisionSuite line of products and related services and are currently expected to account for substantially all of the Company's revenues for the foreseeable future. The Company's future operating results are dependent upon continued market acceptance of DecisionSuite and enhancements to these products. Consequently, a decline in the demand for, or market acceptance of, DecisionSuite as a result of competition, technological change or other factors, would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products and Technology."

    A relatively small number of customers have accounted for a significant percentage of the Company's revenues. In fiscal 1996, MasterCard International Incorporated accounted for 13.6% of total revenues. In fiscal 1997, Tandy Corporation accounted for 10.3% of total revenues. The Company expects that it will continue to be dependent upon a limited number of new and existing customers for a significant portion of its revenues in future periods, and such customers are expected to vary from period to period. As a result, the failure by the Company to successfully sell its products or services to one or more targeted new or existing customers in any particular period, or the deferral or cancellation of orders by one or more of these customers, could have a material adverse effect on the Company's business, operating results and financial condition. The loss of a major customer, or any reduction in orders by such customer, including reductions due to market or competitive conditions, would have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON SERVICE REVENUES

    The Company licenses software and provides related services, which consist of maintenance, support, training, consulting and implementation. Total license revenues and service revenues have increased from year to year. Service revenues represented 52.2%, 52.4% and 44.7% of total revenues for the fiscal years ended January 31, 1995, 1996 and 1997, respectively, and 43.1% and 48.1% for the nine-month periods ended October 31, 1996 and 1997. The Company anticipates that service revenues will continue to represent a significant percentage of total revenues. To a large degree, the level of service revenues is dependent upon the ongoing acceptance of maintenance contracts by the Company's growing installed customer base. If service revenues are less than anticipated, the Company's operating results could be materially adversely affected. The Company's ability to increase its service revenues will depend in large part on its ability to increase the scale of its services organization, including its ability to successfully recruit and train a sufficient number of qualified service representatives. There can be no assurance that the Company will be able to successfully expand its service organization. In addition, there can be no assurance that the Company will be successful in implementing its strategy or that such products will achieve market acceptance, the failure of which could have a material adverse effect on its business, operating results and financial condition. See "--Dependence on Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EXPANSION OF INDIRECT CHANNELS

    The Company intends to expand its relationships with strategic partners and to increase the proportion of the Company's customers licensed through these indirect channels. The Company's indirect channels have accounted for less than 25% of total revenues to date. There can be no assurance that the Company will continue to be represented by any of its indirect channels. The Company is currently investing, and intends to increasingly invest in the future, significant resources to develop this channel, which could adversely affect the Company's operating results if the Company's efforts do not generate significant license revenues. There can be no assurance that the Company will be able to attract strategic partners that will be able to market the Company's products effectively and will be qualified to provide timely and cost-effective customer support and service. The failure to recruit strategic partners could adversely affect the Company's results of operations. The Company's ability to achieve revenue growth in the future will depend in large part on its success in maintaining and establishing additional relationships with strategic partners. In addition, if it is successful in selling products through this channel, the Company's gross margins will be negatively affected due to the lower unit prices that the Company expects to receive when selling through indirect channels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Sales and Marketing."

RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

    During fiscal years 1995, 1996 and 1997, the Company derived 24.8%, 10.7% and 9.5% of its total revenues, respectively, from sales outside the United States. The Company anticipates that for the foreseeable future a significant portion of its revenues will be derived from sources outside the United States. The Company intends to continue to expand its sales and support operations outside the United States and to enter additional international markets. In order to successfully expand international sales, the Company must establish additional foreign operations, expand its international channel management and support organizations, hire additional personnel, recruit additional international resellers and increase the productivity of existing international resellers. To the extent that the Company is unable to do so in a timely and cost-effective manner, the Company's growth, if any, in international sales will be limited, and the Company's business, operating results and financial condition could be materially adversely affected. The Company also expects to commit additional resources to customizing its products for selected international markets and developing international channel sales and support organizations. In addition, even if international operations are successfully expanded and the Company's products are successfully customized, there can be no assurance that the Company will be able to maintain or increase international market demand for its products. See "Business--Sales and Marketing."

    The Company's international operations are generally subject to a number of risks, including costs of customizing products for foreign countries, protectionist laws and business practices favoring local competition, dependence on local vendors, compliance with multiple, conflicting and changing government laws and regulations, longer sales and payment cycles, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, greater difficulty or delay in accounts receivable collection, foreign currency exchange rate fluctuations, multiple and conflicting tax laws and regulations and political and economic instability. To date, a majority of the Company's revenues and costs have been denominated in U.S. dollars. However, the Company believes that an increasing portion of the Company's revenues and costs will be denominated in foreign currencies. Although the Company may from time to time undertake foreign exchange hedging transactions to cover a portion of its foreign currency transaction exposure, the Company does not currently attempt to cover any foreign currency exposure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT OF GROWTH; NEED FOR ADDITIONAL QUALIFIED PERSONNEL

    The Company has recently experienced a period of significant revenue growth and an expansion in the number of its employees, the scope of its operating and financial systems and geographic area of its operations. From January 31, 1995 to October 31, 1997, the Company has increased its headcount from 75 to 219. Further significant increases in the number of employees are anticipated in fiscal 1998 and beyond. For example, the Company currently plans to expand its sales and marketing services and research and development efforts by, among other things, significantly increasing the number of employees dedicated to those areas. This growth has resulted, and will continue to result, in new and increased responsibilities for management personnel and may place a strain upon the Company's management, operating financial systems and resources. The Company expects that planned expansion of international operations will lead to increased financial and administrative demands, such as increased operational complexity associated with expanded facilities, administrative burdens associated with managing an increasing number of relationships with foreign partners and expanded treasury functions to manage foreign currency risks. The Company's future operating results will also depend on its ability to further develop indirect channels to penetrate different and broader markets and expand its support organization to accommodate growth in the Company's installed base. The failure of the Company to manage its expansion effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Sales and Marketing" and "Management."

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant degree upon the efforts of certain key management, technical support, sales, marketing, customer support and research and development personnel. The loss of key personnel could adversely affect the Company. The Company believes that its future success will depend in large part upon its continuing ability to attract and retain highly skilled managerial, sales, marketing, customer support and research and development personnel. Like other software companies, the Company faces intense competition for such personnel, and the Company has at times experienced and continues to experience difficulty in recruiting qualified personnel. There can be no assurance that the Company will be successful in attracting, assimilating or retaining qualified personnel in the future. The loss of the services of one or more of the Company's key individuals, or the failure to attract and retain additional qualified personnel, could have a material and adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "Management."

RISK OF SOFTWARE DEFECTS

    Software products as complex as those offered by the Company may contain errors or defects, particularly when first introduced, when new versions or enhancements are released or when configured to individual customer computing systems. The Company has in the past encountered system configuration problems at certain customer sites. Although to date the Company has not experienced material adverse effects resulting from any such defects or problems, there can be no assurance that, despite testing by the Company, defects and errors will not be found in current versions, new versions or enhancements of its products after commencement of commercial shipments, resulting in loss of revenues or delay in market acceptance, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Research and Development."

LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT; USE OF
  LICENSED TECHNOLOGY

    The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses its software pursuant to signed license agreements, which impose certain restrictions on licensees' ability to utilize the software. In addition, the Company seeks to avoid disclosure of its trade secrets, including requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source code. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

    Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of many countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

    To date, the Company has not been notified that the Company's products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that data warehouse and data mart software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than three years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Although the Company's products are Year 2000 compliant, the Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company, which could result in a material adverse effect on the Company's business, operating results and financial condition.

PRODUCT LIABILITY

    Although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims, it is possible that such limitation of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. The Company has not experienced any product liability claims to date, however the sale and support of the Company's products may entail the risks of such claims which are likely to be substantial in light of the use of the Company's products in business-critical applications. A product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Products and Technology" and "--Research and Development."

NO PRIOR TRADING MARKET FOR THE COMMON STOCK; POTENTIAL VOLATILITY OF STOCK
  PRICE

    Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined by negotiation among the Company and the representatives of the Underwriters, and may not be indicative of the price that will prevail in the open market. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

    The market price of the Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against such company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Underwriting."

CONTROL OF COMPANY BY EXECUTIVE OFFICERS, DIRECTORS AND FIVE PERCENT
  STOCKHOLDERS

    Upon the consummation of this offering, the executive officers, directors, five percent stockholders and their affiliates in the aggregate will beneficially own approximately 49.44% of the outstanding Common Stock (47.89% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."

EFFECT OF CERTAIN CHARTER PROVISIONS; ANTITAKEOVER EFFECTS OF CERTIFICATE OF
  INCORPORATION, BYLAWS AND DELAWARE LAW

    The Company's Certificate of Incorporation, as amended and restated (the "Certificate of Incorporation"), and Bylaws, as amended ("Bylaws"), contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, requiring the consent of holders of at least 80% of the Company's capital stock to amend the Certificate of Incorporation or Bylaws, eliminating the ability of stockholders to act by written consent or call a special meeting of stockholders and providing for a Board of Directors with staggered, three-year terms. In addition, certain provisions of Delaware law and the Company's 1997 Equity Incentive Plan (the "Plan") may also have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. The antitakeover effect of these provisions may also have an adverse effect on the public trading price of the Company's Common Stock. See "Management" and "Description of Capital Stock-- Preferred Stock" and "--Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of Common Stock after the offering could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of equity securities. Upon completion of the offering, the Company will have outstanding 14,989,359 shares of Common Stock (15,489,459 shares if the Underwriters' over-allotment option is exercised in full), assuming no exercise of options after October 31, 1997. Of these shares, the 3,334,000 shares offered hereby (3,834,100 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 11,655,359 shares of Common Stock outstanding upon completion of the offering will be "restricted securities" as that term is defined in Rule 144.

    Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from the registration under Rule 144, 144(k) or 701 promulgated under the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:
(i) 37,327 shares will be eligible for immediate sale on the date of this Prospectus, (ii) 2,299 shares will be eligible for sale 90 days after the date of this Prospectus, (iii) 11,181,743 shares will be eligible for sale upon expiration of lock-up agreements between certain stockholders of the Company and the representatives of the Underwriters 180 days after the date of this Prospectus and (iv) 433,990 shares will be eligible for sale thereafter. In addition to the foregoing, as of October 31, 1997, there were outstanding under the Plan and its predecessor plan, options to purchase an aggregate of 2,257,113 shares of Common Stock. The shares underlying such options will be eligible for sale upon expiration of the lock-up provisions contained in the Plan and its predecessor plan (the "Plan Stand-off Agreements") beginning 180 days after the date of this Prospectus, subject in certain cases to such shares underlying outstanding options becoming eligible for sale more than 180 days after the date of this Prospectus as such options vest. The Company has agreed not to release shares from the lock-up provisions of the Plan Stand-Off Agreements without the prior written consent of BancAmerica Robertson Stephens. In addition, the

Company intends to register, following this offering, approximately 3,564,984 shares of Common Stock subject to outstanding options or reserved for issuance under the Company's stock and option plans. Further, certain stockholders holding approximately 10,438,924 shares of Common Stock (assuming the exercise of warrants to purchase 30,000 shares of Common Stock held by holders of registration rights) are entitled to demand registration of their shares of Common Stock. By exercising their demand registration rights, such stockholders could cause a large number of securities to be registered and sold in the public market, which could have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION

    The initial public offering price is substantially higher than the book value per share of the outstanding Common Stock. As a result, investors purchasing Common Stock in this offering will incur immediate and substantial dilution. In addition, the Company has issued options to acquire Common Stock at prices significantly below the initial public offering price. To the extent such outstanding options are exercised, there will be further dilution. See "Dilution" and "Shares Eligible for Future Sale."

UNCERTAINTY AS TO USE OF PROCEEDS

    The primary purposes of this offering are to increase the Company's equity capital, to create a public market for the Company's Common Stock and to facilitate future access to public markets. As of the date of this Prospectus, the Company has no specific plans to use the net proceeds from this offering other than for the repayment of indebtedness to a bank, general corporate purposes, including working capital and expansion of the Company's sales, marketing and customer support infrastructure, and potential future acquisitions of businesses, products and technologies that complement the Company's business. Accordingly, the Company's management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. Pending any such uses, the Company plans to invest the net proceeds in investment-grade, interest-bearing securities. See "Use of Proceeds."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 3,334,000 shares of Common Stock offered hereby, assuming an initial public offering price of $7.50, are estimated to be $22.1 million ($25.5 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The primary purposes of this offering are to increase the Company's equity capital, to create a public market for the Company's Common Stock and to facilitate future access to public markets. As of the date of this Prospectus, the Company has no specific plans to use the net proceeds from this offering other than as set forth below.

    The Company intends to use a portion of the net proceeds for repayment of all amounts outstanding under a $2.0 million revolving line of credit expiring in September 1998. In October 1997, the Company borrowed $1.7 million under this revolving line of credit, bearing an annual interest rate of 1.75% over the bank's prime lending rate. The Company also expects to use a portion of the net proceeds for repayment of a $400,000 term loan, bearing interest at 1.75% over the bank's prime lending rate, undertaken to finance its capital expenditure commitments. The Company also expects to use a portion of the net proceeds for repayment of a subordinated promissory note, the outstanding principal balance of which at October 31, 1997 was $1.1 million, and which bears interest at the annual rate of 13.5%.

    The Company expects to use the remainder of the net proceeds for general corporate purposes (primarily working capital and, to a lesser extent, expansion of the Company's sales, marketing and customer support infrastructure). Furthermore, from time to time the Company expects to evaluate the acquisition of businesses, products and technologies that complement the Company's business, for which a portion of the net proceeds may be used. Currently, however, the Company does not have any understandings, commitments or agreements with respect to any such acquisitions. Pending use of the net proceeds for the above purposes, the Company plans to invest the net proceeds in short-term, interest-bearing, investment-grade obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant. In addition, the terms of the Company's credit facility prohibit the payment of cash dividends without the lender's consent.

                                 CAPITALIZATION

    The following table sets forth the total capitalization of the Company as of October 31, 1997, (i) on an actual basis after giving effect to a subsequent 1-for-2 1/2 reverse stock split, (ii) on a pro forma basis to reflect the conversion of all outstanding shares of Preferred Stock into Common Stock and the exercise of warrants to purchase 491,599 shares of Common Stock upon the closing of this offering and (iii) on such pro forma basis as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming an offering price of $7.50 per share) and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                      OCTOBER 31, 1997
                                                                            -------------------------------------
                                                                             ACTUAL      PRO FORMA    AS ADJUSTED
                                                                            ---------  -------------  -----------
                                                                                            (IN
                                                                                        THOUSANDS)
Long-term debt, less current portion......................................  $   1,135    $   1,135     $     251
Convertible redeemable preferred stock; $0.01 par value; 22,066,396 shares authorized, 9,483,334 shares issued and outstanding actual; no shares
  authorized, issued or outstanding pro forma and as adjusted.............     24,410       --            --
Stockholders' equity (deficit):
  Preferred stock: $0.01 par value, no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or
    outstanding, pro forma and as adjusted................................     --           --            --
  Common stock: $0.01 par value, 60,000,000 shares authorized, 1,680,426 shares issued and outstanding, actual; 60,000,000 shares authorized,
    11,655,359 shares issued and outstanding, pro forma, and 14,989,359,
    as adjusted (1).......................................................         17          117           150
  Additional paid-in capital..............................................      2,665       26,975        49,042
  Accumulated deficit.....................................................    (26,382)     (26,382)      (26,382)
  Cumulative translation adjustment.......................................         17           17            17
                                                                            ---------  -------------  -----------
  Total stockholders' equity (deficit)....................................    (23,683)         727        22,827
                                                                            ---------  -------------  -----------
    Total capitalization..................................................  $   1,862    $   1,862     $  23,078
                                                                            ---------  -------------  -----------
                                                                            ---------  -------------  -----------

------------------------

(1) Excludes 2,257,113 shares subject to outstanding options as of October 31, 1997 at a weighted average exercise price of approximately $1.55 per share, and warrants to purchase 143,419 shares of Common Stock at a weighted average exercise price of $2.91 per share. Also excludes 1,307,871 shares reserved for issuance under the Company's stock plans. See "Management--1997 Equity Incentive Plan," "--1997 Employee Stock Purchase Plan" and Notes 8 and 9 of Notes to Consolidated Financial Statements.

                                    DILUTION

    The pro forma net tangible book value of the Company's Common Stock as of October 31, 1997, giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and the exercise of warrants to purchase 491,599 shares of Common Stock upon the closing of this offering, was $727,000, or approximately $0.06 per share. "Pro forma net tangible book value" per share represents the amount of total tangible assets of the Company less total liabilities, divided by the 11,655,359 shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale of 3,334,000 shares of Common Stock in this offering at an assumed initial public offering price of $7.50 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of October 31, 1997 would have been $22,827,000, or $1.52 per share. This represents an immediate increase in pro forma net tangible book value of $1.46 per share to existing stockholders and an immediate dilution of $5.98 per share to purchasers of Common Stock in the offering. Investors participating in this offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial public offering price per share..................................................             $    7.50
                                                                                                              ---------
  Pro forma net tangible book value per share as of October 31, 1997.............................  $    0.06
  Increase per share attributable to new investors...............................................       1.46
                                                                                                   ---------
Adjusted pro forma net tangible book value per share as of October 31, 1997......................                  1.52
                                                                                                              ---------
Dilution per share to new investors..............................................................             $    5.98
                                                                                                              ---------
                                                                                                              ---------

    The following table summarizes, on a pro forma basis as of October 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company at the assumed initial offering price of $7.50 per share.

                                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                                     -------------------------  --------------------------   AVERAGE PRICE
                                                        NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                                     ------------  -----------  -------------  -----------  ---------------
Existing stockholders..............................    11,655,359        77.8%  $  26,328,134        51.3%     $    2.26
New stockholders(1)................................     3,334,000        22.2      25,005,000        48.7           7.50
                                                     ------------       -----   -------------       -----
  Totals...........................................    14,989,359       100.0%  $  51,333,134       100.0%
                                                     ------------       -----   -------------       -----
                                                     ------------       -----   -------------       -----

------------------------

    (1) Excludes 2,257,113 shares subject to outstanding options as of October 31, 1997, at a weighted average exercise price of approximately $1.55 per share and warrants to purchase 143,419 shares of common stock at a weighted average exercise price of $2.91 per share. Also excludes 1,307,871 shares reserved for issuance under the Company's stock plans. To the extent outstanding options are exercised, there will be further dilution to new investors. See "Management--1997 Equity Incentive Plan," "--1997 Employee Stock Purchase Plan" and Notes 8 and 9 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus. Fiscal 1993 is the Company's first fiscal year subsequent to its inception and is not a full fiscal year. The consolidated statement of operations data for the fiscal years ended January 31, 1993 and 1994 and the consolidated balance sheet data at January 31, 1993, 1994 and 1995 are derived from unaudited consolidated financial statements not included herein and in the opinion of the Company, include all adjustments, consisting solely of normal recurring accruals, which are necessary to present fairly the data for such periods and as of such dates. The consolidated statement of operations data for the fiscal years ended January 31, 1995, 1996 and 1997 and for the nine months ended October 31, 1997, and the consolidated balance sheet data at January 31, 1996 and 1997 and October 31, 1997 are derived from the audited Consolidated Financial Statements included elsewhere in this Prospectus. The consolidated statement of operations data for the nine months ended October 31, 1996 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus and in the opinion of the Company, include all adjustments, consisting solely of normal recurring accruals, which are necessary to present fairly the data for such period and as of such date. The results for interim periods are not necessarily indicative of results to be expected for the year.

                                                                                                                NINE
                                                                                                               MONTHS
                                                                                                                ENDED
                                               PERIOD FROM APRIL              FISCAL YEAR ENDED                OCTOBER
                                                   14, 1992                      JANUARY 31,                     31,
                                                (INCEPTION) TO    ------------------------------------------  ---------
                                               JANUARY 31, 1993     1994       1995       1996       1997       1996
                                               -----------------  ---------  ---------  ---------  ---------  ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License....................................      $     213      $   2,704  $   1,826  $   2,686  $   6,491  $   4,786
  Service....................................          1,538          1,644      1,991      2,956      5,255      3,628
                                                     -------      ---------  ---------  ---------  ---------  ---------
    Total revenues...........................          1,751          4,348      3,817      5,642     11,746      8,414
                                                     -------      ---------  ---------  ---------  ---------  ---------
Cost of revenues:
  License....................................             16             49         72        118        132         94
  Service....................................          1,103          2,266      1,636      2,129      3,308      2,263
                                                     -------      ---------  ---------  ---------  ---------  ---------
    Total cost of revenues...................          1,119          2,315      1,708      2,247      3,440      2,357
                                                     -------      ---------  ---------  ---------  ---------  ---------
Gross margin.................................            632          2,033      2,109      3,395      8,306      6,057
                                                     -------      ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing........................            593          1,431      3,406      3,854     11,350      7,407
  Research and development...................            495          1,158      2,162      2,089      3,189      2,142
  General and administrative.................          1,870            591        853      1,247      2,147      1,488
                                                     -------      ---------  ---------  ---------  ---------  ---------
    Total operating expenses.................          2,958          3,180      6,421      7,190     16,686     11,037
                                                     -------      ---------  ---------  ---------  ---------  ---------
Loss from operations.........................         (2,326)        (1,147)    (4,312)    (3,795)    (8,380)    (4,980)
Other income (expense), net..................            (51)           (54)       (83)         6        (96)       (40)
                                                     -------      ---------  ---------  ---------  ---------  ---------
Loss before provision for income taxes.......         (2,377)        (1,201)    (4,395)    (3,789)    (8,476)    (5,020)
Provision for income taxes...................              0              0          0          0          0          0
                                                     -------      ---------  ---------  ---------  ---------  ---------
Net loss.....................................      $  (2,377)     $  (1,201) $  (4,395) $  (3,789) $  (8,476) $  (5,020)
                                                     -------      ---------  ---------  ---------  ---------  ---------
                                                     -------      ---------  ---------  ---------  ---------  ---------
  Pro forma net loss per share(1)............                                                      $   (0.83)
                                                                                                   ---------
                                                                                                   ---------
  Shares used in computing pro forma net loss
    per share(1).............................                                                         10,208
                                                                                                   ---------
                                                                                                   ---------


                                                   1997
                                               -------------

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License....................................    $   9,087
  Service....................................        8,414
                                               -------------
    Total revenues...........................       17,501
                                               -------------
Cost of revenues:
  License....................................          107
  Service....................................        5,500
                                               -------------
    Total cost of revenues...................        5,607
                                               -------------
Gross margin.................................       11,894
                                               -------------
Operating expenses:
  Sales and marketing........................       12,305
  Research and development...................        3,917
  General and administrative.................        1,539
                                               -------------
    Total operating expenses.................       17,761
                                               -------------
Loss from operations.........................       (5,867)
Other income (expense), net..................          (89)
                                               -------------
Loss before provision for income taxes.......       (5,956)
Provision for income taxes...................            0
                                               -------------
Net loss.....................................    $  (5,956)
                                               -------------
                                               -------------
  Pro forma net loss per share(1)............    $   (0.51)
                                               -------------
                                               -------------
  Shares used in computing pro forma net loss
    per share(1).............................       11,622
                                               -------------
                                               -------------

                                                                                                               OCTOBER
                                                                        JANUARY 31,                           31, 1997
                                               -------------------------------------------------------------  ---------
                                                     1993           1994       1995       1996       1997      ACTUAL
                                               -----------------  ---------  ---------  ---------  ---------  ---------
                                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital (deficit)..................      $  (1,020)     $    (544) $  (2,071) $   1,097  $  (2,102) $    (615)
  Total assets...............................            980          1,839      1,599      4,321      5,918     12,965
  Total liabilities..........................          2,167          2,256      3,428      2,791      7,823     12,238
  Convertible redeemable preferred stock.....         --              2,337      5,337     12,487     17,410     24,410
  Stockholders' equity (deficit).............         (1,193)        (2,755)    (7,165)   (10,957)   (19,315)   (23,683)


                                               PRO FORMA(2)
                                               -------------

CONSOLIDATED BALANCE SHEET DATA:
  Working capital (deficit)..................    $    (615)
  Total assets...............................       12,965
  Total liabilities..........................       12,238
  Convertible redeemable preferred stock.....       --
  Stockholders' equity (deficit).............          727

--------------------
(1) Pro forma net loss reflects the conversion of all outstanding Preferred Stock into Common Stock and the exercise of warrants to purchase 491,599 shares of Common Stock upon completion of the offering. See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net loss per share.

(2) Reflects the assumed conversion of outstanding Preferred Stock into Common Stock and the exercise of warrants to purchase 491,599 shares of Common Stock upon completion of the offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following description of the Company's financial condition and results of operations should be read in conjunction with the information included elsewhere in this Prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus.

OVERVIEW

    Information Advantage Software, Inc. (the "Company") develops, markets and supports enterprise scalable OLAP software that is designed to allow a large number of users to access and analyze large amounts of data to make quicker and more informed business decisions. The Company's server-based solution, DecisionSuite, provides powerful, robust and flexible analysis processing capabilities that transform raw data into meaningful information from a wide range of desktop and Internet platforms. Through the use of an advanced architecture, the Company designed DecisionSuite to accommodate terabytes of data and thousands of active users. DecisionSuite enables organizations to push effective decision making to all levels of users thereby creating an "intelligent enterprise," one capable of quickly identifying and reacting to market opportunities. DecisionSuite supports many UNIX operating systems and employs relational database technology, allowing it to access most popular databases, data warehouses and data marts.

    To date, all of the Company's revenues have been derived from licenses of DecisionSuite and related services. The Company expects that sales of DecisionSuite and related services will continue to account for all of the Company's revenues for the foreseeable future. The Company's license revenues are derived from one-time licenses for the right to use DecisionSuite in perpetuity and are determined on a per server, per named user and database size basis. The Company's service revenues, which have accounted for approximately one-half of the Company's total revenues for the past three years, include fees for maintenance, training and consulting services. The Company anticipates that service revenues will continue to account for a significant portion of the Company's total revenues.

    Revenues derived from software licenses are recognized upon execution of a license agreement, delivery of the software product and fulfillment of other delivery requirements. Revenues from software provided for demonstration or pilot purposes are not recognized until execution of a license agreement and fulfillment of other delivery requirements. Revenues derived from maintenance contracts, which are bundled with the initial licenses, and all revenues from extended maintenance contracts are deferred and recognized ratably over the term of the maintenance contract. Revenues from maintenance contracts are included in service revenues. Revenue from training and consulting services are recognized as the services are performed. The Company's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition."

    The Company licenses its software through its direct sales force and increasingly through or in conjunction with solution development partners, sales affiliates and marketing partners. Revenues from indirect sales involving strategic partners accounted for approximately 18.1%, 11.5%, 12.7% and 14.5% of the Company's license revenues for fiscal 1995, 1996, 1997 and the nine months ended October 31, 1997, respectively. The Company intends to expand its strategic relationships, thereby increasing the revenues generated from indirect channels as a percentage of total license revenues. The Company intends to expand its international operations and has committed, and continues to commit, significant management time and financial resources to developing direct and indirect international sales and support channels. The Company has international sales and support offices in Toronto, Canada; London, England; and Koln, Germany and to date, most of the Company's international revenues have been derived from the United Kingdom and Canada. Although the Company's personnel related costs are higher in Europe than they are in the United States, and the Company's international operations are subject to economic, fiscal and monetary policies of foreign governments, to date, these factors have not had a material effect on the Company's results of operations or liquidity. In addition, because all of the Company's sales have been denominated in U.S. dollars, the Company has been able to mitigate the impact of foreign exchange rate changes. There can be no assurance that the Company will be able to continue to denominate foreign sales in U.S. dollars or that international operations costs and economic, fiscal and monetary policies of foreign governments will not in the future have a material adverse effect on the Company's results of operations or liquidity. See "Risk Factors--Expansion of Indirect Channels," "--Risks Associated with International Sales and Operations."

    Since inception, the Company has made significant strategic investments in building an infrastructure to support long-term growth. The Company has nearly tripled its headcount from 75 at January 31, 1995 to 219 at October 31, 1997, reflecting personnel increases throughout the Company. As a result, although the Company's revenues have increased in each of the last seven quarters, the Company has incurred net losses in each quarter since inception, and had an accumulated deficit of $26.4 million as of October 31, 1997. The Company expects to incur additional net losses.

    The Company's limited operating history makes the prediction of future operating results difficult and unreliable. In addition, given its limited operating history and recent rapid growth, historical growth rates in the Company's revenues should not be considered indicative of future revenue growth rates or operating results. There can be no assurance that any of the Company's business strategies will be successful or that the Company will be able to achieve profitability on a quarterly or annual basis. See "Risk Factors--Limited Operating History; Lack of Profitability" and "--Fluctuations in Operating Results."

RESULTS OF OPERATIONS

    The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

                                                                                  NINE MONTHS ENDED
                                             FISCAL YEAR ENDED JANUARY 31,           OCTOBER 31,
                                          -----------------------------------   ---------------------
                                             1995         1996        1997        1996        1997
                                          -----------   ---------   ---------   ---------   ---------
Revenues:
  License...............................         47.8%       47.6%       55.3%       56.9%       51.9%
  Service...............................         52.2        52.4        44.7        43.1        48.1
                                          -----------   ---------   ---------   ---------   ---------
    Total revenues......................        100.0       100.0       100.0       100.0       100.0
                                          -----------   ---------   ---------   ---------   ---------
Cost of revenues:
  License...............................          1.9         2.1         1.1         1.1         0.6
  Service...............................         42.9        37.7        28.2        26.9        31.4
                                          -----------   ---------   ---------   ---------   ---------
    Total cost of revenues..............         44.8        39.8        29.3        28.0        32.0
                                          -----------   ---------   ---------   ---------   ---------
Gross margin............................         55.2        60.2        70.7        72.0        68.0
                                          -----------   ---------   ---------   ---------   ---------
Operating expenses:
  Sales and marketing...................         89.2        68.3        96.6        88.0        70.3
  Research and development..............         56.6        37.0        27.2        25.5        22.4
  General and administrative............         22.4        22.1        18.3        17.7         8.8
                                          -----------   ---------   ---------   ---------   ---------
    Total operating expenses............        168.2       127.4       142.1       131.2       101.5
                                          -----------   ---------   ---------   ---------   ---------
Loss from operations....................       (113.0)      (67.2)      (71.4)      (59.2)      (33.5)
Other income (expense), net.............         (2.2)        0.0        (0.8)       (0.4)       (0.5)
                                          -----------   ---------   ---------   ---------   ---------
Loss before provision for income
  taxes.................................       (115.2)      (67.2)      (72.2)      (59.6)      (34.0)
Provision for income taxes..............          0.0         0.0         0.0         0.0         0.0
                                          -----------   ---------   ---------   ---------   ---------
Net loss................................       (115.2)%     (67.2)%     (72.2)%     (59.6)%     (34.0)%
                                          -----------   ---------   ---------   ---------   ---------
                                          -----------   ---------   ---------   ---------   ---------

    The following table sets forth, for each component of revenues, the gross margin associated with such component of revenues for the period indicated:

                                                                                           NINE MONTHS ENDED
                                                          FISCAL YEAR ENDED JANUARY 31,       OCTOBER 31,
                                                         -------------------------------  --------------------
                                                           1995       1996       1997       1996       1997
                                                         ---------  ---------  ---------  ---------  ---------
Gross margin:
  License..............................................       96.1%      95.6%      98.0%      98.0%      98.8%
  Service..............................................       17.8       28.0       37.1       37.6       34.6

REVENUES

    LICENSE. License revenues are recognized upon execution of a license agreement and shipment of the product if no other significant obligations remain, if payments are due within twelve months and collection of the resulting receivable is probable. License revenues were $1.8 million, $2.7 million and $6.5 million in fiscal 1995, 1996 and 1997, respectively, representing increases of 47.1% from fiscal 1995 to fiscal 1996, and 141.7% from fiscal 1996 to fiscal 1997. License revenues were $4.8 million and $9.1 million for the nine months ended October 31, 1996 and 1997, respectively, representing an increase of 89.8%. The increase in the Company's license revenues in each period was attributable primarily to greater market acceptance of DecisionSuite which led to an increase in volume, an increase in the average revenues derived from each license as the average number of seats per customer has increased, and an increase in sales headcount. To date, price increases have not had a significant impact on revenues. The Company does not believe that the historical percentage growth rates of license revenues will be sustainable or are indicative of future results.

    SERVICE. Service revenues include fees from maintenance contracts, training and consulting services. Fees for maintenance, training and consulting services are charged separately from the license of DecisionSuite. Maintenance fees are for ongoing support and product updates, and are recognized ratably over the life of the contract. Revenues from training are recognized upon completion of the related training class. Consulting revenues are recognized when the services are performed. Service revenues were $2.0 million, $3.0 million and $5.3 million in fiscal 1995, 1996 and 1997, respectively, representing increases of 48.5% from fiscal 1995 to fiscal 1996, and 77.8% from fiscal 1996 to fiscal 1997. Service revenues accounted for 52.2%, 52.4% and 44.7% of the Company's total revenues in fiscal 1995, 1996 and 1997, respectively. Service revenues were $3.6 million and $8.4 million for the nine months ended October 31, 1996 and 1997, respectively, representing an increase of 131.9%, and accounting for 43.1% and 48.1% of the Company's total revenues for these periods. In particular, maintenance revenues accounted for 16.3%, 22.6% and 26.6% of service revenues in fiscal 1995, 1996 and 1997, respectively, and 25.6% and 25.4% of service revenues for the nine months ended October 31, 1996 and 1997, respectively. The Company anticipates that service revenues will continue to account for a significant percentage of the Company's total revenues and that revenues from maintenance will increase as a percentage of service revenues as additional licenses are sold.

    INTERNATIONAL REVENUES. International revenues include all revenues other than from the United States. International revenues from the Company's direct sales organizations in Europe and export sales to or through strategic partners in Europe and other areas outside of the United States accounted for 24.8%, 10.7% and 9.5% of total revenues in fiscal 1995, 1996 and 1997, respectively, and 13.1% and 7.8% for the nine months ended October 31, 1996 and 1997, respectively. The high percentage of international sales for fiscal 1995 was the result of a single large consulting contract in the United Kingdom. The Company expects that international license and related service revenues will continue to account for a significant portion of its total revenues in the future.

COST OF REVENUES

    LICENSE. Cost of license revenues consists primarily of salaries, product packaging, documentation and production. Cost of license revenues was $72,000, $118,000 and $132,000 in fiscal 1995, 1996 and 1997, respectively, representing 3.9%, 4.4% and 2.0% of license revenues for these years. Cost of license revenues was

$94,000 and $107,000 for the nine months ended October 31, 1996 and 1997, respectively, representing 2.0% and 1.2% of license revenues for these periods.

    SERVICE. Cost of service revenues consists primarily of personnel-related and facilities costs incurred in providing customer support, training and consulting services, as well as third-party costs incurred in providing training and consulting services. Cost of service revenues was $1.6 million, $2.1 million and $3.3 million in fiscal 1995, 1996 and 1997, respectively, representing 82.2%, 72.0% and 62.9% of service revenues for these years. Cost of service revenues were $2.3 million and $5.5 million for the nine months ended October 31, 1996 and 1997, respectively, representing 62.4% and 65.4% of service revenues for these periods. The decrease in cost of service revenues as a percentage of service revenues in fiscal 1996 and 1997 was primarily due to improved economies of scale of the technical support center and increased productivity from a significant number of newly hired training, support and consulting personnel. The increase in cost of service revenues as a percentage of the related revenues for the nine months ended October 31, 1997, resulted from the addition of new training, support and consulting personnel over this period.

OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, commissions and bonuses earned by sales and marketing personnel, field office expenses, travel and entertainment and promotional expenses. Sales and marketing expenses were $3.4 million, $3.9 million and $11.4 million in fiscal 1995, 1996 and 1997, respectively, and were $7.4 million and $12.3 million for the nine months ended October 31, 1996 and 1997, respectively. The increase in sales and marketing expenses was predominantly due to the hiring of additional sales and marketing personnel and, to a lesser extent, the increase in the number of sales offices and expanded promotional activities. Sales and marketing expenses represented 89.2%, 68.3% and 96.6% of total revenues for these periods in fiscal 1995, 1996 and 1997, respectively, and 88.0% and 70.3% of total revenues in the nine months ended October 31, 1996 and 1997, respectively. The changes in sales and marketing expenses as a percentage of total revenues were primarily due to the timing of hiring additional sales personnel. The Company expects that sales and marketing expenses will continue to increase in dollar amounts as the Company continues to hire additional sales and marketing personnel, establish additional sales offices and increase promotional activities.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and benefits of software engineering personnel, payments to contract programmers and expendable equipment purchases. The Company believes that a significant level of investment for research and development is required to remain competitive. Research and development expenses were $2.2 million, $2.1 million and $3.2 million in fiscal 1995, 1996 and 1997, respectively, and were $2.1 million and $3.9 million for the nine months ended October 31, 1996 and 1997, respectively. These increases were primarily attributable to additional hiring of research and development personnel. Research and development expenses represented 56.6%, 37.0% and 27.2% of total revenues in fiscal 1995, 1996 and 1997, respectively, and 25.5% and 22.4% of total revenues for the nine months ended October 31, 1996 and 1997, respectively. The Company anticipates that it will continue to devote substantial resources to research and development and that these expenses will increase in future periods. Because all costs incurred in the research and development of software products and enhancements to existing software products have been expensed as incurred, cost of license revenues includes no amortization of capitalized software development costs. See
Note 2 of Notes to Consolidated Financial Statements.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $853,000, $1.2 million and $2.1 million in fiscal 1995, 1996 and 1997, respectively, and were $1.5 million and $1.5 million for the nine months ended October 31, 1996 and 1997, respectively. These increases were predominantly due to increased staffing and, to a lesser extent, associated expenses necessary to manage and support the Company's increased scale of operations. General and administrative expenses represented 22.4%, 22.1% and 18.3% of total revenues in fiscal 1995, 1996 and 1997, respectively, and 17.7% and 8.8% of total revenues in the nine months ended

October 31, 1996 and 1997, respectively. The Company believes that its general and administrative expenses will increase in future periods as a result of an expansion of the Company's administrative staff to support its growing operations and as a result of an increase in expenses associated with being a public company.

    OTHER INCOME (EXPENSE), NET. Other income (expense), net, represents interest earned by the Company on its cash and short-term investments, offset by interest expense on long-term debt and capitalized leases. See Notes 4 and 5 of Notes to Consolidated Financial Statements.

    PROVISION FOR INCOME TAXES. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company incurred net losses and consequently paid no federal or state income taxes in fiscal 1995, 1996 and 1997. At January 31, 1997, the Company had approximately $16.0 million in federal net operating loss carryforwards. The federal net operating loss carryforwards will begin to expire in the year 2007 if not utilized. In addition, the Tax Reform Act of 1986 contains certain provisions that may limit the net operating loss carryforwards available for use in any given period upon the occurrence of certain events, including a significant change in ownership interests. Based upon management's estimates, the proposed initial public offering will not result in a change of ownership.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 applies to entities with publicly held common stock and is effective for financial statements issued for periods ending after December 15, 1997. Under SFAS No. 128, the presentation of primary earnings per share is replaced with a presentation of basic earnings per share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share for entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. Management believes the adoption of SFAS No. 128 will not have a material effect on the Company's financial statements.

    In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" (SFAS No. 130). SFAS No. 130 is effective for financial statements for fiscal years beginning after December 15, 1997. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. All components of comprehensive income are required to be reported in a new financial statement. Management believes the adoption of SFAS No. 130 will not have a material effect on the Company's financial statements.

    In June 1997, the Financial Accounting Standards Board also issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. Management believes the adoption of SFAS No. 131 will not have a material effect on the Company's financial statements.

    The American Institute of Certified Public Accountants' has approved a new Statement of Position (SOP), SOP 97-2 which will supersede Statement of Position 91-1, "Software Revenue Recognition." Management has assessed this new statement and believes that its adoption will not have a material effect on the timing of the Company's revenue recognition or cause changes to its revenue recognition policies.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited consolidated statement of operations data for the seven quarters ended October 31, 1997, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                                               QUARTER ENDED
                                                ---------------------------------------------------------------------------
                                                             FISCAL YEAR 1997                      FISCAL YEAR 1998
                                                ------------------------------------------  -------------------------------
                                                 APR. 30    JULY 31    OCT. 31    JAN. 31    APR. 30    JULY 31    OCT. 31
                                                  1996       1996       1996       1997       1997       1997       1997
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                         (IN THOUSANDS, EXCEPT AS A PERCENTAGE OF TOTAL REVENUES)
Revenues:
  License.....................................  $   1,134  $   1,819  $   1,834  $   1,704  $   2,138  $   2,862  $   4,087
  Service.....................................      1,126      1,083      1,419      1,627      2,207      2,941      3,266
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues............................      2,260      2,902      3,253      3,331      4,345      5,803      7,353
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cost of revenues:
  License.....................................         24         34         36         38         36         41         30
  Service.....................................        642        735        883      1,048      1,559      1,886      2,055
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total cost of revenues....................        666        769        919      1,086      1,595      1,927      2,085
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross margin..................................      1,594      2,133      2,334      2,245      2,750      3,876      5,268
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing.........................      2,225      2,424      3,252      3,449      3,674      4,153      4,478
  Research and development....................        616        651        877      1,045      1,106      1,267      1,544
  General and administrative..................        439        515        581        612        485        550        504
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses..................      3,280      3,590      4,710      5,106      5,265      5,970      6,526
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations..........................     (1,686)    (1,457)    (2,376)    (2,861)    (2,515)    (2,094)    (1,258)
Other income (expense), net...................         17        (28)       (30)       (55)       (23)       (17)       (49)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss before provision for income taxes........     (1,669)    (1,485)    (2,406)    (2,916)    (2,538)    (2,111)    (1,307)
Provision for income taxes....................          0          0          0          0          0          0          0
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss......................................  $  (1,669) $  (1,485) $  (2,406) $  (2,916) $  (2,538) $  (2,111) $  (1,307)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  License.....................................       50.2%      62.7%      56.4%      51.2%      49.2%      49.3%      55.6%
  Service.....................................       49.8       37.3       43.6       48.8       50.8       50.7       44.4
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues............................      100.0      100.0      100.0      100.0      100.0      100.0      100.0
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cost of revenues:
  License.....................................        1.1        1.2        1.1        1.1        0.8        0.7        0.4
  Service.....................................       28.4       25.3       27.2       31.5       35.9       32.5       27.9
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total cost of revenues....................       29.5       26.5       28.3       32.6       36.7       33.2       28.4
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross margin..................................       70.5       73.5       71.7       67.4       63.3       66.8       71.6
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing.........................       98.4       83.5       99.9      103.5       84.5       71.6       60.9
  Research and development....................       27.3       22.4       27.0       31.4       25.5       21.8       21.0
  General and administrative..................       19.4       17.8       17.9       18.4       11.2        9.5        6.9
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses..................      145.1      123.7      144.8      153.3      121.1      102.9       88.8
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations..........................      (74.6)     (50.2)     (73.1)     (85.9)     (57.9)     (36.1)     (17.1)
Other income (expense), net...................        0.8       (1.0)      (0.9)      (1.7)       0.5        0.3        0.7
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss before provision for income taxes........      (73.8)     (51.2)     (74.0)     (87.6)     (58.4)     (36.4)     (17.8)
Provision for income taxes....................        0.0        0.0        0.0        0.0        0.0        0.0        0.0
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss......................................      (73.8)%     (51.2)%     (74.0)%     (87.6)%     (58.4)%     (36.4)%     (17.8)%
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

    The Company's limited operating history and the susceptibility of the Company's operating results to significant fluctuations makes the prediction of future operating results unreliable and the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. The Company's operating results in any given period can vary due to factors such as demand for the Company's products, the size and timing of significant orders and their fulfillment, the number, timing and significance of product enhancements and new product announcements by the Company and its competitors, changes in pricing policies by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of its products on a timely basis, changes in the Company's level of operating expenses, budgeting cycles of its customers, product life cycles, software defects and other product quality problems, hiring needs and personnel changes, changes in the Company's sales incentive plans, changes in the mix of domestic and international revenues, the level of international expansion, foreign currency exchange rate fluctuations, performance of indirect channel partners, changes in the mix of indirect channels through which the Company's products are offered, the impact of acquisitions of competitors and indirect channel partners, the Company's ability to control costs and general domestic and international economic and political conditions. A significant portion of the Company's revenues have been, and the Company believes will continue to be, derived from a limited number of orders placed by large organizations, and the timing of such orders and their fulfillment has caused and are expected to continue to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. A significant portion of the Company's revenues are derived from existing customers. To the extent that such customers no longer require new licenses, or ongoing support, the Company's business, financial condition and operating results could be materially adversely affected. The Company has, from time to time, often recognized a substantial portion of its revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. In addition, the Company does not operate with a large order backlog because its software products are typically shipped shortly after orders are received, which makes product revenues in any quarter substantially dependent on orders booked and shipped throughout that quarter. Accordingly, revenues for any future quarter are difficult to predict. The Company also expects that as international sales increase as a percentage of sales it will experience weaker demand for DecisionSuite during the summer months. Product revenues are also difficult to forecast because the market for OLAP applications is rapidly evolving, and the Company's sales cycle, which may last from six to twelve months or more, varies substantially from customer to customer. The Company's expense level and plans for expansion, including its plan to significantly increase its research and development efforts, are based in significant part on the Company's expectations of future revenues and therefore are relatively fixed in the short term. If revenue levels are below expectations, operating results are likely to be adversely and disproportionately affected because only a small portion of the Company's expenses vary with its revenues. In addition, the Company expects that sales derived through indirect channels, which are more difficult to forecast and generally have lower gross margins than direct sales, will increase as a percentage of total revenues. See "Risk Factors--Management of Growth; Need for Additional Qualified Personnel" and "--Expansion of Indirect Channels."

    Based upon all of the factors described above, the Company believes that its quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its operating results are not necessarily meaningful and that, in any event, such comparisons should not be relied upon as indications of future performance. Accordingly, the Company has limited ability to forecast future revenues, and it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In the event that operating results are below expectations, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Common Stock would be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has funded its operations to date primarily through the private sale of equity securities and the use of long-term debt and equipment leases. The Company has a revolving credit line of $2.0 million and a

$400,000 equipment note with a bank and a $1.1 million term loan with an equipment lessor. The Company's sources of liquidity at October 31, 1997 consisted principally of cash and cash equivalents of $3.0 million. See Note 4 of Notes to Consolidated Financial Statements.

    Net cash used in operating activities was $3.2 million, $3.6 million and $6.4 million in fiscal 1995, 1996 and 1997, respectively, and $6.3 million for the nine months ended October 31, 1997. For such periods, net cash used in operating activities resulted primarily from net operating losses and increases in prepaid expenses and accounts receivable associated with increases in revenues, partially offset by increases in accounts payable, accrued liabilities and deferred revenues.

    Since 1995 the Company's investing activities have consisted primarily of purchases of property and equipment. Capital expenditures, including those under capital leases, totaled $355,000, $335,000 and $1,078,000 in fiscal 1995, 1996 and 1997, respectively, and $1.2 million for the nine months ended October 31, 1997. Capital leases are used to acquire property and equipment, primarily computer hardware, for the Company's growing employee base. The Company expects that its capital expenditures will continue to increase as the Company's employee base grows. At October 31, 1997, the Company had material commitments for capital expenditures totaling approximately $400,000, which the Company financed initially through a bank term loan for a period not to exceed three years. If amounts are outstanding under such term loan as of the date of completion of this offering, the Company intends to repay such bank loan from the proceeds of the offering.

    The Company's financing activities provided $3.4 million, $5.4 million and $6.0 million in fiscal 1995, 1996 and 1997, respectively, and $9.3 million for the nine months ended October 31, 1997. In fiscal 1995, the cash provided by financing activities was comprised primarily of $2.5 million received in connection with the sale of Series A convertible redeemable preferred stock and $1.0 million in proceeds from notes payable to certain stockholders, offset partially by principal payments on long-term debt. In fiscal 1996, the cash provided by financing activities was comprised primarily of $5.1 million received in connection with the sale of Series B convertible redeemable preferred stock and $1.0 million in proceeds from notes issued to shareholders, offset by repayments of notes payable to a bank of $435,000 and principal payments on long-term debt of $217,000. In fiscal 1997, the cash provided by financing activities was comprised primarily of $4.9 million received in connection with the sale of Series C convertible redeemable preferred stock and $1.5 million in proceeds from long-term debt, offset by principal payments on long-term debt of $502,000. For the nine month period ended October 31, 1997, cash provided by financing activities consisted primarily of $6.9 million received in connection with the sale of Series D convertible redeemable preferred stock and $2.1 million in borrowings under line of credit and notes payable, offset by principal payments on long-term debt of $666,000.

    Total borrowings under the revolving credit line are limited generally to the lesser of 70% of eligible accounts receivable or $2.0 million. In October 1997, the Company borrowed $1.7 million under the revolving line, bearing an annual interest rate of 1.75% over the bank's prime lending rate. The Company expects to use proceeds from this offering to repay such indebtedness. The Company's line of credit contains certain financial covenants and restrictions as to various matters including the Company's ability to pay cash dividends and effect mergers or acquisitions without the bank's prior approval. The Company is currently in compliance with such financial covenants and restrictions. The Company has granted a first priority security interest in substantially all of its assets as security for its obligations under its credit line which expires in September 1998.

    In addition to its $2.0 million bank line of credit, the Company entered into a $3.0 million revolving line of credit with certain holders of its Preferred Stock in December 1997 pursuant to the terms of a Loan and Warrant Purchase Agreement (the "Loan Agreement"). The Loan Agreement will terminate upon the earlier of (i) ten days following the closing of this offering or (ii) May 20, 1998. To date, the Company has not drawn down any funds under the Loan Agreement. For a further description of the terms of the Loan Agreement, see "Certain Transactions--Transactions with Directors and Officers and 5% Stockholders."

    On April 12, 1996, the Company issued a subordinated promissory note in favor of Comdisco, Inc. in the principal amount of $1,500,000, which bears interest at an annual rate of 13.5% (the "Note"). The Note is due in varying monthly installments through April 1999. As of October 31, 1997, the outstanding indebtedness under the Note was $1,065,000. The Company expects to repay amounts outstanding under the Note with proceeds from this offering. See Note 5 of Notes to Consolidated Financial Statements.

    The Company believes that the net proceeds from the offering and its existing cash and cash equivalents will be adequate to meet its cash needs for at least the next 12 months. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to the Company or will not be dilutive.

                                    BUSINESS

    The following description of the Company's business should be read in conjunction with the information included elsewhere in this Prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain of the factors set forth below and elsewhere in this Prospectus.

OVERVIEW

    Information Advantage, Inc. (the "Company") develops, markets and supports enterprise scalable OLAP software that is designed to allow a large number of users to access and analyze large amounts of data to make quicker and more informed business decisions. The Company's server-based solution, DecisionSuite, provides powerful, robust and flexible analysis processing capabilities that transform raw data into meaningful information from a wide range of desktop and Internet platforms. Through the use of an advanced architecture, the Company designed DecisionSuite to accomodate terabytes of data and thousands of active users. DecisionSuite enables organizations to push effective decision making to all levels of users thereby creating an "intelligent enterprise," one capable of quickly identifying and reacting to market opportunities. DecisionSuite supports many UNIX operating systems and employs relational database technology, allowing it to access most popular databases, data warehouses and data marts.

INDUSTRY BACKGROUND

    In order to compete effectively in today's global environment, businesses must quickly identify and respond to changing market conditions and are, therefore, dependent upon their ability to rapidly collect, organize, access and analyze large amounts of data. Organizations are now collecting not only internal financial and operational data, but are also collecting large amounts of historical data on their customers, suppliers and other external sources. At the same time, to more quickly react to changing business conditions, many organizations have been flattening their organizational structures and empowering employees at all levels to make decisions. The desire to distribute decision making throughout all levels of an organization has created a need by more people to access the vast amounts of business data collected each day. In addition to data access, organizations also face the challenges of performing complex computational analysis on the collected data, and disseminating information broadly to employees, customers, suppliers and others.

    To meet these challenges, organizations have implemented a number of technology solutions, including data warehouses and data marts, query and reporting tools and OLAP applications. According to IDC, an independent industry analyst, the information access segment of the data warehousing market alone is estimated to be growing from $664 million in 1996 to $1.4 billion in 2000. Data warehouses and data marts are repositories of summarized historical data often extracted from disparate departmental or enterprise databases. Data warehouses and data marts store data in a format optimized for analysis and are frequently implemented in conjunction with query and reporting tools designed to provide end users with a means to retrieve data and perform certain pre-defined queries and simple calculations. This level of analysis, however, is limited (for example, query and reporting tools generally are not designed to perform time-series analysis such as calculations of the weekly changes in market share by region) and these tools often require users to understand the technical aspects of data storage and data structures. As a result, the use of data query and reporting tools is often limited to highly trained technical users.

    In recent years, OLAP solutions have emerged to provide a means to analyze complex data along a more intuitive set of business rules and dimensions (for example, profitability analysis by product, channel, geography, customer or fiscal period). In addition, by insulating the user from the technical aspects of data storage and data structures, OLAP solutions enable less technically sophisticated users within an organization to perform their own analysis. Typically, OLAP solutions also provide more complex computational capabilities, including sophisticated time-series analysis, as well as ad hoc, drill-down and interactive analysis (for example, a marketing manager identifying a market share reduction can drill down to isolate the problem to a specific product at a specific store).

    Today, two primary OLAP architectures exist: desktop OLAP and server-based OLAP. Desktop OLAP provides a quick, low-cost solution for applications that do not require complex analytical capabilities and involve small data sets that do not require frequent updates. Desktop OLAP solutions are designed for a limited number of active users and are typically used for personal analysis. Server-based OLAP solutions are better suited for larger data sets and more complex analysis. Because server-based OLAP does not require the movement of large amounts of data to the desktop, it provides greater security and reduces network traffic, thereby accommodating a larger number of active users. One approach to server-based solutions utilizes proprietary, non-relational, highly-indexed database technology. This approach is best suited for workgroups and departments requiring fast access to medium-sized data sets (e.g., tens of gigabytes of data) but often is not scalable to accommodate a large number of concurrent users, is not capable of loading, storing or analyzing large amounts of data (e.g., hundreds of gigabytes to terabytes of data) and cannot efficiently update data sets on a frequent basis. In addition, these solutions often require the data to be loaded in a pre-defined structure thereby limiting the ability to perform ad hoc queries. The second approach to server-based OLAP employs existing relational database technology. This approach allows access to larger amounts of data and provides greater flexibility in performing ad hoc queries than non-relational database technologies.

    At the same time OLAP has emerged as a means to collect, organize, access and analyze large amounts of data, the emergence of client/server and Internet technologies has enabled organizations to create infrastructures through which they can disseminate information throughout their enterprise as well as to external sources. Client/server computing has provided many employees in an organization with desktop access to critical information resources through easy-to-use graphical user interfaces. The emergence of Internet technologies has provided organizations with a less expensive means to reach an even larger audience in real time and to securely disseminate information not only to employees, but also to external business affiliates, such as customers, suppliers and others.

    Organizations are seeking ways to extend the benefits of OLAP in order to empower employees and other users at all levels to make better business decisions and react faster to market opportunities. To effectively deliver OLAP capabilities throughout the enterprise, the solution must support large data sets, thousands of active users, and simple as well as complex analysis. Moreover, organizations require enterprise OLAP solutions with efficient and cost effective deployment and maintenance, and compliance with industry standards, thereby enabling integration with hardware and software from a variety of vendors.

THE INFORMATION ADVANTAGE SOLUTION

    Information Advantage develops, markets and supports enterprise scalable OLAP software that is designed to allow large numbers of users to access and analyze large data sets. The Company's relational server-based solution, DecisionSuite, provides powerful, robust and flexible analysis processing capabilities that transform raw data into meaningful information from a wide range of desktop and Internet platforms. Through the use of an advanced architecture, the Company designed DecisionSuite to accommodate terabytes of data and thousands of active users. DecisionSuite enables organizations to push effective decision making to all levels of users thereby creating an "intelligent enterprise," one capable of quickly identifying and reacting to market opportunities. Key attributes of the DecisionSuite solution include:

    LARGE AMOUNTS OF DATA. DecisionSuite employs relational database technology which the Company believes is the only available database technology suitable for supporting large databases (e.g., hundreds of gigabytes to terabytes of data) or databases that require frequent updates and access to terabytes of centralized or distributed data. DecisionSuite processes data on the server and disseminates the derived results to the user.

    LARGE NUMBER OF USERS. The DecisionSuite architecture uses sophisticated partitioning technology to balance the data processing between the database and the application server. Application partitioning is designed to maximize the performance and analytical capabilities as the database grows and the number of concurrent users increases. DecisionSuite's calculation processor is designed to perform sophisticated business calculations on raw data without overburdening the relational database with the use of inefficient temporary tables, thereby increasing the number of users who can concurrently access the data.

    POWERFUL ANALYTICAL CAPABILITY. DecisionSuite includes a powerful C++ OLAP calculation processor that provides comprehensive multidimensional, yet intuitive, analysis capabilities using advanced formula-based business rules. By avoiding an overreliance on structured query language ("SQL") for business calculations, DecisionSuite is designed to provide powerful analytical capabilities in a scalable architecture. DecisionSuite allows users to join data from multiple distributed relational databases and create agents that automatically inform them of changes in market data or from user-defined norms.

    MASS DEPLOYMENT FOR THE INTELLIGENT ENTERPRISE. The Company provides for efficient and cost-effective deployment and maintenance of DecisionSuite by using a thin-client architecture where minimal application code is deployed to, and maintained on, the user's desktop. As a result, organizations can more effectively deploy and support DecisionSuite over thousands of networked users.

    OPEN ARCHITECTURE. DecisionSuite was designed to integrate with most popular tools, databases and platforms provided by other vendors. DecisionSuite runs on the following server operating systems: HP-UX, Sun Solaris, IBM AIX, NCR SVR4, SGI IRIX, Sequent DYNIX/ptx and Unisys SVR4; and accesses the following relational database platforms: Oracle, Red Brick Warehouse, HP--Intelligent Warehouse, IBM DB2 6000, IBM DB2 Parallel Edition, Informix, NCR Teradata DBS, Sybase, Sybase IQ and Tandem Non-Stop SQL. As a result, organizations implementing DecisionSuite can leverage their often significant investment in existing operating systems and database technologies.

    To complement its advanced product offerings, the Company has developed a highly trained customer support staff with technical competencies in a variety of areas, including UNIX operating systems, database management, distributed computing and multidimensional analysis. The Company believes that to enable its customers to effectively develop and deploy OLAP applications, it must provide training and consulting services in these and other areas. Accordingly, the Company has established an extensive customer services group consisting of technical support, education, implementation, prototyping workshops and other advanced services (including customized enhancements, content development and performance assessment).

STRATEGY

    The Company's strategy is to establish Information Advantage as the leading provider of enterprise scalable OLAP software solutions. Key elements of the Company's strategy include:

    EXTEND TECHNOLOGY LEADERSHIP. Since inception, the Company has focused its research and development efforts on developing core technologies that address the requirements of data warehousing applications involving large amounts of data, large numbers of concurrent users, complex analysis and heterogeneous environments. The Company's solution integrates a number of technologies, including sophisticated agent technology, flexible information sharing and dissemination, multidimensional analysis, multi-level security and an architecture that permits a large number of concurrent users. The Company has leveraged these technologies to develop DecisionSuite, a proven enterprise scalable OLAP software solution for the intelligent enterprise. DecisionSuite is designed to access and analyze terabytes of data. Of the Company's customers, three are in production, and five are currently building, terabyte-sized applications. The Company intends to extend its technology leadership by continuing to devote significant resources to research and development efforts, and by forming strategic relationships that will enable the Company to further enhance DecisionSuite's functionality and performance.

    EXPAND VERTICAL MARKET FOCUS. The Company targets industries that routinely collect, organize, access and analyze large amounts of business-critical data. These industries include retail, consumer packaged goods, financial services, insurance, telecommunications and the healthcare industries. The Company has developed significant vertical market expertise through the deployment of software applications for its customers in these

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industries. The Company believes that by focusing on the needs of these specific industries and by continuing to recruit solution development partners in these industries, it can improve the efficiency and effectiveness of its sales and marketing efforts in these vertical markets. The Company intends to continue leveraging its experience to address the specific needs of organizations in these industries and to expand to other targeted industries.

    EXPAND GLOBAL DISTRIBUTION. The Company sells its products primarily through direct sales. The Company also uses strategic partners to sell its products in targeted markets. The Company has direct sales offices in twelve states, Canada, the United Kingdom and Germany, and has established strategic relationships in South Africa, Netherlands and Japan. The Company is presently localizing DecisionSuite for the French and German markets. The Company intends to expand its direct sales and pre-sales support organizations and to develop additional strategic relationships both in its existing markets and in other locations worldwide. To facilitate its international expansion, the Company anticipates localizing DecisionSuite for additional foreign markets in the future.

    EXPAND STRATEGIC RELATIONSHIPS. The Company's strategy is to supplement its direct sales organization with strategic relationships, including solution development partners, sales affiliates and marketing partners. The Company's solution development partners, such as DynaMark, VIPS and IBM, have developed industry specific software applications in which DecisionSuite is embedded. The Company sells its products directly to solution development partners who integrate and sell solutions to customers. The Company also has relationships with sales affiliates, such as Cambridge Technology Group, EDS, Ernst & Young and KPMG, who help identify and qualify sales prospects, work closely with the Company during the sales and implementation cycles and provide after-market support. In addition, the Company has strategic relationships with marketing partners, such as HP, Red Brick, Sun, SPSS and Brio, who provide complementary marketing programs designed to promote product awareness for DecisionSuite. These relationships provide additional sales and marketing channels, thereby enhancing the Company's position as the leading provider of enterprise scalable OLAP software solutions. The Company's objective is to increase license revenues from strategic relationships as a percentage of total license revenues, by enhancing its current strategic relationships and adding additional strategic partners.

    FOCUS ON SUCCESSFUL CUSTOMER IMPLEMENTATION. The Company's strategy is to deliver technology and services that enable its customers to quickly and cost effectively implement and maintain applications for the intelligent enterprise. The Company's success is dependent upon its customers' successful implementations of its products. The Company believes that its comprehensive consulting, implementation, support and training services enable customers to successfully implement DecisionSuite and contribute to customer satisfaction, strong customer references and long-term relationships. The Company offers worldwide training, consulting and support services for its customers directly through its customer services group and indirectly through its solution development partners and sales affiliates. In addition to its advanced training and consulting services, the Company provides its customers with an extensive array of ongoing support services, including software updates, documentation updates, telephone support and product maintenance. A significant portion of the Company's revenues each period is derived from upgrades and services provided to its installed customer base. The Company intends to maintain its focus on customer success and to continue to invest in support services designed to ensure such success.

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
CUSTOMERS AND APPLICATIONS

    The following is a list of the Company's customers who have licensed DecisionSuite, or entered into or renewed maintenance agreements, in the nine months ended October 31, 1997.

RETAIL
Ahold USA, Inc.
Dayton Hudson Corporation
DFS Group, Ltd.
Dial Corporation
Fabri-Center of America, Inc.
Fingerhut Corporation
Gap Inc.
Longs Drug Stores California, Inc
National Grocers Co., Limited
Neiman-Marcus
Proffitt's Inc.
Quill Corporation
J. Sainsbury PLC (UK)
Sears Canada, Inc. (Canada)
Sears Roebuck, & Co.
Shopper's Drug Mart
The Southland Corp.
The Stop & Shop Supermarket Company
Superdrug Stores, PLC (UK)
SuperValu
Tandy Corporation
Dayton Hudson Corporation, Target
  Stores Division
Tupperware Corporation
Tyson Foods, Inc.
The Warehouse Ltd.
Wearguard Corporation

PACKAGED GOODS
Birds Eye Walls, Inc. (U.K.)
Brunswick Corporation
ConAgra Frozen Foods
Dominick's Fine Foods
Land O'Lakes, Inc.
Nabisco, Inc.
The Quaker Oats Company
Sara Lee Corporation/Sara Lee Meats
Van Den Bergh Foods (U.K.)
FINANCIAL SERVICES
Banc One Services Corporation
DynaMark, Inc.
Fidelity Investments
Green Tree Financial Corporation
Honor Technologies, Inc.
MasterCard International Incorporated
NOVUS Services, Inc.
Strong Capital Management, Inc.
T. Rowe Price Investment
  Technologies, Inc.
HEALTH CARE
Fairview Health Systems
MCC Behavioral Care
Owen Healthcare, Inc.
TheraTx, Inc.
United HealthCare Corporation
VIPS (a division of First Data Corp.)
INSURANCE
Cigna-Intercorp, Inc.
Medical Service Bureau of Idaho/Blue Shield of
  Idaho
Liberty Health
Northland Insurance Company
The Northwestern Mutual Life Insurance Company
The Prudential Insurance Company of America
The St. Paul Fire and Marine Insurance Company
TECHNOLOGY/TELECOMMUNICATIONS
60 DEG. Communications Company
Aerial Communications, Inc.
APAC Teleservices, Inc.
CCC Information Services, Inc.
Pacific Bell Communications
Pacific Bell Video Services
PrimeStar Partners, LP
Silicon Graphics Inc.
GOVERNMENT
Inland Revenue (UK)
State of Washington Department of
  Social and Health Services
Utah Courts
United States Customs Service
University of California, Berkeley
MANUFACTURING
Amgen, Inc.
The Goodyear Tire and Rubber Company
Mattel, Inc.
Minnesota Mining and Manufacturing Company
Polaroid Corporation
Rockwell International Corporation
Snap-On Tools Company
OTHER
Acxiom Corporation
The Automobile Association (UK)
Cargill, Inc.
Dana Computer Corporation
Electronic Data Systems Corporation
Excel Corporation
Federal Express Corporation
IBM Consumer Driven Solutions
KPMG Peat Marwick, LLP
Northwest Airlines, Inc.
NTT Data (Japan)
Oshawa Holdings Limited (Canada)
Perseco
The Reader's Digest Association, Inc.
Regie Media Belge S.A. (Netherlands)

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
    DecisionSuite can be used across a range of industries and is typically used in three types of applications: (a) customer analysis, including applications for analyzing customer buying patterns, database marketing and campaign management; (b) product analysis, including sales analysis, inventory management and promotion management; and (c) operational analysis, including financial analysis, activity-based costing, forecasting and budgeting. The following illustrates the variety of ways customers have deployed DecisionSuite:

    FINANCIAL SERVICES: An international credit card company sought to differentiate itself from its competitors by offering its 22,000 member financial institutions the ability to access and analyze credit card transaction activity and trends online. The goal was to provide member financial institutions with customer usage data to facilitate and evaluate target marketing campaigns. This customer's Oracle database contains approximately 1.6 terabytes of data and uses NCR servers. Because of the number of potential users, the size of the data warehouse and the fact that over 11 million transactions are added to the database daily, scalability was paramount. DecisionSuite was selected to provide the OLAP engine necessary to build this application. The Company believes that DecisionSuite was chosen because of the expertise of its support personnel and the proven scalability, security and ease of use of the product for the end-user. The first application of DecisionSuite was available for deployment to members within six months of the date DecisionSuite was selected and now allows the customer's clients to track usage patterns and focus their efforts accordingly.

    INSURANCE: A provider of auto insurance claim software, data and services sought to offer over 350 auto insurance companies the ability to access and analyze insurance claim data via the Web as an extranet. This customer uses a Red Brick database and a Sun server. The Company believes that DecisionSuite was selected primarily for its Web and agent capabilities and its ability to efficiently manage large amounts of data at a granular level. DecisionSuite allows the customer's sales associates to analyze the claims data for potential clients via the Web as a tool in the sales process. Upon complete implementation, this application will also allow auto insurance companies to access and analyze the customer's nationwide insurance claim data, including repair cycle times and amounts paid for vehicle parts, and to compare their claims resolution performance against industry averages and historical trends.

    RETAIL: A multi-billion dollar retailer of electronics with over 6,800 retail stores nationwide sought to deliver online analysis of its consumer and product data throughout the organization. The customer's warehouse includes consumer and census data, as well as behavioral and point-of-sale information from its retail stores. The consumer database alone includes profiles of over 150 million consumers, making the customer's database one of the most comprehensive marketing databases in the world. This customer uses a Red Brick database and an HP server. The Company believes that DecisionSuite was selected for its complex analytical capabilities, its Web accessibility and its ability to handle terabytes of data. DecisionSuite provides online analysis of the databases and allows the customer's headquarters to analyze the retail stores' performance, improve inventory controls and target promotional mailings. In addition, this customer plans to make this application available to its retail store managers using a standard Web browser, thereby enabling these teams to participate in the decision making process to improve the store's performance.

    PACKAGED GOODS: A leading packaged food company, with more than 200 brands and 1,000 products in 85 countries, sought to provide better and faster sales and product information to its sales representatives. Its application required not only the ability to access multiple, disparate databases (Red Brick and DB2) that used IBM servers, but it required the ability to deliver both detailed and summarized key account information to thousands of users. The client selected DecisionSuite and has currently deployed the system to approximately 2,500 sales representatives throughout the organization. Using DecisionSuite, the customer's sales representatives are now able to access and analyze online product sales by, among other things, location and season. This enables the customer to anticipate inventory fluctuations, thereby improving inventory controls, and provides the sales representatives with timely decision making information, such as which products are likely to sell and when, that often leads to new business opportunities.

PRODUCTS AND TECHNOLOGY

    The Company's DecisionSuite products are comprised of a server capable of handling large data sets or large numbers of concurrent users, several desktop products designed to deliver information to variously skilled end users over client/server and Internet architectures, and several systems management, connectivity and database driver modules. The Company also offers an advanced tool kit for the rapid assembly of custom OLAP applications. The Company's products are available on most popular UNIX platforms, including HP-UX, Sun Solaris, IBM AIX, NCR SVR4, SGI IRIX, Sequent DYNIX/ptx and Unisys SVR4, and are able to access the following databases: Oracle, Red Brick Warehouse, HP--Intelligent Warehouse, IBM DB2 6000, IBM DB2 Parallel Edition, Informix, NCR Teradata DBS, Sybase, Sybase IQ and Tandem Non-Stop SQL. The Company designed DecisionSuite's architecture to be well suited for localization in foreign markets. The Company licenses its DecisionSuite software for a one-time license fee determined on a per server, per named user, and database size basis.

                     THE DECISIONSUITE PRODUCT ARCHITECTURE

                               [GRAPHIC]

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
DECISIONSUITE SERVER

    The DecisionSuite Server is a multi-user product designed to allow large numbers of users to access and analyze large data sets. The DecisionSuite Server delivers enhanced OLAP services including: agent and exception reporting functions to push personalized information directly to users; security based on individual, workgroup and enterprise level user privileges; and group or personal query controls to minimize system performance degradation caused by either individuals or user groups. DecisionSuite Server augments SQL with an efficient and sophisticated C++ calculation processor that is scalable to thousands of active users and terabytes of data. The DecisionSuite Server's CONCURRENT SESSION MANAGER is designed to add, manage and delete concurrent processes initiated by requests from multiple users or agents, allowing customers to scale DecisionSuite across the enterprise. The DecisionSuite Server's METADATA model centralizes maintenance and isolates users from technical complexities by mapping database structures and business rules with intuitive business descriptions, thereby simplifying user interactions with the system.

    DECISIONSUITE DB DRIVERS. DecisionSuite DB Drivers are designed to provide organizations with the option of connecting DecisionSuite to target relational databases with either native drivers or ODBC drivers. Each DB Driver accounts for the unique SQL syntax and query optimizer of each target database while allowing organizations to easily switch database vendors' products independently of deployed DecisionSuite applications. DecisionSuite provides DB Drivers for Oracle, Red Brick Warehouse, HP-- Intelligent Warehouse, IBM DB2 6000, IBM DB2 Parallel Edition, Informix, NCR Teradata DBS, Sybase, Sybase IQ, and Tandem Non-Stop SQL.

    DISTRIBUTED OLAP ENGINE. DecisionSuite's OLAP Engine uses distributed processing technology to maximize user concurrency and analytical functionality. In particular, the Company's calculation processor performs sophisticated business analysis on raw data without overburdening the database with use of inefficient temporary tables. This capability enables intensive application processing to be off-loaded from the database so that organizations can effectively scale to large numbers of users. This capability also allows support of hundreds of business calculations and functions that are not currently supported in SQL.

    ENTERPRISE OLAP SERVICES. DecisionSuite provides essential services required for enterprise-scale deployments including:

       WORKGROUP SECURITY. The partitioned, server software design of DecisionSuite allows additional levels of security provided by an application server account. In this manner, users with similar requirements are easily added to the system without risk of improper information access. Reports, report components and database views are secured at personal, workgroup and enterprise levels.

       COLLABORATION. The Company's use of object technology enables report data and logic to be shared among users. Each report contains the data, assumptions and processing logic so that users can interactively exchange and build on each other's analysis. This technology facilitates live information sharing among users of the Company's product.

       REPORT CASTING. The Company's use of report template technology allows power users or information technology personnel to efficiently create a few report models for thousands of different reports. Each report template contains the instructions and parameters required to generate a single request. Upon access, the user profile is used to map the appropriate parameters into the instruction set at run-time so that each user receives a personalized report. This capability enables the administrator to build and maintain a relatively small number of automatically adapting report templates, rather than tens of thousands of user specific reports.

       AGENTS. The Company's server-centric architecture and multi-user, multi-tasking server technology allows DecisionSuite users to design autonomous intelligent agents, the results of which can be shared by multiple users. These agents are created by users and reside on the server. The agents also can be triggered by areas of opportunity or trouble, without affecting desktop performance. The results of the agents may be delivered in real time to one or more users via e-mail, pager telephone and the Internet so their assumptions and results can be explored and challenged, as well as shared to reduce the use of system resources for repetitive batch processing.

DECISIONSUITE DESKTOPS

    DecisionSuite Desktops include an array of products positioned to meet the varying needs and skill levels of employees in an organization.

    WEBOLAP. WebOLAP is intended for all users seeking OLAP capability over the Internet. This product provides ad hoc reporting and OLAP capability using only a browser, a DecisionSuite user name and a password. WebOLAP's Universal Access functionality allows users direct access to the DecisionSuite Server from search engines for seamless integration into corporate Web sites. WebOLAP's codeless desktop architecture enables it to be used from any desktop with a Web browser, without requiring a plug-in or extension, eliminating installation and reducing administration costs in large user environments. Complete integration with the DecisionSuite Server also allows WebOLAP users to seamlessly share secure, interactive reports, and collaborate with co-workers using any DecisionSuite Desktop.

    NEWSLINE. NewsLine is intended for active users to deliver and receive live information, reports, alerts and intelligent agents. Users of this product can be alerted to the latest opportunities and problems affecting their business by software agents that monitor, analyze and filter information 24 hours a day, seven days a week. For example, users have the ability to drill up, down or across business dimensions anywhere in the data warehouse then pivot and export results with a spreadsheet hot-link. NewsLine allows experienced users the ability to securely view and modify all assumptions underlying the analysis, including calculations and filters. Users may drag and drop calculations and filters to review the entire data warehouse. NewsLine has robust business charting capabilities and can be integrated with external applications, including operational systems, catalogs and powerful GIS mapping systems.

    ANALYSIS. Analysis is intended for power users and provides authoring and publishing capabilities in addition to all the functionality of NewsLine. This product allows users to start with a "blank sheet of paper," then point and click to author and publish filters, calculations, calculation templates, reports, report templates, distributed intelligent agents, triggers and alerts as well as navigate throughout the entire data warehouse. Alerts can be directed and broadcast as "live" interactive reports and as messages via e-mail, pager, telephone and the Internet. Users are presented information in business terms so that they can explore gigabytes of information without the technical knowledge of database structures or SQL.

DECISIONSUITE WORKBENCH

    The DecisionSuite Workbench allows database and system administrators to define, manage and support user profiles, security, and group or personal query controls, as well as to customize and distribute desktop profiles across the network. Developers can also use DecisionSuite Workbench to create more sophisticated intelligent agents, custom applications and add-in functionality, and to integrate DecisionSuite with operational systems. With DecisionSuite's thin-client architecture, all applications are centrally managed from the server, thereby reducing cost of ownership and allowing database and systems administrators to improve DecisionSuite's efficiency.

DECISIONSUITE CONNECTIONS

    DecisionSuite Connections provide connectivity with complementary OLAP and productivity tools. To date, the Company has developed DecisionSuite Connections for Microsoft Excel, Lotus 123 and Brio. These connections provide users of DecisionSuite Desktops with the ability to automatically download data into desktop tools. For example, Brio Connection provides users with the ability to generate a small data cube that is automatically downloaded into Brio's OLAP desktop, enabling the user to perform interactive analysis, formatting and charting while disconnected from the network.

SALES AND MARKETING

SALES

    The Company sells its products in North America and the United Kingdom primarily through its direct sales and services organizations. The Company employs highly skilled engineers and technically proficient sales persons capable of serving the sophisticated needs of its customers' information and business management staffs. The Company has domestic sales or support staff located in California, Colorado, Georgia, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio, Texas, Virginia, and international offices in Toronto, Canada; London, England; and Koln, Germany.

    To date, a majority of the Company's sales have been generated from its direct sales force. The Company intends to supplement its sales efforts by implementing and supporting its products through a network of solution development partners, sales affiliates and marketing partners. The Company's strategic partners are independent organizations that perform some or all of the following functions: sales and marketing; systems implementation and integration; software development and customization; and ongoing consulting, training, service and technical support.

    The Company has an ongoing program to recruit major systems integrators and to train and support them in identifying sales opportunities and implementing the Company's products. The Company is working with several of these affiliates to develop additional applications for targeted markets, such as finance and banking, insurance, telecommunications and retail. The Company offers such sales affiliates discounts on products and training, a cooperative marketing program, and field level assistance from the Company's direct sales force. The Company currently has such a relationship with Cambridge Technology Group, EDS, Ernst & Young, and KPMG.

    The Company believes that its strategic partners have significant influence over product choices by customers and that its relationships with these partners are an essential element in its marketing, sales and implementation efforts. Through its partner network, the Company is able to obtain leads and provide customers with trained and knowledgeable software professionals who are available locally to implement its systems as well as provide ongoing service and support. Some of the Company's strategic partners customize the Company's solutions to fit individual business needs and develop industry-specific software applications that integrate with and extend the functionality of the Company's products. The Company currently has solution development partnerships with DynaMark, VIPS and IBM.

MARKETING

    The Company is focused on building market awareness and acceptance of the Company and its products as well as on developing strategic partnerships. The Company has a comprehensive marketing strategy with several key components: image and awareness building, direct marketing to both prospective and existing customers, a strong Web presence, broad-scale events with strategic partners and local marketing with partners. The Company's corporate image strategy includes trade shows, as well as analyst and press tours. The Company's direct marketing includes ongoing direct mail efforts to existing and prospective customers. For prospective customers, the Company also offers seminars to assist them in selecting enterprise scalable OLAP solutions. Seminars are offered in conjunction with strategic partners in their local or industry-specific markets. The Company's Web-based marketing is designed to generate new leads for the Company. The Company increases product awareness by sponsoring large scale events and seminars for prospective customers with key industry partners. Finally, the Company's marketing strategy is designed to take advantage of the Company's partnership network by including cooperative marketing programs designed for partners' local markets. The Company's marketing partners include HP, Red Brick, Sun, SPSS and Brio.

    As of October 31, 1997, the Company's sales and marketing organization consisted of 81 employees compared to 18, 28 and 70 employees at January 31, 1995, 1996 and 1997, respectively.

CUSTOMER SUPPORT

    The Company believes that providing superior customer service is critical for customer success. The Company's strategy is to deliver technology and services that enable its customers to implement OLAP

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
applications quickly. Its focused experience in designing and implementing decision support applications is a significant factor in enabling the Company to implement this strategy. The Company intends to continue to invest in specialized training of its personnel to provide superior customer service. Most of the Company's customers currently have maintenance agreements that entitle them to technical support and periodic upgrades. The Company also offers additional training and consulting services on a fee basis.

    MAINTENANCE AND TECHNICAL SUPPORT. The Company has established a centralized corporate maintenance and technical service group that is supported by the consulting and research and development groups. The Company provides customers with a comprehensive array of services, including software updates, documentation updates, telephone support, product maintenance and emergency response. The annual fee for such services is typically 18% of the list price of the software products licensed and supported.

    EDUCATION. The Company offers a series of business and technical courses to meet the education and training requirements of all levels of professionals associated with data warehousing and decision support. These courses are designed to provide the knowledge, skills and confidence to implement enterprise-wide decision support and enhance the use of DecisionSuite. The Company offers several modular courses that can be tailored to specific customer needs. Education specialists meet with customers to design an education plan to meet organizational goals. Regularly scheduled courses are offered at the Company's training facility located in Eden Prairie, Minnesota. End user customer courses are provided at customers' facilities.

    IMPLEMENTATION SERVICES. The Company offers a wide range of customer services to support the implementation requirements of the DecisionSuite line of products and promote customer self-sufficiency. The Company utilizes a proprietary methodology for implementation support, called DecisionPath. DecisionPath was developed internally and incorporates the Company's extensive implementation experience. Because of the varying needs of its customers, the Company offers modular services in the following areas: business application design; data warehouse architecture design; DecisionSuite implementation; end-user content and delivery; and DecisionSuite optimization.

    DECISIONCENTER. The Company offers a series of prototyping workshops in its DecisionCenter facility. DecisionCenter is a fully equipped prototyping environment, staffed with knowledgeable business and technical personnel. Each workshop utilizes the customer's own data, making the prototyping experience as realistic as possible. The Company believes that a successful implementation of new technology can be traced to a successful prototype. These prototype systems use actual company data to assist the business users in identifying the questions they need to ask but have been unable to visualize. The time and effort to set up an evaluation environment can be expensive and fraught with technical infrastructure complexities. The Company provides its customers with the training benefits of prototyping but shields them from such complexities.

    ADVANCED SERVICES. The advanced services group assists in the initial development of specific solutions for OLAP applications, including activity-based costing, forecasting, health care analysis and customer segmentation. This group often provides consultation in the early stages of modeling and solution-design, combining their strong, technical OLAP expertise, their in-depth hands-on experience with APIs, and their proven creativity in architecture and functionality design. Their solutions address the more complex needs of enterprise OLAP while also focusing on usability and performance for the end users. Their extensive experience with the APIs have led to the development of a series of DecisionSuite extensions. These extensions are optional programs that offer functionality not otherwise available within the core DecisionSuite product. Extensions consist of either tools for the system administrator or for the end user.

    As of October 31, 1997, the Company's services organization consisted of 62 employees compared to 23, 26 and 41 employees at January 31, 1995, 1996 and 1997, respectively.

RESEARCH AND DEVELOPMENT

    Research and development has provided the foundation for the Company's success in the marketplace, and the Company intends to continue to make substantial investments in research and development and related activities to maintain and enhance its product lines. The Company believes that its future success will, in large part, depend on its ability to maintain and improve current products, and to develop new products that meet emerging decision support needs. Research is focused in three areas: identifying market needs, designing applications for these needs and implementing such solutions in a reliable and easy-to-use fashion. Current development activities are focused on product enhancements in several key areas: OLAP engine, Windows client delivery systems, Internet delivery systems, agent technology and forecasting. The development group infrastructure provides a full suite of documentation, quality assurance, delivery and support capabilities (in addition to its design and implementation functions) for the Company's products.

    As of October 31, 1997, the Company's research and development organization consisted of 58 employees compared to 26, 32 and 45 employees at January 31, 1995, 1996 and 1997, respectively. From inception through October 31, 1997 the Company has spent $13.0 million on research and development. Most of the senior members of the Company's research and development organization have been employed by the Company since its inception.

COMPETITION

    The market in which the Company competes is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. The Company's current and prospective competitors offer a variety of planning and analysis software solutions and generally fall within three categories: (i) vendors of desktop OLAP software such as Cognos and Business Objects; (ii) vendors of multidimensional OLAP software such as Oracle (Express), Arbor Software, Seagate (Holos) and SAS; and (iii) vendors of OLAP/relational database software such as MicroStrategy and Platinum Technology (Prodea). The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than the Company. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than the Company. Also, certain current and potential competitors, including companies such as Microsoft, IBM, Sybase and Informix may have greater name recognition or more extensive customer bases that could be leveraged. These companies could integrate competing OLAP/relational database software with other widely accepted products resulting in a loss of market share for the Company. The Company expects additional competition as other established and emerging companies enter into the OLAP software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

    Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. The Company's current or future indirect channel partners may establish cooperative relationships with current or potential competitors of the Company, thereby limiting the Company's ability to sell its products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect the Company's ability to obtain new licenses, and maintenance and support renewals for existing licenses, on terms favorable to the Company. Further, competitive pressures may require the Company to reduce the price of DecisionSuite, which would materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition.

    The Company competes on the basis of certain factors, including data scalability, user scalability, open architecture, analytical capabilities, product features, product performance, product quality, time to market, ease of use, customer support and price. The Company believes it presently competes favorably with respect to each of these factors. However, the Company's market is still evolving and there can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so successfully will have a material adverse effect upon the Company's business, operating results and financial condition.

INTELLECTUAL PROPERTY RIGHTS

    The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses its software pursuant to signed license agreements, which impose certain restrictions on licensees' ability to utilize the software. In addition, the Company seeks to avoid disclosure of its trade secrets, including requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source code. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of many countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

    To date, the Company has not been notified that the Company's products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that data warehouse and data mart software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

    The Company provides its products to end users under non-exclusive licenses, which generally are non-transferable and have a perpetual term. The Company generally licenses its products solely for the customer's internal operations. The Company also licenses its software on an enterprise-wide basis. The Company has entered into source code escrow agreements for its products. Generally, customers are required to obtain separate licenses for the database management systems they select directly from the RDBMS vendors. Furthermore, customers must obtain separate licenses for any spreadsheets or other PC tools they use directly from such other vendors.

EMPLOYEES

    As of October 31, 1997, the Company had a total of 219 employees, of which 193 were based in the United States, 19 were based in the United Kingdom, 3 were based in Canada and 4 in Germany. Of the total, 81 were engaged in sales and marketing, 58 were in research and development, 62 were in services, and 18 were in finance, administration and operations. The Company's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel, 6 of whom are bound by employment agreements. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

FACILITIES

    The Company's principal administrative, sales, marketing, support, and research and development facility is located in approximately 36,500 square feet of space in Eden Prairie, Minnesota. The lease on this office space expires on June 30, 2002. The Company also leases other domestic sales offices throughout the United States, as well as international offices in Canada, the United Kingdom and Germany. The Company believes that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LITIGATION

    The Company is not currently subject to any material legal proceeding.

                                   MANAGEMENT

BOARD MEMBERS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are:

NAME                                      AGE                                     POSITION
------------------------------------      ---      ----------------------------------------------------------------------
Larry J. Ford.......................          56   President, Chief Executive Officer and Director
Richard L. Tanler...................          47   Chairman of the Board and Senior Vice President, Strategic Planning
                                                     and Marketing
Donald W. Anderson..................          44   Vice President and Chief Financial Officer
Mark Furtney........................          51   Vice President, Engineering
Richard S. Parker...................          41   Vice President, Marketing
Robin L. Pederson...................          38   Vice President, Worldwide Sales
Rory C. (Butch) Terrien.............          37   Senior Vice President, Research and Development
Mary K. Trick.......................          42   Vice President, Customer Services
Fredric R. (Rick) Boswell(1)........          53   Director
Ronald E.F. Codd(2).................          42   Director
Promod Haque(1).....................          49   Director
Donald R. Hollis(1).................          61   Director
Jay H. Wein(2)......................          65   Director
William H. Younger, Jr.(2)..........          47   Director

--------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    LARRY J. FORD has been President, Chief Executive Officer and Director since May 1995. From August 1991 to November 1994, Mr. Ford served as Chairman and Chief Executive Officer of Systems Software Associates, a Chicago-based, enterprise-wide, vertically integrated applications software company specifically targeting the manufacturing sector. Prior to August 1991, Mr. Ford held several executive positions at IBM including President of the Latin America Division, Vice President of Marketing for mid-range computing, and Vice President of Information and Telecommunications Systems. Mr. Ford serves as a director of Telular Corporation, where he serves on the Compensation and Audit Committees. Mr. Ford holds a B.S. in Mathematics and Economics from Claremont Men's College.

    RICHARD L. TANLER has been Chairman of the Board of Directors and Senior Vice President, Strategic Planning and Marketing since May 1995. Mr. Tanler is a founder of the Company and served as President and Chief Executive Officer from June 1992 through May 1995. Prior to this position, Mr. Tanler served as Director of Services, Business Unit at Metaphor Computer Systems, Inc., a software company ("Metaphor"). Mr. Tanler holds a B.S. in Business Quantitative Systems from Arizona State University.

    DONALD W. ANDERSON has been Vice President and Chief Financial Officer since November 1996. From May 1996 to November 1996, Mr. Anderson served as Vice President, Finance for the School Product Unit of The Learning Company, Inc., an educational software company that merged with his previous employer, the Minnesota Educational Computing Corporation ("MECC"). Mr. Anderson served as Senior Vice President, Finance and Chief Financial Officer of MECC from August 1988 to May 1996 and held various positions at MECC since he joined MECC in 1980, including Vice President, Operations. Mr. Anderson holds a B.A. in Accounting from Metropolitan State University.

    MARK FURTNEY has been Vice President, Engineering since July 1997. From 1988 to July 1997, Dr. Furtney worked for Cray Research, Inc., a supercomputer supplier, in a variety of positions, including Senior Director of Technology. Dr. Furtney holds a Ph.D. in Computer Science from the University of Virginia, an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology and a B.S. in Mechanical Engineering from Clarkson University.

    RICHARD S. PARKER has been Vice President of Marketing since January 1994. He is a founder of the Company and served as Director of Marketing from April 1990 through December 1993. From September 1984 to April 1990, Mr. Parker was employed with Metaphor in a variety of positions, including Director of Data Management, Marketing Manager and Manager of Business Development for the Metaphor Consulting Group. Mr. Parker attended the University of Minnesota, majoring in Business Administration.

    ROBIN L. PEDERSON has been Vice President, Worldwide Sales for the Company since April 1996. From June 1995 to April 1996, Mr. Pederson was Senior Vice President, Worldwide Sales, Marketing and Support for Great Plains Software, Inc., a financial applications software company. From October 1990 to June 1995, Mr. Pederson worked for Banyan Systems, Inc., a network software provider, in a variety of positions including Vice President, Americas. Mr. Pederson holds a B.S. in Business Administration from the University of North Dakota.

    RORY C. (BUTCH) TERRIEN has been Senior Vice President, Research and Development since June 1992. Prior to joining the Company, Mr. Terrien was employed with Metaphor as the Development Manager for the Metaphor Consulting Group. Mr. Terrien holds a B.S. in both Mechanical Engineering and Computer Science from Northwestern University and an M.S. in Mechanical Engineering from the University of Minnesota.

    MARY K. TRICK has been Vice President, Customer Services since June 1995. From November 1992 to July 1995, Ms. Trick was employed by Keane, Inc., a technical consulting firm, in a variety of positions including Branch Manager for the Minneapolis Branch. From October 1980 to November 1992, Ms. Trick was employed by Wang Industries, a hardware and software firm, in a variety of positions including business consultant, presales, Practice Manager and Services Director for various regions. Ms. Trick attended the University of Minnesota.

    FREDRIC R. (RICK) BOSWELL has been a director of the Company since March 1993. Since April 1989 Dr. Boswell has served as the Executive Vice President of St. Paul Venture Capital, Inc., a venture capital firm. From September 1985 to May 1989, Dr. Boswell served as President and Chief Operating Officer of ADC Telecommunications, Inc., a manufacturer of telecommunications equipment and systems. Prior to September 1985, Dr. Boswell served as President and Chief Executive Officer of the E.F. Johnson Company, a manufacturer of components, equipment and systems for wireless communications. Dr. Boswell has served as a director of the Telecommunications Industry Association and the Minnesota High Technology Council and as a member of the Executive Advisory Board of the National Communications Forum. Dr. Boswell holds a B.S. in electrical engineering and an M.S. and a Ph.D. in computer engineering from Case Western Reserve University as well as an M.B.A. from the Harvard Business School.

    RONALD E.F. CODD has been a director of the Company since August 1997. Mr. Codd has worked at PeopleSoft, Inc. since 1991, and has served as the Senior Vice President of Finance and Administration and Chief Financial Officer. From March 1989 to August 1991, Mr. Codd served as Corporate Controller of MIPS Computer Systems, Inc. Mr. Codd holds a B.S. in Accounting from the University of California, Berkeley and an M.M. from the J.L. Kellogg Graduate School of Management, Northwestern University.

    PROMOD HAQUE has been a director of the Company since March 1993. Dr. Haque joined Norwest Venture Capital Management, Inc., a venture capital firm, in November 1990 and is currently a General Partner of Norwest Equity Partners V, L.P. and a General Partner of Norwest Equity Partners IV, L.P. Dr. Haque currently serves as a director of Optical Sensors, Inc., Prism Solutions, Raster Graphics, Inc., Connect, Inc., Transaction Systems Architects, Inc. and several privately held companies. Dr. Haque holds a B.S.E.E. from the University of Delhi, India, an M.S.E.E. and a Ph.D.E.E. from Northwestern University, and an M.M. from the J.L. Kellogg Graduate School of Management, Northwestern University.

    DONALD R. HOLLIS has been a director of the Company since August 1996. Mr. Hollis is President of DRH Strategic Consulting, Inc., a consulting firm, where he has been employed since March 1996. Prior to January 1996, Mr. Hollis served as an Executive Vice President of First Chicago Corporation/First National

Bank of Chicago. Mr. Hollis serves as a director of Deluxe Corporation, Teltrend, Inc., Open Port Technology and the Cambridge Assessment Center. Mr. Hollis holds a B.B.A. from Kent State University.

    JAY H. WEIN has been a director of the Company since June 1992. Mr. Wein has worked as an independent investor and business consultant since September 1989. From June 1992 to May 1995, Mr. Wein served as Chairman of the Board of the Company. Between July 1974 and August 1989 Mr. Wein served as Managing Partner of the Minneapolis/St. Paul office at Arthur Andersen & Co. Mr. Wein serves as a director of Great Hall Investment Funds, Inc. and of several private companies and non-profit organizations. Mr. Wein holds a B.S.B.A. from the University of South Dakota.

    WILLIAM H. YOUNGER, JR. has been a director of the Company since July 1995. Since 1992, Mr. Younger has been a general partner of Sutter Hill Ventures, a California Limited Partnership which is a venture capital management firm. Mr. Younger currently serves as a director of COR Therapeutics, Inc., Celeritek, Inc., Oacis Healthcare Systems, Inc. and Forte Software, Inc. Mr. Younger holds a B.S.E.E. from the University of Michigan and an M.B.A. from Stanford University.

COMMITTEES

    The Audit Committee consists of Messrs. Codd, Wein and Younger. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by the Company's independent accountants and reviews and evaluates the Company's audit and control functions.

    The Compensation Committee consists of Drs. Boswell and Haque and Mr. Hollis. The Compensation Committee makes recommendations regarding the Company's 1997 Equity Incentive Plan and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company.

DIRECTOR COMPENSATION

    Directors currently do not receive any cash compensation from the Company for their services as members of the Board of Directors, although members are reimbursed for certain expenses in connection with attendance at Board of Directors and Committee meetings. Messrs. Hollis and Wein also serve as part-time consultants to the Company for which they have been compensated separately. Non-employer directors will also receive periodic option grants under the Company's 1997 Equity Incentive Plan. See "Management--1997 Equity Incentive Plan."

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to compensation for the fiscal year ended January 31, 1997 paid by the Company for services to the Company by the Company's Chief Executive Officer and the Company's four other highest-paid executive officers whose total salary and bonus for such fiscal year exceeded $100,000 (collectively, the "Named Executive Officers"):

                                                                    SUMMARY COMPENSATION TABLE
                                                   -------------------------------------------------------------
                                                                               LONG-TERM
                                                                             COMPENSATION
                                                                          -------------------
                                                                                AWARDS
                                                          ANNUAL          -------------------
                                                       COMPENSATION           SECURITIES
                                                   ---------------------      UNDERLYING           ALL OTHER
                                                   SALARY($)   BONUS($)       OPTIONS(#)       COMPENSATION($)(1)
                                                   ----------  ---------  -------------------  -----------------
Larry J. Ford ...................................  $  175,000  $  74,100               0           $  25,000
  President and Chief Executive Officer
Richard L. Tanler ...............................     150,000     42,400               0                   0
  Chairman and Senior Vice President, Strategic
  Planning and Marketing
Robin L. Pederson(2) ............................     119,423     56,250         172,000              15,612
  Vice President, Worldwide Sales
Mary K. Trick ...................................     120,000     29,375          38,000                   0
  Vice President, Customer Services
Rory C. (Butch) Terrien .........................     110,000     33,500          28,000                   0
  Senior Vice President, Research and Development

------------------------

(1) Consists of moving expenses.

(2) Mr. Pederson's employment started on April 18, 1996 at an annual base salary of $150,000.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options during the fiscal year ended January 31, 1997 to each of the Named Executive Officers. No stock appreciation rights were granted during such fiscal year.

                                                      INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                                  ----------------------------------------------------------     VALUE AT ASSUMED
                                    NUMBER OF                                                 ANNUAL RATES OF STOCK
                                   SECURITIES    PERCENT OF TOTAL                             PRICE APPRECIATION FOR
                                   UNDERLYING     OPTIONS GRANTED    EXERCISE                   OPTION TERM($)(4)
                                     OPTIONS      TO EMPLOYEES IN      PRICE     EXPIRATION   ----------------------
NAME                              GRANTED(#)(1)   FISCAL 1997(2)    ($/SHARE)(3)    DATE          5%         10%
--------------------------------  -------------  -----------------  -----------  -----------  ----------  ----------
Larry J. Ford...................            0           --              --           --           --          --
Richard L. Tanler...............            0           --              --           --           --          --
Robin L. Pederson...............      172,000             23.3%      $   1.125      4/19/06   $  121,691  $  308,389
Mary K. Trick...................       12,000              1.6           1.125      7/23/06        8,490      21,516
                                       26,000              3.5           1.125      7/26/06       18,395      46,617
Rory C. (Butch) Terrien.........       28,000              3.8           1.125      8/15/06       19,810      50,203

------------------------

(1) Generally, 20% of these options vest on the first anniversary of the date of grant; an additional 20% of these options vest on October 31, 1997; and an additional 20% of these options vest on each anniversary of the date of grant occurring in 1998, 2000 and 2001. These options have a ten year term, subject to earlier termination in the event of the optionee's cessation of service with the Company.

(2) Based on an aggregate of 736,120 shares subject to options granted to employees of the Company under the 1992 Stock Option Plan.

(3) The exercise price may be paid in cash, in shares of the Company's Common Stock valued at fair market value on the exercise date or any other method approved by the Board.

(4) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company's prediction of its stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

OPTION VALUES

    The following table sets forth information concerning the unexercised options that are held by the Named Executive Officers as of the end of fiscal year 1997. No options were exercised by the Named Executive Officers in fiscal year 1997. No stock appreciation rights were exercised by the Named Executive Officers in fiscal year 1997 or were outstanding at the end of that year.

                                                                NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                                                OPTIONS AT FY-END(#)               FY- END($)(1)
                                                             --------------------------  ----------------------------------
NAME                                                         EXERCISABLE  UNEXERCISABLE   EXERCISABLE      UNEXERCISABLE
-----------------------------------------------------------  -----------  -------------  -------------  -------------------
Larry J. Ford..............................................     147,295       343,687              0                 0
Richard L. Tanler..........................................      93,738       151,752          2,700                 0
Robin L. Pederson..........................................           0       172,000              0                 0
Mary K. Trick..............................................       6,000        62,000              0                 0
Rory C. (Butch) Terrien....................................      39,600        60,400          1,500                 0

------------------------

(1) Based on the fair market value of the Company's Common Stock at fiscal year-end (January 31, 1997) ($1.13 per share), as determined by the Company's Board of Directors, less the exercise price payable for such shares.

STOCK PLANS

    1997 EQUITY INCENTIVE PLAN

    The Company's 1997 Equity Incentive Plan (the "Plan") was adopted by the Board on September 23, 1997, subject to stockholder approval. The number of shares of Common Stock reserved for issuance under the Plan is equal to (i) 1,000,000 plus (ii) 107,871, the aggregate number of shares remaining available for grants under the Company's 1992 Stock Option Plan (the "Predecessor Plan") on October 31, 1997. As of February 1 of each year, commencing with the year 1999, the number of shares reserved for issuance under the Plan will be increased automatically by the lesser of (i) 3.5% of the total number of shares of Common Stock then outstanding or (ii) 400,000 shares. As of October 31, 1997, no options had been granted under the Plan. Under the Plan, employees, non-employee members of the Board ("Outside Directors") and consultants may be awarded options to purchase shares of Common Stock, stock appreciation rights ("SARs"), restricted shares or stock units (collectively, the "Awards"). Options may be incentive stock options designed to satisfy Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or nonstatutory stock options not designed to meet such requirements. If restricted shares or shares issued upon the exercise of options granted under this Plan or the Predecessor Plan are forfeited, then such shares will again become available for awards under the Plan. If stock units, options or SARs granted under this Plan or the Predecessor Plan are forfeited or terminate for any other reason before being exercised, then the corresponding shares will again become available for awards under the Plan.

    The Plan is administered by the Company's Compensation Committee (the "Committee"). The Committee has the complete discretion to determine which eligible individuals are to receive any award, determine the type, number, vesting requirements and other features and conditions of such award, interpret the Plan and make all other decisions relating to the operation of the Plan.

    The exercise price for non-qualified and incentive stock options granted under the Plan may not be less than 85% or 100%, respectively, of the fair market value of the Common Stock on the option grant date and may be paid in cash or in outstanding shares of Common Stock. Options may also be exercised by using a cashless exercise method, a pledge of shares to a broker or promissory note. The payment for the award of newly issued restricted shares will be made in cash, by promissory note or the rendering of past or future services.

    The Committee has the authority to modify, extend or assume outstanding options and SARs or may accept the cancellation of outstanding options or SARs in return for the grant of new options or SARs for the same or a different number of shares and at the same or a different exercise price.

    Each Outside Director who first becomes a member of the Board after the date of the offering will receive a one-time option grant for 8,000 shares of Common Stock upon taking office. This option grant for 8,000 shares will become exercisable with respect to 20% of the shares upon the completion of twelve months of Board service and with respect to the balance of the shares in equal installments on a monthly basis thereafter for the next four years of service. Upon the conclusion of each regular annual meeting of the Company's stockholders held in the 1998 calendar year and thereafter, each Outside Director who will continue to serve as a Board member will receive an option for 1,600 shares of Common Stock, except that an Outside Director will not receive an annual grant for 1,600 shares in the same year he or she received the one-time option grant for 8,000 shares. The option for 1,600 shares will become exercisable upon the completion of sixty months of Board service from the grant date. The exercisability of each 8,000-share or 1,600-share option granted to an Outside Director will accelerate in the event of the optionee's death, disability or retirement at age 65 and may accelerate in the event of a Change in Control (as defined below).

    The Board may decide to implement a program that allows an Outside Director to elect to receive his or her annual retainer payments and meeting fees from the Company in the form of cash, options, restricted shares, stock units or a combination thereof. The number and terms of such options, restricted shares or stock units to be granted to Outside Directors in lieu of annual retainers and meeting fees will be calculated in a manner determined by the Board.

    Upon a Change in Control, an Award will become fully exercisable as to all shares subject to such Award if such Award is not assumed by the surviving corporation or its parent and the surviving corporation or its parent does not substitute such Award with another award of substantially the same terms. In the event of an involuntary termination within 12 months following a Change in Control, the vesting of an Award will accelerate, as if the holder of the Award performed services for the Company for an additional 12 months.

    A Change in Control includes (i) a merger or consolidation of the Company after which the Company's then current stockholders own less than 50% of the surviving corporation, (ii) sale of all or substantially all of the assets of the Company, (iii) a proxy contest that results in replacement of more than one-third of the directors over a 24-month period or (iv) acquisition of 50% or more of the Company's outstanding stock by a person other than a trustee of any of the Company's employee benefit plans or a corporation owned by the stockholders of the Company in substantially the same proportions as their stock ownership in the Company. In the event of a merger or other reorganization, outstanding options, SARs, restricted shares and stock units will be subject to the agreement of merger or reorganization, which may provide for the assumption of outstanding Awards by the surviving corporation or its parent, for their continuation by the Company (if the Company is a surviving corporation), for accelerated vesting and accelerated expiration, for settlement in cash or for cancellation of the outstanding Awards.

    The Board may amend or terminate the Plan at any time. Amendments may be subject to stockholder approval to the extent required by applicable laws.

    1997 EMPLOYEE STOCK PURCHASE PLAN

    The Board adopted the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") on September 23, 1997, subject to stockholder approval. A total of 200,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify under Section 423 of the Code. Each calendar year, two overlapping offering periods each with a duration of 18 months will commence on January 1 and July 1 (except that the first offering period will commence on the effective date of the offering and end on June 30, 1999). Each offering period contains three six-month accumulation periods, with purchases occurring at the end of each six-month accumulation period. However, the initial accumulation period will begin on the effective date of the offering and end on June 30, 1998. The Purchase Plan will be administered by the Committee. Each employee will be eligible to participate if he or she is employed by the Company for at least 20 hours per week and for more than five months per year. The Purchase Plan permits each eligible employee to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. No more than 500 shares may be purchased on any purchase date. The price of each share of Common Stock purchased under the Purchase Plan will be 85% of the lower of (i) the fair market value per share of Common Stock on the date immediately prior to the first date of the applicable offering period (except that in the case of the first offering period, the price per share will be the price offered to the public in the offering) or (ii) the date at the end of the applicable accumulation period. Employees may end their participation in the Purchase Plan at any time during the accumulation period, and participation ends automatically upon termination of employment with the Company.

    In the event of a Change in Control, all offering periods and accumulation periods will terminate and each outstanding purchase right will be exercised. The Board may amend or terminate the Purchase Plan at any time. However, the Board may not, without stockholder approval, increase the number of shares of Common Stock reserved for issuance under the Purchase Plan.

401(K) PLAN

    The Company has adopted a 401(k) retirement savings plan referred to as the "Information Advantage, Inc. Employees 401(k) Plan." This plan is available to all employees who have attained age 21 and have completed six months of service. An employee may contribute, on a pre-tax basis, up to 20% of the employee's wages from the Company to limitations specified under the Internal Revenue Code. Under the terms of the Information Advantage, Inc. Employees 401(k) Plan, the Company may match employee contributions up to six percent of the employee's compensation and may make discretionary profit sharing contributions, but has not elected to do either. Contributions are allocated to each employee's individual account and are, at the employee's election, invested in one, all, or some combination of the investment funds available under this 401(k) plan. Employee contributions are fully vested and non-forfeitable. Employees will vest in any Company contributions at the rate of 20% for each year of service.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    The Company has employment contracts and severance agreements in effect with Richard L. Tanler, Chairman of the Board and Senior Vice President, Strategic Planning and Marketing; Larry J. Ford, President and Chief Executive Officer; Robin L. Pederson, Vice President, Worldwide Sales; Rory C. (Butch) Terrien, Senior Vice President, Research and Development; Donald W. Anderson, Vice President and Chief Financial Officer; and Richard S. Parker, Vice President, Marketing. The Company also has severance agreements in effect with Mark Furtney, Vice President, Engineering; Mary K. Trick, Vice President, Customer Service; Keith Deane, General Manager --United Kingdom division; and Michael Gaard, General Manager --Financial Services business unit. Each severance agreement provides for the acceleration of all unvested stock options of the officer following a Change in Control if either (i) his or her employment by the Company is terminated without cause, or (ii) he or she voluntarily terminates his or her employment as a result of a reduction in authority or responsibility as an employee of the Company.

    The Company and Mr. Tanler are parties to an employment agreement and an amendment thereto dated June 11, 1992 and April 27, 1995, respectively, governing his employment with the Company. The agreement sets forth Mr. Tanler's compensation level and eligibility for salary increases, bonuses, benefits and option grants under the 1992 Stock Option Plan. Pursuant to the agreement, Mr. Tanler's employment is voluntary and may be terminated by the Company or Mr. Tanler at any time with 30 days prior written notice, provided however, that if the Company terminates Mr. Tanler's employment without cause, Mr. Tanler shall receive an amount equal to his base salary per month at the end of each of the six months immediately following the date of termination but in no event shall he receive any such payments after he gains employment elsewhere. The Company may immediately terminate Mr. Tanler's employment for cause upon written notice with no further obligation to Mr. Tanler.

    The Company and Mr. Ford are parties to an employment agreement and an amendment thereto dated April 19, 1995 and May 23, 1995, respectively, governing his employment with the Company. The agreement sets forth Mr. Ford's compensation level and eligibility for salary increases, bonuses, benefits and option grants under the 1992 Stock Option Plan. Mr. Ford's employment with the Company under the agreement is voluntary and may be terminated by the Company or Mr. Ford at any time with 30 days prior written notice, provided that if the Company terminates Mr. Ford's employment for reasons other than cause, the Company shall pay to Mr. Ford a sum equal to his current base salary for a period of six months following such termination. Notwithstanding the foregoing, if Mr. Ford's employment is terminated (for reasons other than cause) due to a "change in control of the Company" (defined to mean the acquisition by a person not currently a stockholder of the Company of shares of Company stock representing more than 50% of the voting power of the outstanding shares), Mr. Ford shall receive a sum equal to his then current base salary for an additional 12 month period. The Company may terminate Mr. Ford's employment for cause without notice and without any further obligation to Mr. Ford. The agreement also provides for full acceleration of vesting of his unvested stock options or shares if one of the following events shall occur: (i) the sale by the Company of all or substantially all of its assets and the discontinuance of its business; or (ii) a change in control of the Company (as previously defined) resulting in the termination of Mr. Ford's employment with the Company, a substantial change in the scope of Mr. Ford's employment responsibilities, or job relocation.

    The Company and Mr. Anderson are parties to a letter agreement executed on November 4, 1996 governing his employment with the Company. The agreement sets forth Mr. Anderson's compensation level and eligibility for salary increases, bonuses, benefits and option grants under the 1992 Stock Option Plan. Pursuant to the agreement, Mr. Anderson is entitled to receive, in the event of termination of employment for reasons other than cause or if Mr. Anderson is not employed in a capacity comparable to his then current position due to a change of ownership of the Company, a sum equal to 12 months of base compensation. The agreement also provides for accelerated vesting of unvested stock options if a change of ownership of the Company occurs. If the change of ownership occurs within the first two years of Mr. Anderson's first day of employment with the Company and the Company is still privately owned, 75% of the unvested options or shares shall vest, up to a maximum gain to Mr. Anderson of $1.2 million. Conversely, if the change of ownership occurs after an initial public offering of Company shares, all his unvested options shall immediately vest.

    The Company and Mr. Parker are parties to an employment agreement dated June 11, 1992 governing his employment with the Company. The agreement sets forth Mr. Parker's compensation level and eligibility for salary increases, bonuses, benefits and option grants under the 1992 Stock Option Plan. Pursuant to the agreement, Mr. Parker's employment is voluntary and may be terminated by the Company or Mr. Parker at any time with 30 days prior written notice, provided however, that if the Company terminates Mr. Parker's employment without cause, Mr. Parker shall receive an amount equal to his base salary per month at the end of each of the six months immediately following the date of termination, but in no event shall he receive any such payments after he gains employment elsewhere. The Company may immediately terminate Mr. Parker's employment for cause upon written notice with no further obligation to Mr. Parker.

    The Company and Mr. Pederson are parties to a letter agreement dated March 6, 1996 governing his employment with the Company. The agreement sets forth Mr. Pederson's compensation level and eligibility for salary increases, bonuses, benefits and option grants under the 1992 Stock Option Plan. Pursuant to the agreement, Mr. Pederson is entitled to receive, in the event of termination of Mr. Pederson's employment with the Company (for reasons other than cause) or if Mr. Pederson is not employed in a capacity comparable to his then current position due to a change in ownership of the Company, a sum equal to 12 months of base compensation. The agreement also provides for accelerated vesting of any unvested stock options or shares in the event of a change in ownership of the Company. If Mr. Pederson is employed by the acquiring or surviving entity in a capacity comparable to his then current position, 50% of his unvested stock options or shares shall immediately vest; the remaining 50% shall vest over the subsequent 24 months at a rate of 50% per year. Conversely, if Mr. Pederson's employment with the acquiring or surviving entity is terminated (for reasons other than cause) or if Mr. Pederson is not retained by such acquiring or surviving entity in a capacity comparable to his then current position with the Company, all his unvested stock options shall immediately vest, up to a maximum gain to Mr. Pederson of $4.0 million.

    The Company and Mr. Terrien are parties to an employment agreement dated June 11, 1992 governing his employment with the Company. The agreement sets forth Mr. Terrien's compensation level and eligibility for salary increases, bonuses, benefits and option grants under the 1992 Stock Option Plan. Pursuant to the agreement, Mr. Terrien's employment is voluntary and may be terminated by the Company or Mr. Terrien at any time with 30 days prior written notice, provided however, that if the Company terminates Mr. Terrien's employment without cause, Mr. Terrien shall receive an amount equal to his base salary per month at the end of each of the six months immediately following the date of termination but in no event shall he receive any such payments after he gains employment elsewhere. The Company may immediately terminate Mr. Terrien's employment for cause upon written notice to Mr. Terrien.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Company's Board was formed in 1993, and the members of the Compensation Committee are Drs. Boswell and Haque and Mr. Hollis. None of these individuals was at any time during the year ended January 31, 1997, or at any other time, an officer or employee of the Company. No member of the Compensation Committee of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH DIRECTORS AND OFFICERS AND 5% STOCKHOLDERS

    Since the Company's inception, the Company has raised capital primarily through the sale of its Preferred Stock. In June 1995 the Company sold 3,010,515 shares of Series B convertible redeemable preferred stock at a price of $2.38 per share. In March 1996, the Company sold 1,514,837 shares of Series C convertible redeemable preferred stock at a price of $3.25 per share. In February 1997 the Company sold 1,399,992 shares of Series D convertible redeemable preferred stock at a price of $5.00 per share. The following table summarizes the shares of Preferred Stock purchased by executive officers, directors and 5% stockholders of the Company and persons associated with them since September 1994.

                                                                                    SERIES B     SERIES C     SERIES D
                                                                                    PREFERRED    PREFERRED    PREFERRED
INVESTOR                                                                              STOCK        STOCK        STOCK
---------------------------------------------------------------------------------  -----------  -----------  -----------
Entities affiliated with Norwest Equity Partners(1)..............................     519,665      461,538      501,123
Entities affiliated with St. Paul Venture Capital, Inc.(2).......................     519,665      183,579      200,000
Pathfinder Venture Capital Fund III(3)...........................................     223,827       61,538       50,000
Entities affiliated with Sutter Hill Ventures(4).................................     863,469       99,147      197,568
Entities affiliated with Menlo Ventures(5).......................................     842,105       93,651      100,000
Entities affiliated with Weiss, Peck & Greer(6)..................................      --          615,384      121,049
Donald R. Hollis.................................................................      --           --           40,000
William H. Younger, Jr.(7).......................................................      59,497        6,621       12,784
Donald W. Anderson...............................................................      --           --           20,000

------------------------

(1) Includes shares purchased by Norwest Equity Partners IV, a Minnesota Limited Partnership and Norwest Equity Partners V, a Minnesota Limited Partnership. Dr. Haque is a partner of Itasca Partners and Itasca Partners V, which are the General Partners of Norwest Equity Partners IV and Norwest Equity Partners V, respectively.

(2) Includes shares purchased by St. Paul Fire and Marine Insurance Company and St. Paul Venture Capital IV, L.L.C. Dr. Boswell is the Executive Vice President of St. Paul Venture Capital, Inc., which is an affiliate of St. Paul Fire and Marine Company and the managing member of St. Paul Venture Capital IV, L.L.C.

(3) Messrs. Brian P. Johnson, Andrew J. Greenshields, Gary A. Stoltz, Jack Ahrens, Eugene Fischer and Ms. Barbara L. Santry are the General Partners of Pathfinder Venture Capital Fund III.

(4) Includes shares purchased by Sutter Hill Ventures, a California Limited Partnership, William H. Younger, Jr. and 15 other individuals and entities associated with Sutter Hill Ventures. Mr. Younger is a General Partner of Sutter Hill Ventures.

(5) Includes shares purchased by Menlo Ventures VI, L.P. and Menlo Entrepeneurs Fund VI, L.P. Messrs. H. Dubose Montgomery, Thomas H. Bredt, Douglas C. Carlisle, John W. Jarve, Michael D. Laufer, M.D. and Ms. Sonja L. Hoel are the General Partners of MV Management VI, L.P., the General Partner of Menlo Ventures VI, L.P. and Menlo Entrepeneurs Fund VI, L.P.

(6) Includes shares purchased by WPG Enterprise Fund II, L.P. and Weiss, Peck & Greer Venture Associates III, L.P. Messrs. Philip Greer, Gill Cogan, Phil Black and Christopher J. Schaepe and Ms. Ellen Feeney and Ms. Annette Bianchi are the General Partners of WPG Venture Partners III, L.P., the General Partner of WPG Enterprise Fund II, L.P. and Weiss, Peck & Greer Venture Associates III, L.P.

(7) Includes shares purchased by Mr. Younger as Trustee of a living trust.


    In addition, Norwest Equity Partners V, L.L.P., St. Paul Venture Capital IV, L.L.C., Sutter Hill Ventures, Pathfinder Venture Capital Fund III, Menlo Ventures VI, L.P., Weiss, Peck & Greer Venture Associates III, L.P.,

Larry J. Ford and Ronald E.F. Codd and their affiliated entities will purchase an aggregate of up to 500,000 shares in this offering.


    In April 1996, the Company loaned $70,000 to Richard L. Tanler, the Company's Chairman of the Board and Senior Vice President of Strategic Planning and Marketing. In conjunction with the loan, Mr. Tanler issued a promissory note to the Company for $70,000, bearing interest at the rate of 5.33% per annum, which note is payable 60 days after demand by the Company. As of October 31, 1997, there had been no payments on the loan and the aggregate indebtedness under the loan was $76,316.

    In August 1996, Donald R. Hollis, a director of the Company, was granted an option to purchase 8,000 shares of Common Stock at an exercise price of $1.13 per share in conjunction with becoming a director. Also in August 1996, Mr. Hollis received an option to purchase 2,000 shares of Common Stock at an exercise price of $1.13 per share in conjunction with entering into a consulting agreement with the Company.

    In July 1997, in connection with the acceptance of an employment offer, Mark Furtney, the Company's Vice President, Engineering, was granted an option to purchase 40,000 shares of the Company's Common Stock at an exercise price of $2.13 per share.

    In August 1997, the Company granted Ronald E.F. Codd an option to purchase 8,000 shares of Common Stock at an exercise price of $3.75 per share in conjunction with becoming a director.

    The Company also has granted additional options to certain of its executive officers. Such options are described further in the Management Section under "Executive Compensation" and "Option Grants in Last Fiscal Year."

    The Company has entered into employment agreements with Messrs. Ford, Tanler, Anderson, Parker, Pederson and Terrien. See "Management--Employment Agreements and Change in Control Arrangements."

    In December 1997, the Company and certain holders of its outstanding Preferred Stock (the "Lenders") entered into a Loan and Warrant Purchase Agreement (the "Loan Agreement") to provide the Company with a source of funds for its working capital requirements pending completion of the offering. The Loan Agreement provided the Company with a revolving loan commitment of $3.0 million. Each loan to the Company under the Loan Agreement will bear interest at the rate of 8.0% per annum, compounded annually, from the date funds are provided. All unpaid advances received by the Company under the Loan Agreement, together with accrued interest thereon, will be due and payable upon the earlier of (i) ten days following the closing date of the offering or (ii) May 20, 1998 (such earlier date being the "Maturity Date"). If amounts outstanding under the Loan Agreement are not fully paid on the Maturity Date, then the outstanding unpaid balance will automatically convert on the Maturity Date into shares of the Company's authorized Series D convertible redeemable preferred stock, or if the Company has consummated the offering, shares of Common Stock, at the conversion rate of one share for each $5.00 of principal and interest then outstanding. To date, the Company has not requested advances from Lenders. If the Company receives advances under the Loan Agreement, it intends to pay in cash the outstanding balance of such indebtedness with a portion of the proceeds received by the Company from the offering rather than having such sums convert into equity.

    In consideration of the revolving loan commitment of the Lenders, the Company issued warrants to the Lenders to purchase an aggregate of 30,000 shares of the Company's authorized Series D convertible redeemable preferred stock (which will be converted into a right to acquire an equal number of shares of Common Stock following completion of the offering) at a per share purchase price of $5.00. In the event the Company requests advances from the Lenders under the Loan Agreement, the Company will be required to issue additional warrants on a pro rata basis to the Lenders, with the number of shares subject to such additional warrants equal to 4.0% of the principal amount of each advance from the Lenders. Shares purchased upon exercise of the warrants are entitled to certain registration rights. See "Description of Capital Stock-- Registration Rights."

    The Company believes that all of the transactions set forth herein were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans (if any), between the Company and its officers, directors, and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors of the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

INDEMNIFICATION

    The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information known to the Company regarding beneficial ownership of its Common Stock as of October 31, 1997, and as adjusted to reflect the sale of shares offered hereby and the conversion of all outstanding shares by Preferred Stock into shares of Common Stock and the exercise of warrants to purchase 491,599 shares of Common Stock, by (i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all current executive officers and directors as a group.


                                                                                               PERCENT BENEFICIALLY
                                                                                  NUMBER OF       OWNED(1)(2)(3)
                                                                                    SHARES     --------------------
                                                                                 BENEFICIALLY   BEFORE      AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                                          OWNED(1)(2)   OFFERING   OFFERING
-------------------------------------------------------------------------------  ------------  ---------  ---------
Entities affiliated with Norwest Equity Partners(4)............................     3,048,700      26.16%     20.34%
  2800 Piper Jaffray Tower
  222 South Ninth Street
  Minneapolis, MN 55402
Entities affiliated with St. Paul Venture Capital, Inc.(5).....................     2,384,426      20.46      15.91
  8500 Normandale Lake Blvd.
  Suite 1940
  Bloomington, MN 55437
Entities affiliated with Sutter Hill Ventures(6)...............................     1,201,968      10.31       8.02
  755 Page Mill Road, Suite A-200
  Palo Alto, CA 94304
Pathfinder Venture Capital Fund III(7).........................................     1,197,164      10.27       7.99
  Suite 585, One Corporate Center
  7300 Metro Blvd.
  Edina, MN 55439
Entities affiliated with Menlo Ventures(8).....................................     1,035,756       8.89       6.91
  3000 Sand Hill Road
  Bldg. 4, Suite 100
  Menlo Park, CA 94025
Entities affiliated with Weiss, Peck & Greer(9)................................       736,433       6.32       4.91
  555 California Street
  Suite 3130
  San Francisco, CA 94104
Larry J. Ford(10)..............................................................       229,125       1.93       1.51
Robin L. Pederson..............................................................        34,400          *          *
Richard L. Tanler(11)..........................................................       169,247       1.43       1.12
Mary K. Trick(12)..............................................................        28,000       *             *
Rory C. (Butch) Terrien(13)....................................................        65,200          *          *
Ronald E.F. Codd(14)...........................................................             0          *          *
Fredric R. (Rick) Boswell(5)...................................................     2,384,426       20.46     15.91
Promod Haque(4)................................................................     3,048,700       26.16     20.34
Donald R. Hollis(15)...........................................................        44,000          *          *
Jay H. Wein(16)................................................................       333,359        2.86      2.22
William H. Younger, Jr.(6).....................................................     1,201,968       10.31      8.02
All directors and executive officers as a group (14 persons)(17)...............     7,645,625       63.03%     49.44%


------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. Unless otherwise indicated, the address for each listed stockholder is c/o Information Advantage Software, Inc., 7905 Golden Triangle Drive, Eden Prairie, Minnesota 55344-7227. To the Company's knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock. The number of shares of Common Stock beneficially owned includes shares issuable pursuant to warrants and stock options that are exercisable within 60 days of October 31, 1997.

 (2) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

 (3) Percentage of beneficial ownership is based on 11,655,359 shares of Common Stock outstanding as of October 31, 1997 and 14,989,359 shares of Common Stock to be outstanding after the closing of this offering. Shares issuable pursuant to warrants and stock options are deemed outstanding for computing the percentage of the person holding such warrants or options but are not deemed outstanding for computing the percentage of any other person.


 (4) Excludes shares purchased in connection with this offering. See "Certain Transactions." Includes 1,930,792 shares held by Norwest Equity Partners IV, a Minnesota Limited Partnership, 1,117,908 shares held by Norwest Equity Partners V, a Minnesota Limited Partnership. Dr. Haque is a partner of Itasca Partners and Itasca Partners V, which are the General Partners of Norwest Equity Partners IV, a Minnesota Limited Partnership and Norwest Equity Partners V, a Minnesota Limited Partnership, respectively. Dr. Haque disclaims beneficial ownership of the shares held by Norwest Equity Partners IV, a Minnesota Limited Partnership and Norwest Equity Partners V, a Minnesota Limited Partnership, except to the extent of his pecuniary interest therein arising from his partnership interests in Itasca Partners and Itasca Partners V.



 (5) Excludes shares purchased in connection with this offering. See "Certain Transactions." Includes 2,184,426 shares held by St. Paul Fire and Marine Insurance Company, 200,000 shares held by St. Paul Venture Capital IV, L.L.C. Dr. Boswell is the Executive Vice President of St. Paul Venture Capital, Inc., which is an affiliate of St. Paul Fire and Marine Insurance Company and a managing member of St. Paul Venture Capital IV, L.L.C. Dr. Boswell disclaims beneficial ownership of the shares held by St. Paul Fire and Marine Insurance Company and St. Paul Venture Capital IV, L.L.C.



 (6) Excludes shares purchased in connection with this offering. See "Certain Transactions." Includes 716,632 shares of Common Stock held by Sutter Hill Ventures, a California Limited Partnership ("Sutter Hill"), 78,902 shares held by Mr. William H. Younger, Jr. as Trustee of a living trust and 406,434 shares held of record for 15 other individuals and entities associated with Sutter Hill. Mr. Younger is a General Partner of Sutter Hill and shares voting and investment power with respect to the shares held by Sutter Hill. Mr. Younger disclaims beneficial ownership of the shares held by Sutter Hill and the individuals and entities associated with Sutter Hill, except as to the shares held of record in his name and as to his partnership interest in Sutter Hill.



 (7) Excludes shares purchased in connection with this offering. See "Certain Transactions." Messrs. Brian P. Johnson, Andrew J. Greenshields, Gary A. Stoltz, Jack Ahrens, Eugene Fischer and Ms. Barbara L. Santry are the General Partners of Pathfinder Venture Capital Fund III.



 (8) Excludes shares purchased in connection with this offering. See "Certain Transactions." Includes 1,020,449 shares held by Menlo Ventures VI, L.P. and 15,307 shares held by Menlo Entrepreneurs Fund VI, L.P. Messrs. H. Dubose Montgomery, Thomas H. Bredt, Douglas C. Carlisle, John W. Jarve, Michael D. Laufer, M.D. and Ms. Sonja L. Hoel are the General Partners of MV Management VI, L.P., the General Partner of Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P. These individuals disclaim beneficial ownership of the shares held by Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P., except to the extent of their respective pecuniary interests therein.

 (9) Excludes shares purchased in connection with this offering. See "Certain Transactions." Includes 334,340 shares of Common Stock held by Weiss, Peck & Greer Venture Associates III, L.P., and 402,093 shares of Common Stock held by WPG Enterprise Fund II, L.P. Messrs. Philip Greer, Gill Cogan, Phil Black and Christopher J. Schaepe and Ms. Ellen Feeney and Ms. Annette Bianchi are the General Partners of WPG Venture Partners III, L.P., the General Partner of Weiss, Peck & Greer Venture Associates III, L.P. and WPG Enterprise Fund II, L.P. These individuals disclaim beneficial ownership of the shares held by Weiss, Peck & Greer Venture Associates III, L.P. and WPG Enterprise Fund II, L.P. except to the extent of their respective pecuniary interests therein.



 (10) Excludes shares purchased in connection with this offering. See "Certain Transactions." Includes 201,125 shares of Common Stock issuable pursuant to stock options which may be exercised within 60 days after October 31, 1997.


 (11) Includes 140,676 shares of Common Stock issuable pursuant to stock options which may be exercised within 60 days after October 31, 1997.

 (12) Includes 18,800 shares of Common Stock issuable pursuant to stock options which may be exercised within 60 days after October 31, 1997.

 (13) Includes 65,200 shares of Common Stock issuable pursuant to stock options which may be exercised within 60 days after October 31, 1997.


 (14) Excludes shares purchased in connection with this offering. See "Certain Transactions."



 (15) Includes 4,000 shares of Common Stock issuable pursuant to stock options which may be exercised within 60 days after October 31, 1997.



 (16) Includes 18,000 shares of Common Stock held in the aggregate by Douglas E. Wein, Steven L. Wein and Patricia J. Bazany, children of Mr. Wein, over which Mr. Wein retains voting power.



 (17) Includes 475,001 shares of Common Stock issuable pursuant to stock options which may be exercised within 60 days after October 31, 1997. If the over-allotment option is exercised in full, the percentage of shares beneficially owned will be 47.89%.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, the authorized capital stock of the Company will consist of 60,000,000 shares of Common Stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, $0.01 par value.

COMMON STOCK

    As of October 31, 1997, there were 11,655,359 shares of Common Stock outstanding that were held of record by approximately 72 stockholders. There will be 14,989,359 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and assuming no exercise after October 31, 1997 of outstanding options) after giving effect to the sale of the shares of Common Stock to the public offered hereby and the conversion of the Company's Preferred Stock into Common Stock at a one-to-one ratio.

    The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS
  AND DELAWARE LAW

    CERTIFICATE OF INCORPORATION AND BYLAWS

    The Company's Certificate of Incorporation and Bylaws provide that, upon the closing of this offering, the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors. The Certificate of Incorporation and Bylaws also provide that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The Company's Certificate of Incorporation and Bylaws do not permit stockholders of the Company to call a special meeting of stockholders. Further, provisions of the Certificate of Incorporation and Bylaws provide that the stockholders may amend certain provisions of the Certificate of Incorporation or Bylaws only with the affirmative vote of holders of 80% of the Company's capital stock. These provisions of the Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the

Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company and may have an adverse effect on the public trading price of the Company's Common Stock. See "Risk Factors--Effect of Certain Charter Provisions; Antitakeover Effects of Certificate of Incorporation, Bylaws, and Delaware Law."

    DELAWARE TAKEOVER STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

    After this offering, the holders of approximately 10,438,924 shares of Common Stock (assuming the exercise of warrants to purchase 30,000 shares of Common Stock held by holders of registration rights) will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include share of such Common Stock therein. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, National Association, and its telephone number is (612) 450-4064.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 14,989,359 shares of Common Stock outstanding. Of this amount, the 3,334,000 shares offered hereby will be available for immediate sale in the public market as of the date of this Prospectus. Approximately 11,221,369 additional shares will be available for sale in the public market following the expiration of 180-day lockup agreements with the Representatives of the Underwriters or the Company, subject in some cases to compliance with the volume and other limitations of Rule 144.

                                                APPROXIMATE SHARES
DAYS AFTER DATE OF                             ELIGIBLE FOR FUTURE
THIS PROSPECTUS                                        SALE                             COMMENT
--------------------------------------------  ----------------------  --------------------------------------------
Upon Effectiveness..........................          3,371,327       Freely tradable shares sold in offering and
                                                                        shares salable under Rule 144(k) that are
                                                                        not subject to 180-day lockup
90 days.....................................              2,299       Shares salable under Rule 144, 144(k) or 701
                                                                        that are not subject to 180-day lockup.
180 days....................................         11,181,743       Lockup released; shares salable under Rule
                                                                        144, 144(k) or 701
Over 180 days...............................            433,990       Restricted securities held for one year or
                                                                        less

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 150,000 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

    The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

    The Company, its directors, executive officers, stockholders with registration rights and certain other stockholders and optionholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior consent of BancAmerica Robertson Stephens for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period"), except that the Company may, without such consent, grant options and sell shares pursuant to the Company's stock plans.

    Any employee of or consultant to the Company who purchased his or her shares under the 1992 plan or pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of October 31, 1997, the holders of options exercisable into approximately 2,257,113 shares of Common Stock will be eligible to sell their shares upon the expiration of the 180-day Lockup Period, subject in certain cases to vesting of such options.

    The Company intends to file a registration statement on Form S-8 under the Securities Act to register 1,200,000 shares of Common Stock subject to outstanding stock options or reserved for issuance under the 1997 Plan and the Purchase Plan within 180 days after the date of this Prospectus, and thereafter up to 2,364,984 shares of Common Stock subject to outstanding stock options or reserved for issuance under the 1992 Stock Option Plan; thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

    In addition, after this offering, the holders of approximately 10,438,924 shares of Common Stock (assuming the exercise of warrants to purchase 30,000 shares of Common Stock held by holders of registration rights) will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens, NationsBanc Montgomery Securities, Inc., Piper Jaffray Inc. and First Albany Corporation (the "Representatives"), have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all shares if any are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                                    NUMBER OF
UNDERWRITER                                                                           SHARES
----------------------------------------------------------------------------------  ----------
BancAmerica Robertson Stephens....................................................
NationsBanc Montgomery Securities, Inc............................................
Piper Jaffray Inc.................................................................
First Albany Corporation..........................................................
                                                                                    ----------
  Total...........................................................................   3,334,000
                                                                                    ----------
                                                                                    ----------

    The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession of not in excess of $     per share, of which
$     may be reallowed to other dealers. After the initial public offering, the public offering price, concession, and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 500,100 additional shares of Common Stock at the same price per share as will be paid for the 3,334,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 3,334,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 3,334,000 shares are being sold.

    The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.


    Each officer and director who holds shares of the Company, holders (including such officers and directors) of 11,615,734 shares of Common Stock and all warrantholders of the Company and optionholders of the Company holding options exercisable within the 180-day Lockup Period have agreed, for the 180-day Lockup Period, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell (including without limitation in a short sale), dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exercisable for or exchangeable for shares of Common Stock owned as of the date of this Prospectus directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancAmerica Robertson Stephens. However, BancAmerica Robertson Stephens may, in its sole discretion and at any time or from time to time without notice, release all or any portion of the securities subject to lock-up agreements.


    There are no agreements between the Representatives and any of the Company's stockholders providing consent by the Representatives to the sale of shares prior to the expiration of the 180-day Lockup Period.

    In addition, the Company has agreed that during the 180-day Lockup Period, the Company will not, without the prior written consent of BancAmerica Robertson Stephens, subject to certain exceptions, issue, offer to sell, sell, contract to sell (including without limitation in a short sale), dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sale of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options, and the Company's issuance of options and shares under existing employee stock option and stock purchase plans. See "Shares Eligible For Future Sale."

    The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby will be determined through negotiations among the Company and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the offering at or above the initial offering price.

    The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


    Of the 3,334,000 shares being sold in the offering, certain affiliates of the Company will purchase an aggregate of up to 500,000 shares for investment purposes and not for resale. See "Certain Transactions." In addition, the Underwriters have reserved for sale, at the initial public offering price, up to 5% of the Common Stock offered hereby for certain individuals designated by the Company who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Certain legal matters in connection with the offering will be passed upon for the Company by Briggs and Morgan, Professional Association, Minneapolis, Minnesota. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements as of January 31, 1996 and 1997 and October 31, 1997 and for each of the three years in the period ended January 31, 1997 and for the nine months ended October 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

                          INFORMATION ADVANTAGE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                        ---------
Report of Independent Accountants.....................................................     F-2
Consolidated Financial Statements:
  Consolidated Balance Sheet as of January 31, 1996 and 1997 and October 31, 1997.....     F-3
  Consolidated Statement of Operations for the Years Ended January 311995, 1996 and
    1997 and for the Nine Months Ended October 31, 1996 (Unaudited) and 1997..........     F-4
  Consolidated Statement of Stockholders' Equity (Deficit) for the Years Ended January
    31, 1995, 1996 and 1997 and for the Nine Months Ended October 31, 1997............     F-5
  Consolidated Statement of Cash Flows for the Years Ended January 31, 1995, 1996 and
    1997 and for the Nine Months Ended October 31, 1996 (Unaudited) and 1997..........     F-6
  Notes to Consolidated Financial Statements..........................................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Information Advantage, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Information Advantage, Inc. and its subsidiaries at January 31, 1996 and 1997 and October 31, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997 and for the nine months ended October 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP

Minneapolis, Minnesota
November 13, 1997

                          INFORMATION ADVANTAGE, INC.

                           CONSOLIDATED BALANCE SHEET

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                             JANUARY 31,          OCTOBER 31, 1997
                                                                         --------------------  ----------------------
                                                                           1996       1997      ACTUAL
                                                                         ---------  ---------  ---------   PRO FORMA
                                                                                                          -----------
                                                                                                          (UNAUDITED)
                                                                                                           (NOTE 2)
ASSETS
Current assets:
  Cash and cash equivalents............................................  $   1,939  $     874  $   3,011   $   3,011
  Accounts receivable..................................................      1,562      3,215      6,537       6,537
  Receivable from officer..............................................     --             70         76          76
  Prepaid expenses and other current assets............................        112        318        864         864
                                                                         ---------  ---------  ---------  -----------
    Total current assets...............................................      3,613      4,477     10,488      10,488
                                                                         ---------  ---------  ---------  -----------
Furniture and equipment................................................        611      1,294      2,338       2,338
Other assets...........................................................         97        147        139         139
                                                                         ---------  ---------  ---------  -----------
                                                                         $   4,321  $   5,918  $  12,965   $  12,965
                                                                         ---------  ---------  ---------  -----------
                                                                         ---------  ---------  ---------  -----------

LIABILITIES, REDEEMABLE PREFERRED STOCK AND
   STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Line of credit borrowings............................................  $  --      $  --      $   1,685   $   1,685
  Current portion--long-term debt......................................        275        790        919         919
  Accounts payable.....................................................        419        580        929         929
  Accrued expenses.....................................................        552      1,838      2,682       2,682
  Deferred revenue.....................................................      1,270      3,371      4,888       4,888
                                                                         ---------  ---------  ---------  -----------
    Total current liabilities..........................................      2,516      6,579     11,103      11,103
                                                                         ---------  ---------  ---------  -----------
Long-term debt, less current portion...................................        275      1,244      1,135       1,135
                                                                         ---------  ---------  ---------  -----------
    Total liabilities..................................................      2,791      7,823     12,238      12,238
                                                                         ---------  ---------  ---------  -----------

COMMITMENTS AND CONTINGENCIES (NOTES 6 and 8)
Series A convertible redeemable preferred stock, $0.01 par value.......      5,337      5,337      5,337      --
Series B convertible redeemable preferred stock, $0.01 par value.......      7,150      7,150      7,150      --
Series C convertible redeemable preferred stock, $0.01 par value.......     --          4,923      4,923      --
Series D convertible redeemable preferred stock, $0.01 par value.......     --         --          7,000      --
Stockholders' equity (deficit):
  Common stock, $0.01 par value; 60,000,000 shares authorized; 979,259,
    1,059,139, 1,680,426 and 11,655,359 shares issued and outstanding,
    respectively.......................................................         10         11         17         117
  Additional paid-in-capital...........................................        847      1,007      2,665      26,975
  Cumulative translation adjustments...................................         19         19         17          17
  Accumulated deficit..................................................    (11,833)   (20,352)   (26,382)    (26,382)
                                                                         ---------  ---------  ---------  -----------
Total stockholders' equity (deficit)...................................    (10,957)   (19,315)   (23,683)        727
                                                                         ---------  ---------  ---------  -----------
                                                                         $   4,321  $   5,918  $  12,965   $  12,965
                                                                         ---------  ---------  ---------  -----------
                                                                         ---------  ---------  ---------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                          INFORMATION ADVANTAGE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                 NINE MONTHS ENDED
                                                               YEARS ENDED JANUARY 31,              OCTOBER 31,
                                                           --------------------------------  -------------------------
                                                             1995       1996        1997                       1997
                                                           ---------  ---------  ----------      1996       ----------
                                                                                             -------------
                                                                                              (UNAUDITED)
Revenues:
  License................................................  $   1,826  $   2,686  $    6,491    $   4,786    $    9,087
  Service................................................      1,991      2,956       5,255        3,628         8,414
                                                           ---------  ---------  ----------       ------    ----------
        Total revenues...................................      3,817      5,642      11,746        8,414        17,501
                                                           ---------  ---------  ----------       ------    ----------
Cost of revenues:
  License................................................         72        118         132           94           107
  Service................................................      1,636      2,129       3,308        2,263         5,500
                                                           ---------  ---------  ----------       ------    ----------
        Total cost of revenues...........................      1,708      2,247       3,440        2,357         5,607
                                                           ---------  ---------  ----------       ------    ----------

Gross margin.............................................      2,109      3,395       8,306        6,057        11,894
                                                           ---------  ---------  ----------       ------    ----------

Operating expenses:
  Sales and marketing....................................      3,406      3,854      11,350        7,407        12,305
  Research and development...............................      2,162      2,089       3,189        2,142         3,917
  General and administrative.............................        853      1,247       2,147        1,488         1,539
                                                           ---------  ---------  ----------       ------    ----------
        Total operating expenses.........................      6,421      7,190      16,686       11,037        17,761
                                                           ---------  ---------  ----------       ------    ----------
Loss from operations.....................................     (4,312)    (3,795)     (8,380)      (4,980)       (5,867)

Other income (expense):
  Interest expense.......................................       (102)      (110)       (244)        (181)         (177)
  Interest income........................................         19        116         148          141            88
                                                           ---------  ---------  ----------       ------    ----------
        Total other income (expense).....................        (83)         6         (96)         (40)          (89)
                                                           ---------  ---------  ----------       ------    ----------
Net loss.................................................  $  (4,395) $  (3,789) $   (8,476)   $  (5,020)   $   (5,956)
                                                           ---------  ---------  ----------       ------    ----------
                                                           ---------  ---------  ----------       ------    ----------
Unaudited pro forma net loss per share...................                        $    (0.83)                $    (0.51)
                                                                                 ----------                 ----------
                                                                                 ----------                 ----------
Shares used in computing unaudited pro forma net loss per
  share..................................................                        10,207,765                 11,622,166
                                                                                 ----------                 ----------
                                                                                 ----------                 ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                          INFORMATION ADVANTAGE, INC.
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                               COMMON STOCK       ADDITIONAL     CUMULATIVE                        TOTAL
                                          ----------------------    PAID-IN      TRANSLATION     ACCUMULATED   STOCKHOLDERS'
                                           SHARES      AMOUNT       CAPITAL      ADJUSTMENTS       DEFICIT        DEFICIT
                                          ---------  -----------  -----------  ---------------  -------------  -------------
Balance, January 31, 1994...............    973,659   $      10    $     841      $  --           $  (3,606)     $  (2,755)
  Preferred stock issuance costs........     --          --           --             --                 (17)           (17)
  Stock options.........................      2,000      --                2         --              --                  2
  Translation adjustments...............     --          --           --             --              --             --
  Net loss..............................     --          --           --             --              (4,395)        (4,395)
                                                             --
                                          ---------               -----------           ---     -------------  -------------
Balance, January 31, 1995...............    975,659          10          843         --              (8,018)        (7,165)
  Preferred stock issuance costs........     --          --           --             --                 (26)           (26)
  Stock options.........................      3,600      --                4         --              --                  4
  Translation adjustments...............     --          --           --                 19          --                 19
  Net loss..............................     --          --           --             --              (3,789)        (3,789)
                                                             --
                                          ---------               -----------           ---     -------------  -------------
Balance, January 31, 1996...............    979,259          10          847             19         (11,833)       (10,957)
  Preferred stock issuance costs........     --          --           --             --                 (43)           (43)
  Stock options.........................     79,880           1          160         --              --                161
  Translation adjustments...............     --          --           --             --              --             --
  Net loss..............................     --          --           --             --              (8,476)        (8,476)
                                                             --
                                          ---------               -----------           ---     -------------  -------------
Balance, January 31, 1997...............  1,059,139          11        1,007             19         (20,352)       (19,315)
  Preferred stock issuance costs........     --          --           --             --                 (74)           (74)
  Stock options.........................    187,296           2          905         --              --                907
  Stock purchase warrants exercised.....    433,991           4          753         --              --                757
  Translation adjustments...............     --          --           --                 (2)         --                 (2)
  Net loss..............................     --          --           --             --              (5,956)        (5,956)
                                                             --
                                          ---------               -----------           ---     -------------  -------------
Balance, October 31, 1997...............  1,680,426   $      17    $   2,665      $      17       $ (26,382)     $ (23,683)
                                                             --
                                                             --
                                          ---------               -----------           ---     -------------  -------------
                                          ---------               -----------           ---     -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                          INFORMATION ADVANTAGE, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                       NINE MONTHS ENDED
                                                                       YEARS ENDED JANUARY 31,            OCTOBER 31,
                                                                   -------------------------------  ------------------------
                                                                     1995       1996       1997                      1997
                                                                   ---------  ---------  ---------      1996       ---------
                                                                                                    -------------
                                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................................  $  (4,395) $  (3,789) $  (8,476)   $  (5,020)   $  (5,956)
  Adjustments to reconcile net loss to net cash used by operating activities:
    Depreciation and amortization................................        242        193        470          277        1,199
    Interest expense converted to preferred stock................     --             58     --           --           --
    Changes in operating assets and liabilities:
      Accounts receivable........................................        256       (801)    (1,653)      (1,618)      (3,322)
      Prepaid expenses and other current assets..................       (111)        (1)      (276)        (243)        (546)
      Accounts payable...........................................         53         15        161          371          349
      Accrued expenses...........................................        267         27      1,286          527          844
      Deferred revenue...........................................        431        670      2,101          754        1,117
      Other......................................................         71        (18)       (50)         (22)           8
                                                                   ---------  ---------  ---------       ------    ---------
        Net cash used by operating activities....................     (3,186)    (3,646)    (6,437)      (4,974)      (6,307)
                                                                   ---------  ---------  ---------       ------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to furniture and equipment...........................       (231)       (32)      (592)        (529)        (875)
                                                                   ---------  ---------  ---------       ------    ---------
  Net cash used by investing activities..........................       (231)       (32)      (592)        (529)        (875)
                                                                   ---------  ---------  ---------       ------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options........................          2          4         86           74          217
  Proceeds from exercise of stock purchase warrants..............     --         --         --           --              757
  Proceeds from sale of convertible redeemable preferred stock, net
    of expenses..................................................      2,483      5,067      4,880        4,880        6,926
  Proceeds from issuance of notes payable-stockholders...........      1,000      1,000     --           --           --
  Borrowings under lines of credit...............................         90     --         --           --            1,685
  Repayments on lines of credit..................................     --           (435)    --           --           --
  Proceeds from long-term debt...................................     --         --          1,500        1,500          400
  Principal payments on long-term debt...........................       (170)      (217)      (502)        (279)        (666)
                                                                   ---------  ---------  ---------       ------    ---------
  Net cash provided by financing activities......................      3,405      5,419      5,964        6,175        9,319
                                                                   ---------  ---------  ---------       ------    ---------
Net (decrease) increase in cash and cash equivalents.............        (12)     1,741     (1,065)         672        2,137
Cash and cash equivalents, beginning of period...................        210        198      1,939        1,939          874
                                                                   ---------  ---------  ---------       ------    ---------
Cash and cash equivalents, end of period.........................  $     198  $   1,939  $     874    $   2,611    $   3,011
                                                                   ---------  ---------  ---------       ------    ---------
                                                                   ---------  ---------  ---------       ------    ---------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for interest.........................  $     105  $     132  $     234    $     171    $     168
                                                                   ---------  ---------  ---------       ------    ---------
                                                                   ---------  ---------  ---------       ------    ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                          INFORMATION ADVANTAGE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1--ORGANIZATION

    Information Advantage develops, markets and supports enterprise scalable on-line analytical processing software that is designed to allow large numbers of users to access and analyze large amounts of data to make quick and more informed business decisions. The Company's relational server-based solution, DecisionSuite, provides powerful, robust and flexible analysis processing capabilities that transform raw data into meaningful information from a wide range of desktop and Internet platforms. The Company also provides a comprehensive range of related training, consulting and customer support services.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The consolidated financial statements include accounts of the Company and wholly-owned subsidiaries operating in the United Kingdom and Germany. All significant intercompany accounts and transactions have been eliminated.

    Information for the nine months ended October 31, 1996 is unaudited. The information furnished in the unaudited October 31, 1996 statements of operations and cash flows include all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of such financial statements.

REVERSE STOCK SPLIT

    On October 8, 1997, the Company's Board of Directors approved a reverse 1-for-2 1/2 stock split which became effective on December 3, 1997. The effect of the reverse stock split has been reflected for all periods presented in the accompanying financial statements.

PRO FORMA BALANCE SHEET (UNAUDITED)

    If the offering contemplated by this Prospectus is consummated, all of the convertible redeemable preferred stock outstanding at the closing date will be converted share for share into 9,483,334 shares of common stock. In addition, 639,739 of the 783,158 stock purchase warrants outstanding as of October 31, 1997 will be exercised automatically and converted into 491,599 shares of common stock if not exercised prior to the closing of this offering. The unaudited pro forma balance sheet reflects the conversion of outstanding convertible redeemable preferred stock and common stock warrants at October 31, 1997 into shares of common stock.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

    All assets and liabilities of the Company's foreign subsidiaries are translated from local currencies to U.S. dollars at period end rates of exchange, while the consolidated statement of operations is translated at the average exchange rates during the period. The functional currency for the Company's United Kingdom and

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
German subsidiaries is the respective local currencies. Translation adjustments arising from the translation of net assets located outside of the United States into U.S. dollars are recorded as a separate component of stockholders' equity. Transaction gains or losses on sales to foreign customers which are denominated in their local currencies are recorded in the statement of operations. The Company has not experienced any material transaction gains or losses.

CASH AND CASH EQUIVALENTS

    For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Cash and cash equivalents are valued at amounts which approximate fair value. The fair value of all other financial instruments approximates cost as stated.

REVENUE RECOGNITION AND SIGNIFICANT CUSTOMERS

    Revenues derived from software licenses are recognized upon (a) the execution of a license agreement, (b) delivery of the software product (c) reasonable assurance of customer acceptance of the software and collectibility of the receivable, and (d) fulfillment of any other of the Company's contract obligations. For software provided for demonstration or pilot purposes, or where significant post-delivery obligations exist, revenues are deferred until execution of a license agreement and fulfillment of all revenue recognition requirements. Revenues derived from maintenance contracts which are bundled with the initial licenses and all revenues from extended maintenance contracts are deferred and recognized ratably over the term of the maintenance contract. Revenues from maintenance contracts are included in services revenues. Revenues from training and consulting services are recognized as the services are performed. The Company's policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition."

    Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. Three different customers accounted for approximately 20%, 17% and 12%, respectively, of total revenues during 1995. Different individual customers accounted for approximately 14% and 10% of revenues during 1996 and 1997, respectively. For the nine months ended October 31, 1997, no single customer accounted for greater than 10% of total revenues. Receivables from the individual significant customer in 1996 represented approximately 9% of total receivables at January 31, 1996. As of October 31, 1997, a single customer accounted for 21% of total accounts receivable.

    Accounts receivable are stated net of the related allowance for doubtful accounts of $21, $101 and $101 as of January 31, 1996 and 1997 and October 31, 1997, respectively.

RESEARCH AND DEVELOPMENT

    Expenditures for research and software development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility of the product is established and the realizability of any capitalized costs is determined. Technological feasibility is evidenced by a working model. The period between achieving technological feasibility and the general availability to the public of such software has been short.

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Consequently, costs otherwise capitalizable after technological feasibility is achieved have been expensed because they have been insignificant to both total assets and net loss.

FURNITURE AND EQUIPMENT

    Furniture and equipment, including those assets acquired under capital leases, consists of computers and office equipment, and is depreciated using the straight-line method over the estimated useful lives of the assets, which generally range from 3 to 5 years. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred. Amortization of assets under capital leases is included in depreciation expense. The amount of leased equipment consists of the following:

                                                              JANUARY 31,
                                                         ----------------------  OCTOBER 31,
                                                            1996        1997        1997
                                                         ----------  ----------  -----------
Equipment cost.........................................  $      441  $      927   $   1,215
Less: Accumulated amortization.........................        (130)       (336)       (590)
                                                         ----------  ----------  -----------
                                                         $      311  $      591   $     625
                                                         ----------  ----------  -----------
                                                         ----------  ----------  -----------

INCOME TAXES

    Income taxes are accounted for on the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities reduced by a valuation allowance, as necessary.

UNAUDITED PRO FORMA NET LOSS PER SHARE

    Unaudited pro forma net loss per share is based on the unaudited pro forma weighted average number of shares of common stock and common equivalent shares outstanding for the period. The unaudited pro forma weighted average number of shares assumes the conversion of the Company's convertible redeemable preferred stock into 9,483,334 shares of common stock, and the automatic conversion of convertible preferred stock warrants to 491,599 shares of Common Stock, which will occur upon completion of the offering. Because of the significant impact of the assumed conversion on the Company's capital structure and earnings per share, historical earnings per share have been excluded from the financial statements. Pursuant to certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, all common stock, warrants and options issued by the Company with exercise prices below the initial public offering (IPO) price during the 12-month period preceding the date of the initial filing of the Registration Statement have been included in the calculation of net loss per share, using the treasury stock method based on the assumed IPO price, as if they were outstanding for all prior periods presented.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 applies to entities with publicly held common stock and is effective for financial statements issued for periods ending after December 15, 1997. Under SFAS No. 128 the presentation of primary earnings per share is replaced with a presentation of basic earnings per share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share for entities with complex capital structures. Basic

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) earnings per share includes no dilution and is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. Management believes the adoption of SFAS No. 128 will not have a material effect on the financial statements.

    In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" (SFAS No. 130). SFAS No. 130 is effective for financial statements for fiscal years beginning after December 15, 1997. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. All components of comprehensive income are required to be reported in a new financial statement. Management believes the adoption of SFAS No. 130 will not have a material effect on the Company's financial statements.

    In June 1997, the Financial Accounting Standards Board also issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. Management believes the adoption of SFAS No. 131 will not have a material effect on the Company's financial statements.

    The American Institute of Certified Public Accountants' has approved a new Statement of Position (SOP), SOP 97-2 which will supersede Statement of Position 91-1, "Software Revenue Recognition." Management has assessed this new statement and believes that its adoption will not have a material effect on the timing of the Company's revenue recognition or cause changes to its revenue recognition policies.

NOTE 3--FINANCIAL STATEMENT COMPONENTS

Furniture and equipment consists of the following:

                                                                    JANUARY 31,
                                                                --------------------  OCTOBER 31,
                                                                  1996       1997        1997
                                                                ---------  ---------  -----------
Computer equipment............................................  $     785  $   1,615   $   2,325
Furniture and office equipment................................        474        722       1,572
Less: Accumulated depreciation................................       (648)    (1,043)     (1,559)
                                                                ---------  ---------  -----------
                                                                $     611  $   1,294   $   2,338
                                                                ---------  ---------  -----------
                                                                ---------  ---------  -----------

Accrued expenses consist of the following:

                                                                    JANUARY 31,
                                                                --------------------  OCTOBER 31,
                                                                  1996       1997        1997
                                                                ---------  ---------  -----------
Accrued wages and benefits....................................  $     365  $   1,294   $   2,076
Other accrued expenses........................................        187        544         606
                                                                ---------  ---------  -----------
                                                                $     552  $   1,838   $   2,682
                                                                ---------  ---------  -----------
                                                                ---------  ---------  -----------

NOTE 4--LINE OF CREDIT

    The Company has a $2.0 million working capital line of credit with a bank. Borrowings are limited to the lesser of $2.0 million or 70% of eligible accounts receivable. Borrowings bear interest at an annual rate of 1.75%

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 4--LINE OF CREDIT (CONTINUED)
above the bank's prime rate (8.25% at January 31, and 8.50% at October 31, 1997) and are collateralized by all of the Company's assets. The agreement expired on September 3, 1997 and was renewed through September 2, 1998 under substantially the same terms. Borrowings outstanding under this line at January 31, 1996 and 1997 and October 31, 1997 were $0, $0, and $1,685, respectively. The line of credit agreement contains certain covenants pertaining to operating results and certain other financial ratios. At October 31, 1997, the Company was in compliance with these covenants.

NOTE 5--LONG-TERM DEBT

Long-term debt consists of the following:

                                                                     JANUARY 31,
                                                                 --------------------  OCTOBER 31,
                                                                   1996       1997        1997
                                                                 ---------  ---------  -----------
Subordinated note payable; bears interest at 13.5% per annum;
  due in varying monthly installments through April 1999;
  secured by certain Company assets............................  $  --      $   1,397   $   1,065
Capital lease obligations; bear interest at 8.0% to 13.5% per annum; due in varying monthly installments through October
  2000.........................................................        382        581         589
Equipment note payable; bears interest at 1.75% above prime
  (8.50% at October 31, 1997); due in 30 monthly installments
  of $15 through September 3, 2000.............................     --         --             400
Note payable; bears interest at 10% per annum; due in quarterly installments of $28, plus accrued interest, through June
  1997.........................................................        168         56      --
                                                                 ---------  ---------  -----------
                                                                       550      2,034       2,054
Current portion--long-term debt................................       (275)      (790)       (919)
                                                                 ---------  ---------  -----------
                                                                 $     275  $   1,244   $   1,135
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

Future payments of long-term debt are as follows:

YEARS ENDING JANUARY 31,
-------------------------------------------------------------------------------------
1998.................................................................................  $     363
1999.................................................................................      1,206
2000.................................................................................        694
2001.................................................................................        163
                                                                                       ---------
                                                                                           2,426
Less: Amount representing interest...................................................       (372)
                                                                                       ---------
                                                                                       $   2,054
                                                                                       ---------
                                                                                       ---------

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 6--OPERATING LEASES

    The Company leases equipment and office space in several facilities under non-cancelable operating leases which expire on various dates through June 2002. Rental expense under such leases were $571, $547 and $721, for the years ended January 31, 1995, 1996 and 1997, respectively and $644 for the nine months ended October 31, 1997. Future minimum payments under the lease agreements are as follows:

YEARS ENDING JANUARY 31,
-------------------------------------------------------------------------------------
1998.................................................................................  $     574
1999.................................................................................        704
2000.................................................................................        667
2001.................................................................................        373
2002.................................................................................         86
                                                                                       ---------
                                                                                       $   2,404
                                                                                       ---------
                                                                                       ---------

NOTE 7--INCOME TAXES

    At October 31, 1997, the Company had net operating loss carryforwards of approximately $20 million for income tax purposes. The net operating loss carryforwards will begin to expire in 2007. Utilization of these net operating loss carryforwards in the future by the Company may be limited or deferred subject to Section 382 of the Internal Revenue Code. No future tax benefit for such carryforwards or other temporary differences has been recognized since utilization of such benefits is not presently deemed by management to be more likely than not based on the weight of available evidence.

    Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                  JANUARY 31,
                                                              --------------------  OCTOBER 31,
                                                                1996       1997        1997
                                                              ---------  ---------  -----------
Deferred tax liabilities:
  Tax depreciation in excess of financial reporting.........  $      36  $      37   $  --
                                                              ---------  ---------  -----------
Deferred tax assets:
  Net operating loss carryforward...........................      3,638      6,284       7,955
  Vacation and other accruals...............................        313        851         772
  Book depreciation in excess of tax........................     --         --              89
  Research and development credit carryforward..............     --             48          85
  Accounts receivable allowance.............................          8         33          39
  Amortization..............................................        168         49      --
                                                              ---------  ---------  -----------
    Total deferred tax assets...............................      4,127      7,265       8,940
                                                              ---------  ---------  -----------
Valuation allowance.........................................     (4,091)    (7,228)     (8,940)
                                                              ---------  ---------  -----------
  Total net deferred income taxes...........................  $  --      $  --       $  --
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 8--CAPITAL STRUCTURE

    The Company has the following authorized capital stock: 60,000,000 common shares, 4,000,000 Series A convertible redeemable preferred shares, 4,000,000 Series B convertible redeemable preferred shares, 1,633,198 Series C convertible redeemable preferred shares, 1,400,000 Series D convertible redeemable preferred shares, 4,000,000 Series E convertible redeemable preferred shares, 4,000,000 Series F convertible redeemable preferred shares, 1,633,198 Series G convertible redeemable preferred shares, and 1,400,000 Series H convertible redeemable preferred shares (collectively, the Preferred Shares), all of which have $0.01 par value. The Preferred Shares are convertible, at the option of the holder, into common stock on a share for share basis, have certain voting rights and provide for certain liquidation preferences. The conversion feature is automatic upon the closing of an initial public offering of the Company's common stock.

SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

    During March 1993, the Company issued 1,558,000 shares of Series A convertible redeemable preferred stock for $1.50 per share. Total proceeds were $2,310, net of expenses. As part of this sale, preferred stockholders were issued warrants to purchase 779,000 shares of common stock at $1.50 per share. These warrants expire on March 10, 1998. Using an option-pricing model the fair value of the warrants was immaterial.

    During February 1994, the Company completed the sale of an additional 1,999,990 shares of Series A convertible redeemable preferred stock at $1.50 per share. In anticipation of this sale, certain preferred stockholders had, as of January 31, 1994, advanced $500 to the Company. In February 1994, these advances were applied to the purchase price of the shares acquired. Total proceeds from the sale, including the initial stockholder advances, were $2,983, net of expenses. Total proceeds from the sales of all shares of Series A convertible redeemable preferred stock were $5,293, net of expenses, with 3,557,990 shares outstanding.

SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK

    During June 1995, the Company completed the sale of 3,010,515 shares of Series B convertible redeemable preferred stock at $2.375 per share to substantially all of the preferred stockholders who purchased preferred stock in February 1994 and several new investors. In anticipation of this sale, certain preferred stockholders had, as of January 31, 1995, advanced $1,000 to the Company. Such advances were reflected as notes payable-- stockholders in the balance sheet at January 31, 1995. Additionally during February 1995, the Company obtained an additional $1,000 of advances from the preferred stockholders. As a condition of the advances, such stockholders received warrants to purchase 294,734 common shares at $2.375 per share for a period of four years from the date of issuance. Using the fair value method prescribed in SFAS No. 123, the fair value of the warrants was immaterial. In June 1995, these advances were applied to the purchase price of the shares acquired. Total proceeds from the sale were $7,124, net of expenses.

SERIES C CONVERTIBLE REDEEMABLE PREFERRED STOCK

    During March 1996, the Company sold 1,514,837 shares of Series C convertible redeemable preferred stock at $3.25 per share to substantially all existing preferred stockholders and several new investors. Total proceeds from the sale were $4,880, net of expenses.

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 8--CAPITAL STRUCTURE (CONTINUED)
SERIES D CONVERTIBLE REDEEMABLE PREFERRED STOCK

    During February 1997, the Company sold 1,399,992 shares of Series D convertible redeemable preferred stock at $5.00 per share to both existing and several new investors. Total proceeds from the sale were $6,926, net of expenses.

MANDATORY PREFERRED STOCK REDEMPTION

    One-fourth of the Series A and E convertible redeemable preferred shares are subject to redemption during each of the fiscal years from 1998 through 2000, with the balance to be redeemed during fiscal year 2001. One-fourth of the Series B and F convertible redeemable preferred shares are subject to redemption during each of the fiscal years from 2000 through 2002, with the balance to be redeemed during fiscal year 2003. One-fourth of the Series C and G convertible redeemable preferred shares are subject to redemption during each of the fiscal years from 2001 through 2003, with the balance to be redeemed during fiscal year 2004. One-fourth of the Series D and H convertible redeemable preferred shares are subject to redemption during each of the fiscal years from 2002 through 2004, with the balance to be redeemed during fiscal year 2005. The redemption price shall equal the per share issuance price plus any unpaid and accumulated or accrued dividends on the preferred stock. The Preferred Shares are recorded at redemption value which also is the Preferred Shares liquidation value. In the event any dividend or distribution is declared or made with respect to the common stock, a comparable dividend or distribution must be simultaneously declared or made with respect to the Preferred Shares. There have been no dividends declared or paid through October 31, 1997.

    Future redemptions of the Series A, B, C and D convertible redeemable preferred shares outstanding as of October 31, 1997 are as follows:

YEARS ENDING JANUARY 31,
---------------------------------------------------------------
1998...........................................................  $   1,334
1999...........................................................      1,334
2000...........................................................      3,122
2001...........................................................      4,353
2002...........................................................      4,768
Thereafter.....................................................      9,499
                                                                 ---------
                                                                 $  24,410
                                                                 ---------
                                                                 ---------

CAPITAL STRUCTURE CHANGES

    In September 1997, subject to certain conditions, the Board of Directors authorized the reincorporation of the Company in Delware, increased the authorized shares of the Company and designated a par value of $0.01 for common and convertible redeemable preferred shares. All applicable share data included in the financial statements has been adjusted to give retroactive effect to such action. In addition, the Company authorized 5,000,000, $.01 par value preferred shares to be effective subsequent to the closing of an initial public offering.

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 8--CAPITAL STRUCTURE (CONTINUED)
OTHER WARRANTS

    In conjunction with certain bank financing activities, the Company issued a warrant in March 1995 to its bank to purchase 15,000 common shares at $2.00 per share. The warrant expires on March 30, 2000. In conjunction with certain other financings in fiscal 1996 and 1997, the Company issued warrants to a different lender to purchase 33,683 Series B convertible redeemable preferred shares at $2.375 per share. The warrants expire on September 29, 1999 (13,473 shares) and November 20, 2000 (20,210 shares). In addition, the Company issued an additional warrant to this lender in fiscal 1997 to purchase 94,736 Series C convertible redeemable preferred shares at $3.25 per share, which expires on April 12, 2003. Using the fair value method prescribed in SFAS No. 123, the fair value of the warrants was immaterial.

    As of October 31, 1997, the Company had outstanding 783,158 stock purchase warrants at conversion prices ranging from $1.50 to $3.25. Of these, 639,739 warrants will be automatically exercised and converted into 491,599 shares of common stock if not exercised prior to the closing of this offering.

NOTE 9--STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

STOCK OPTION PLANS

    The Company has a stock incentive plan (the "1992 Stock Option Plan") that reserves a total of 2,640,000 shares of common stock for issuance of stock options to employees, officers and directors.

    In September 1997, the Company's Board of Directors adopted, subject to stockholder approval, the 1997 Equity Incentive Plan (the "1997 Plan"). The number of shares of common stock reserved for issuance under the 1997 Plan is equal to 1,000,000, plus the number of remaining shares available for grant under the Company's 1992 Stock Option Plan at the effective date of the offering. Beginning February 1, 1999 and each year thereafter, the number of shares reserved for issuance will automatically increase by the lesser of 400,000 shares or 3.5% of the total number of shares of common stock then outstanding.

    The option price for stock options granted is determined by the Company's Board of Directors on the date of grant. Canceled options are available for future grant and unvested options issued to employees are canceled when their employment with the Company terminates. Generally, options granted to employees vest over a five-year period and expire ten years after the date of grant.

    The Company records compensation related to stock options using the intrinsic value method of APB No. 25. Compensation related to stock options granted below fair market value through October 31, 1997 approximates $1.1 million. Such compensation is considered deferred compensation and amortized over the vesting period of the related options.

    The Company has adopted the disclosure-only provisions of SFAS No. 123. For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock plan been determined based on the minimum value at the grant date for awards during fiscal years 1996, 1997 and during the nine months ended October 31, 1997,

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 9--STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (CONTINUED) consistent with the provisions of SFAS No. 123, the Company's net losses would have been increased to the pro forma amounts indicated below:

                                                           JANUARY 31,
                                                    --------------------------  OCTOBER 31,
                                                        1996          1997          1997
                                                    ------------  ------------  ------------
Net loss--as reported.............................  $     (3,789) $     (8,476) $     (5,956)
Net loss--pro forma...............................        (3,830)       (8,595)       (6,357)

    The minimum value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal years 1996, 1997, and for the nine months ended October 31, 1997, respectively; dividend yield of 0%; risk-free interest rates of 6.7%, 6.4% and 6.3%; and expected lives of 8.5 years. Volatility factors are not applicable to non-public companies.

    A summary of the stock option activity is as follows:

                                                                                     WEIGHTED-
                                                                                      AVERAGE
                                                                  EXERCISE PRICE     EXERCISE
                                                      OPTIONS        PER SHARE         PRICE
                                                     ----------  -----------------  -----------
Outstanding at January 31, 1994....................     257,600    $0.875 - $1.125   $    1.05

Granted............................................     340,640       $1.125         $    1.13
Exercised..........................................      (2,000)   $0.875 - $1.125   $    1.10
Canceled...........................................     (26,600)   $0.875 - $1.125   $    1.13
                                                     ----------

Outstanding at January 31, 1995....................     569,640    $0.875 - $1.125   $    1.10

Granted............................................     767,633       $1.125         $    1.13
Exercised..........................................      (3,600)   $0.875 - $1.125   $    1.03
Canceled...........................................     (60,040)   $0.875 - $1.125   $    1.13
                                                     ----------

Outstanding at January 31, 1996....................   1,273,633    $0.875 - $1.125   $    1.10

Granted............................................     736,120       $1.125         $    1.13
Exercised..........................................     (79,880)   $0.875 - $1.125   $    1.08
Canceled...........................................    (153,220)   $0.875 - $1.125   $    1.13
                                                     ----------
Outstanding at January 31, 1997....................   1,776,653    $0.875 - $1.125   $    1.13

Granted............................................     719,900   $1.125 - $8.75     $    2.51
Exercised..........................................    (187,296)   $0.875 - $2.125   $    1.16
Canceled...........................................     (52,144)  $1.125 - $7.50     $    1.27
                                                     ----------
Outstanding at October 31, 1997....................   2,257,113   $0.875 - $8.75     $    1.55
                                                     ----------
                                                     ----------

    Stock options exercisable at January 31, 1995, 1996 and 1997 and at October 31, 1997 were 112,120, 220,040 and 409,986, and 742,993, respectively. The weighted-average fair value of options granted during fiscal years 1996 and 1997 during the nine months ended October 31, 1997 using the Black-Scholes option-pricing model was $0.22, $0.46 and $2.27 per share, respectively.

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 9--STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (CONTINUED)
    The following table summarizes information about fixed-price stock options outstanding at October 31, 1997:

                                           OPTIONS OUTSTANDING
                                -----------------------------------------    OPTIONS EXERCISABLE
                                                WEIGHTED-                  ------------------------
                                                 AVERAGE       WEIGHTED-                 WEIGHTED-
                                                REMAINING       AVERAGE                   AVERAGE
                                  NUMBER      CONTRACTURAL     EXERCISE      NUMBER      EXERCISE
RANGE OF EXERCISE PRICES        OUTSTANDING       LIFE           PRICE     EXERCISABLE     PRICE
------------------------------  -----------  ---------------  -----------  -----------  -----------
$0.875 - $2.125                  2,004,213            8.1      $   1.210      742,993    $   1.125
$3.750 - $5.625                    195,500            9.8      $   4.000       --           --
$7.50 - $8.75                       57,400            9.9      $   7.750       --           --
                                -----------                                -----------
  Totals                         2,257,113                                    742,993
                                -----------                                -----------
                                -----------                                -----------

EMPLOYEE STOCK PURCHASE PLAN

    In September 1997, the Board of Directors adopted, subject to stockholder approval, the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, eligible employees may purchase on each purchase date, as defined, shares of common stock at 85% of its fair market value, up to the lesser of 500 shares or 15% of the employee's compensation. In addition, 200,000 shares of common stock have been reserved for issuance under the Purchase Plan.

NOTE 10--BENEFIT PLAN

    The Company offers its employees a 401(k) savings plan. Eligible employees may elect to contribute a portion of their salaries up to limits defined by the Internal Revenue Code. The Company may, at its sole discretion, match up to 6% of employee contributions. There have been no employer contributions to date. The Company also offers employees of its subsidiaries in the United Kingdom and Germany a defined contribution plan. The Company does not offer other post-retirement or post-employment benefits.

NOTE 11--RELATED PARTY TRANSACTION

    At January 31, and October 31, 1997, the Company has a receivable from an officer in the amount of $70 and $76, respectively. The receivable bears interest at 5.3%, is secured by 28,572 shares of Company common stock and is due sixty days after demand by the Company.

NOTE 12--SEGMENT AND GEOGRAPHIC AREAS

    The Company operates in one industry segment, the development and marketing of business analysis software products for data warehouse applications and related services. International operations include operations in the United Kingdom and Germany by the Company's wholly-owned subsidiaries. The Company's subsidiaries in the United Kingdom and Germany sell the Company's software products and services in Europe.

                          INFORMATION ADVANTAGE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 12--SEGMENT AND GEOGRAPHIC AREAS (CONTINUED)
The following table presents a summary of operating information and certain balance sheet information by geographic region:

                                                                                       NINE
                                                         FISCAL YEARS ENDED           MONTHS
                                                             JANUARY 31,               ENDED
                                                   -------------------------------  OCTOBER 31,
                                                     1995       1996       1997        1997
                                                   ---------  ---------  ---------  -----------
Revenues:
  Domestic operations............................  $   2,872  $   5,037  $  10,629   $  16,136
  International operations.......................        945        605      1,117       1,365
                                                   ---------  ---------  ---------  -----------
Consolidated.....................................  $   3,817  $   5,642  $  11,746   $  17,501
                                                   ---------  ---------  ---------  -----------
                                                   ---------  ---------  ---------  -----------
Net income (loss):
  Domestic operations............................  $  (4,404) $  (3,437) $  (7,495)  $  (4,966)
  International operations.......................          9       (352)      (981)       (990)
                                                   ---------  ---------  ---------  -----------
Consolidated.....................................  $  (4,395) $  (3,789) $  (8,476)  $  (5,956)
                                                   ---------  ---------  ---------  -----------
                                                   ---------  ---------  ---------  -----------
Identifiable assets:
  Domestic operations............................  $   1,200  $   3,809  $   4,942   $  11,275
  International operations.......................        399        512        976       1,690
                                                   ---------  ---------  ---------  -----------
Consolidated.....................................  $   1,599  $   4,321  $   5,918   $  12,965
                                                   ---------  ---------  ---------  -----------
                                                   ---------  ---------  ---------  -----------

NOTE 13--NON-CASH TRANSACTIONS

    During 1995, 1996, 1997, and during the nine months ended October 31, 1996 and 1997, the Company acquired $124, $303, $486, $340, $288, respectively, of fixed assets through capital leases.

    During 1996, $2 million of notes payable--stockholders was converted to Series B convertible redeemable preferred stock at $0.95 per share.

                                 [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC registration fee............................................  $   9,295
NASD fee........................................................      3,376
Nasdaq National Market listing fee..............................     24,171
Printing and engraving expenses.................................    225,000
Legal fees and expenses.........................................    500,000
Accounting fees and expenses....................................    150,000
Blue sky fees and expenses......................................      5,000
Transfer agent fees.............................................     13,000
Miscellaneous fees and expenses.................................    270,158
                                                                  ---------
  Total.........................................................  $1,200,000
                                                                  ---------
                                                                  ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company and its stockholders. This provision in the Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law." The Registrant maintains directors and officers liabilities insurance. Reference is made to Section 8(b) of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The following transactions reflect the issuance during the previous three years of securities not registered under the Securities Act:

    1. In December 1997, the Company issued warrants to purchase a total of 30,000 shares of Series D convertible redeemable preferred stock to certain holders of outstanding Preferred Stock, at a per share purchase price of $5.00, in conjunction with a $3.0 million revolving loan commitment from such investors to the Company. In the event the Company requests advances from such lenders, the Company will be required to issue additional warrants on a pro rata basis to the lenders, with the number of shares subject to such additional warrants equal to 4% of the principal amount of each advance from the lenders.

    2. As of July 31, 1997, the Company had issued and sold 129,560 shares of its Common Stock to employees and consultants at a price of $.875 or $1.125 per share pursuant to exercises of options under its 1992 Stock Option Plan.

    3. On June 2, 1995, the Company issued 3,010,515 shares of Series B Preferred Stock for an aggregate purchase price of approximately $7,150,000 to a group of 27 investors.

    4. On March 13, 1996, the Company issued 1,514,837 shares of Series C Preferred Stock for an aggregate purchase price of approximately $4,923,000 to a group of 22 investors.

    5. On February 28, 1997, the Company issued 1,399,992 shares of Series D Preferred Stock for an aggregate purchase price of $7,000,000 to a group of 29 investors.

    6. On October 20, 1994 and February 28, 1995, the Company issued warrants to purchase a total of 294,734 shares of Common Stock to a group of three investors in conjunction with loans made by such investors to the Company with an aggregate exercise price of approximately $700,000.

    7. On March 31, 1995, the Company issued a warrant to purchase 15,000 shares of Common Stock to a lender of the Company with an aggregate exercise price of $30,000.

    8. On September 29, 1995, the Company issued a warrant to purchase 13,473 shares of Series B Preferred Stock with an aggregate exercise price of approximately $32,000 to a lender.

    9. On April 12, 1996, the Company issued a warrant to purchase 94,736 shares of Series C Preferred Stock of the Company with an aggregate exercise price of approximately $308,000 to a lender.

    10. On November 20, 1996, the Company issued a warrant to purchase 20,210 shares of Series B Preferred Stock with an aggregate exercise price of approximately $48,000 to a lender.

    The issuances described in Items 15(1) - (10) were exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  Exhibits


EXHIBIT NO.   DESCRIPTION
------------  ------------------------------------------------------------------------------------------------------
       1.1+   Form of Underwriting Agreement.

       3.1+   Certificate of Incorporation of the Registrant, as amended to date.

       3.2+   Form of Certificate of Incorporation to be filed upon the closing of the offering made hereby.

       3.3+   Bylaws of the Registrant.

       4.1+   Reference is made to Exhibits 3.1, 3.2 and 3.3.

       4.2+   Specimen Common Stock certificate.

       4.3+   1993 Stock Purchase Agreement.

       5.1+   Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

      10.1+   Form of Indemnification Agreement.

      10.2+   1992 Stock Option Plan, as amended.

      10.3+   1997 Equity Incentive Plan.

      10.4+   1997 Employee Stock Purchase Plan, as amended.

      10.5+   Employment Agreement between the Company and Larry J. Ford, dated April 19, 1995 ("Ford Agreement").

      10.6+   Amendment to the Ford Agreement, dated May 23, 1995.

      10.7+   Amended and Restated Employment Agreement between the Company and Richard L. Tanler, dated June 11,
                1992.

      10.8+   Promissory Note between the Company and Richard Tanler, dated April 11, 1996.

      10.9+   Employment Agreement between the Company and Richard S. Parker, dated June 11, 1992.

     10.10+   Employment Agreement between the Company and Rory C. (Butch) Terrien, dated June 11, 1992.

     10.11+   Offer Letter to Robin L. Pederson, dated March 6, 1996.

     10.12+   Offer Letter to Donald W. Anderson, executed November 4, 1996.

     10.13+   Amended and Restated Business Loan Agreement between the Company and Silicon Valley Bank, dated
                September 3, 1997.

     10.14+   Subordinated Loan and Security Agreement between the Company and Comdisco, Inc., dated April 12, 1996.

     10.15+   Severance Agreement between the Company and Larry J. Ford, dated November 10, 1997.

     10.16+   Form of Severance Agreement between the Company and Richard L. Tanler, Robin L. Pederson, Rory C.
                (Butch) Terrien, Donald W. Anderson, Richard S. Parker, Mark Furtney, Mary K. Trick, Keith Deane and
                Michael Gaard, dated November 10, 1997.

     10.17+   Loan and Warrant Purchase Agreement between the Company and certain holders of Preferred Stock, dated
                December 4, 1997.

      11.1+   Pro forma Net Loss Per Share.

      21.1+   Subsidiaries of the Registrant.

      23.1+   Consent of Price Waterhouse LLP.

      23.2+   Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Reference is made to Exhibit
                5.1.

EXHIBIT NO.   DESCRIPTION
------------  ------------------------------------------------------------------------------------------------------
      24.1+   Power of Attorney for Larry J. Ford, Donald W. Anderson, Richard L. Tanler, Promod Haque, Fredric R.
                Boswell, Jay H. Wein, William H. Younger, Jr. and Ronald E.F. Codd.

      24.2+   Power of Attorney for Donald R. Hollis.

      27.1+   Financial Data Schedule.

------------------------

+   Previously filed.

    (B) FINANCIAL STATEMENT SCHEDULES

    Schedules have been omitted because the information required to be set forth therein is not applicable or is readily available in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Restated Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, on this 16th day of December, 1997.


                                          INFORMATION ADVANTAGE, INC.

                                          By:        /s/ LARRY J. FORD

                                          --------------------------------------

                                                      Larry J. Ford

                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


          NAME                       TITLE                    DATE
-------------------------  --------------------------  -------------------

                           President, Chief Executive
    /s/ LARRY J. FORD        Officer and Director
-------------------------    (Principal Executive       December 16, 1997
      Larry J. Ford          Officer)

                           Chief Financial Officer,
 /s/ DONALD W. ANDERSON      Vice President
-------------------------    (Principal Financial and   December 16, 1997
   Donald W. Anderson        Accounting Officer)

                           Chairman of the Board of
   * RICHARD L. TANLER       Directors and Senior
-------------------------    Vice President,            December 16, 1997
    Richard L. Tanler        Strategic Planning and
                             Marketing

     * PROMOD HAQUE
-------------------------  Director                     December 16, 1997
      Promod Haque

  * FREDRIC R. BOSWELL
-------------------------  Director                     December 16, 1997
   Fredric R. Boswell

   * DONALD R. HOLLIS
-------------------------  Director                     December 16, 1997
    Donald R. Hollis

          NAME                       TITLE                    DATE
-------------------------  --------------------------  -------------------

      * JAY H. WEIN
-------------------------  Director                     December 16, 1997
       Jay H. Wein

* WILLIAM H. YOUNGER, JR.
-------------------------  Director                     December 16, 1997
 William H. Younger, Jr.

   * RONALD E.F. CODD
-------------------------  Director                     December 16, 1997
    Ronald E.F. Codd

   *By:  /s/ Donald W.
        Anderson
-------------------------
   Donald W. Anderson
   (ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX


EXHIBIT NO.   DESCRIPTION
------------  ------------------------------------------------------------------------------------------------------
       1.1+   Form of Underwriting Agreement.

       3.1+   Certificate of Incorporation of the Registrant, as amended to date.

       3.2+   Form of Certificate of Incorporation to be filed upon the closing of the offering made hereby.

       3.3+   Bylaws of the Registrant.

       4.1+   Reference is made to Exhibits 3.1, 3.2 and 3.3.

       4.2+   Specimen Common Stock certificate.

       4.3+   1993 Stock Purchase Agreement.

       5.1+   Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

      10.1+   Form of Indemnification Agreement.

      10.2+   1992 Stock Option Plan, as amended.

      10.3+   1997 Equity Incentive Plan.

      10.4+   1997 Employee Stock Purchase Plan, as amended.

      10.5+   Employment Agreement between the Company and Larry J. Ford, dated April 19, 1995 ("Ford Agreement").

      10.6+   Amendment to the Ford Agreement, dated May 23, 1995.

      10.7+   Amended and Restated Employment Agreement between the Company and Richard L. Tanler, dated June 11,
                1992.

      10.8+   Promissory Note between the Company and Richard Tanler, dated April 11, 1996.

      10.9+   Employment Agreement between the Company and Richard S. Parker, dated June 11, 1992.

     10.10+   Employment Agreement between the Company and Rory C. (Butch) Terrien, dated June 11, 1992.

     10.11+   Offer Letter to Robin L. Pederson, dated March 6, 1996.

     10.12+   Offer Letter to Donald W. Anderson, executed November 4, 1996.

     10.13+   Amended and Restated Business Loan Agreement between the Company and Silicon Valley Bank, dated
                September 3, 1997.

     10.14+   Subordinated Loan and Security Agreement between the Company and Comdisco, Inc., dated April 12, 1996.

     10.15+   Severance Agreement between the Company and Larry J. Ford, dated November 10, 1997.

     10.16+   Form of Severance Agreement between the Company and Richard L. Tanler, Robin L. Pederson, Rory C.
                (Butch) Terrien, Donald W. Anderson, Richard S. Parker, Mark Furtney, Mary K. Trick, Keith Deane and
                Michael Gaard, dated November 10, 1997.

     10.17+   Loan and Warrant Purchase Agreement between the Company and certain holders of Preferred Stock, dated
                December 4, 1997.

      11.1+   Pro forma Net Loss Per Share.

      21.1+   Subsidiaries of the Registrant.

      23.1+   Consent of Price Waterhouse LLP.

      23.2+   Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Reference is made to Exhibit
                5.1.

      24.1+   Power of Attorney for Larry J. Ford, Donald W. Anderson, Richard L. Tanler, Promod Haque, Fredric R.
                Boswell, Jay H. Wein, William H. Younger, Jr. and Ronald E.F. Codd.

      24.2+   Power of Attorney for Donald R. Hollis.

      27.1+   Financial Data Schedule.


------------------------

+   Previously filed.